UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

The Securities Exchange Act Of 1934

For the month of January 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1
FORWARD-LOOKING STATEMENTS	5
EXCHANGE RATES AND FOREIGN EXCHANGE CONTROL	7
ITEM 1. SELECTED FINANCIAL DATA	9
ITEM 2. SELECTED STATISTICAL INFORMATION	14
ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
A. Operating results	35
B. Liquidity and capital resources	87
E. Off-balance sheet arrangements	91
F. Tabular Disclosure of Contractual Obligations	91
ITEM 4. RECENT DEVELOPMENTS	92
A. Legal Proceedings	92
B. Acquisitions	93
SIGNATURE	96
FINANCIAL STATEMENTS	F-1

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos,” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. See “Exchange rates and foreign exchange control” for information regarding exchange rates for the Colombian currency. This report on Form 6-K translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this report on Form 6-K, all such peso amounts have been translated at the rate of Ps 3,477.45 per U.S.$1.00, which was the representative market rate published on September 30, 2019. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On January 16, 2020, the representative market rate was Ps 3,313.40 per U.S. $1.00.

Definitions

In this report on Form 6-K, unless otherwise indicated or the context otherwise requires, the terms:

•	“Grupo Aval”, “we”, “us”, “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;

•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;

•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;

•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;

•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;

•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

•	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;

•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;

•	“LB Panamá” means Leasing Bogotá S.A., Panamá and its consolidated subsidiaries;

•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary; and

•	“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance,” holding the inspection, supervision and control authority over the individuals or entities involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public, as well as inspection and supervision authority over the holding companies of financial conglomerates in Colombia.

In this report on Form 6-K, references to “beneficial ownership” are calculated pursuant to the definition ascribed by the U.S. Securities and Exchange Commission, or the “SEC,” of beneficial ownership for foreign private issuers contained in Form 20-F. Form 20-F defines the term “beneficial owner” of securities as referring to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.

A person is also considered to be the “beneficial owner” of securities when such person has the right to acquire within 60 days pursuant to an option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

Financial statements

We are a financial holding company and an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Emisores y Valores), and in this capacity, we are subject to inspection and surveillance by the Superintendency of Finance and required to comply with corporate governance and periodic reporting requirements to which all financial holdings and issuers are subject. We are not a financial institution in Colombia and we are not supervised or regulated as a financial institution. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding company of the Aval Financial Conglomerate and we will be required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, (“2018 Form-20F”). All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance and, in the case of BAC Credomatic, subject to inspection and surveillance as a financial institution by the relevant regulatory authorities in each country where BAC Credomatic operates.

Our consolidated financial statements at September 30, 2019 and for the three and nine-month periods ended September 30, 2019 and 2018 have been reviewed, as stated in the report appearing therein, by KPMG, and are included in this report on Form 6-K and referred to as our unaudited condensed consolidated interim financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the unaudited condensed consolidated interim financial statements included herein in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Ratios and Measures of Financial Performance

We have included in this report on Form 6-K ratios and measures of financial performance such as return on average assets, or “ROAA”, and return on average equity, or “ROAE”,

These measures should not be construed as an alternative to IFRS measures and should not be compared to similarly titled measures reported by other companies, which may evaluate such measures differently from how we do. For ratios and measures of financial performance, see “Item 3. Key information—A. Selected financial data— Ratios and Measures of Financial Performance” of our Form 20-F.

Market share and other information

We obtained the market and competitive position data, including market forecasts, used throughout this report on Form 6-K from market research, publicly available information and industry publications. We have presented this data on the basis of information from third-party sources that we believe are reliable, including, among others, the International Monetary Fund, or “IMF”, the Superintendency of Finance, the Colombian Stock Exchange, the Colombian National Bureau of Statistics (Departamento Administrativo Nacional de Estadística), or “DANE”, the Economist Intelligence Unit and Euromonitor International. Industry and government publications, including those referenced herein, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Unless otherwise indicated, gross domestic product, or “GDP”, figures with respect to Colombia in this report on Form 6-K are based on the 2015 base year data series published by DANE. Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We do not make any representation or warranty as to the accuracy of such information.

Our consolidated statement of financial position and statement of income for the periods commencing on or after January 1, 2014, reflect information prepared under IFRS, while comparative disclosures of our financial and operating performance and that of our competitors are based on separate information prepared under Colombian IFRS as reported to the Superintendency of Finance.

Throughout this document, unless otherwise noted, references to average consolidated statement of financial position have been calculated as follows: for the nine-month period ended September 30, 2019, we calculated the average of balances at December 31, 2018, March 31, 2019, June 30, 2019 and September 30, 2019. For the nine-month period ended September 30, 2018, we calculated our average of balances at December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

Banks, merchant banks (corporaciones financieras) and financing companies (compañías de financiamiento comercial) are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Merchant banks invest directly in the real economy and thus are the only credit institutions that may invest in non-financial sectors. Banks are permitted to invest in merchant banks. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation” of our Form 20-F. In Colombia, we operate four banks, one merchant bank and one financing company (under liquidation), and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance.

Annualized ratios

Unless otherwise noted, we present return on average assets, return on average shareholders’ equity, average yields, interest rates and charge-offs to average outstanding loans, among others, for the nine-month periods ended September 30, 2019 and 2018 on an annualized basis by multiplying the numerator for the nine-month period by four thirds (4/3). Annualized ratios are not necessarily indicative of the ratios that will be achieved in full-year 2019.

Other conventions

Certain figures included in this report on Form 6-K have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic summation of the figures that precede them. As such, percentage calculations presented may differ from those of rounded numbers. References to “billions” in this report on Form 6-K are to 1,000,000,000s and to “trillions” are to 1,000,000,000,000s.

“Non-controlling interest” refers to the participation of minority shareholders in our subsidiaries, as applicable.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed in this report on Form 6-K concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 “Reform Act” including such statements contained in "Item 3. Key information-D. Risk factors", "Item 4. Information on the Company-B. Business overview" and "Item 5. Operating and financial review and prospects" of our 2018 Form 20-F.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;

•	developments affecting Colombian, Central American and international capital and financial markets;

•	government regulation and tax matters and developments affecting our company and industry;

•	declines in the oil and affiliated services sector in the Colombian and global economies;

•	increases in defaults by our customers;

•	increases in goodwill impairment losses, or other impairments;

•	decreases in deposits, customer loss or revenue loss;

•	increases in allowances for contingent liabilities;

•	our ability to sustain or improve our financial performance;

•	increases in inflation rates, particularly in Colombia and in jurisdictions in which we operate in Central America;

•	the level of penetration of financial products and credit in Colombia and Central America;

•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

•	decreases in the level of capitalization of our subsidiaries;

•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;

•	adverse legal or regulatory disputes or proceedings;

•	successful integration and future performance of acquired businesses or assets;

•	natural disasters and internal security issues affecting countries where we operate;

•	loss of any key member of our senior management; and

•	other risk factors as set forth under "Item 3. Key information-D. Risk factors" or “Item 5. Operating and financial review and prospects-D. Trend information” of our 2018 Form 20-F.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", "should", "plan", "predict", “potential” and similar words are intended to identify estimates and forward-looking statements. All statements addressing our future operating performance, and statements addressing events and developments that we expect or anticipate will occur in the future, are forward-looking statements within the meaning of the Reform Act. Estimates and forward-looking statements are intended to be valid only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report on Form 6-K might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to the factors mentioned above, among others. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future.

EXCHANGE RATES AND FOREIGN EXCHANGE CONTROL

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including us, for the purchase and sale of U.S. dollars. On September 30, 2019, the representative market rate was Ps 3,477.45 per U.S.$1.00, and on December 31, 2018 and 2017, the representative market rate was Ps 3,249.75 and Ps 2,984.00 per U.S.$1.0, respectively. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/ U.S. dollars.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of peso per U.S. dollar	Low	High
Month:
March 2019	3,082.45	3,190.94
April 2019	3,095.66	3,247.72
May 2019	3,233.97	3,377.16
June 2019	3,177.94	3,377.16
July 2019	3,169.51	3,296.85
August 2019	3,329.23	3,477.53
September 2019	3,356.15	3,477.45
October 2019	3,380.90	3,497.34
November 2019	3,318.47	3,522.48
December 2019	3,277.14	3,522.48
January 2020 (through January 16)	3,253.89	3,313.40

___________

Source: Superintendency of Finance.

Fluctuation of Colombian peso against U.S. dollar

During the nine-month period ended September 30, 2019, the peso depreciated against the U.S. dollar by 7.0% closing at an exchange rate of Ps 3,477.45 per U.S.$1.00 and for the nine-month period ended September 30, 2018, the peso appreciated by 0.4% and closed at an exchange rate of Ps 2,972.18 per U.S.$1.00. During the twelve-month period ended December 31, 2017 the peso appreciated against the U.S. dollar by 0.6% and during the twelve-month period ended December 31, 2018 the peso depreciated against the U.S. dollar by 8.9%.

The Colombian Central Bank and the Ministry of Finance have, over the years, adopted a set of measures intended to tighten monetary policy and control the fluctuation of the peso against the U.S. dollar. Pursuant to Resolution 5 of 2008 and Resolution 11 of 2008 of the Colombian Central Bank, such measures include, among others: reserve requirements on local currency denominated (i) private demand deposits, savings deposits and other deposits on liabilities are currently set at 11.0%, (ii) 4.5% for term deposits, or “CDTs,” with maturities for less than 540 days and (iii) 0.0% for term deposits with maturities for more than 540 days. Reserve requirements with respect to indebtedness in a foreign currency are currently set at 0.0%. During 2007 and 2008, both the Ministry of Finance and the Colombian Central Bank adopted several measures aimed at controlling the fluctuation of the Colombian peso against the U.S. dollar. These measures included, among others, the following:

•	50.0% non-interest-bearing deposit requirement at the Colombian Central Bank, currently applicable to short-term portfolio investments in assets other than shares, convertible bonds or collective investment funds that only invest in shares or convertible bonds, for a period of six months, which was rescinded in 2008;

•	a six-month 40.0% non-interest-bearing deposit at the Colombian Central Bank applicable to corporate reorganization transactions, including mergers, acquisitions and spin-offs if the successor thereof is a Colombian resident required to repay foreign indebtedness that would have otherwise been subject to the deposit requirement of Resolution No. 2 of May 6, 2007;

•	exemptions to the 40.0% non-interest-bearing deposit requirement applicable to foreign investment in local private equity funds and ADR (American Depository Receipt) and GDR (Global Depository Receipt) programs of Colombian issuers;

•	restrictions on the repatriation of foreign direct investments; and

•	interest-free deposits with the Colombian Central Bank applicable to the proceeds resulting from imports financings.

During 2019 the Colombian Central Bank adopted the following measures with regards to the monetary policy of Colombia, among others:

•	Maintain the Central Bank’s intervention rate at 4.25% throughout 2019.

•	On May 2019, the Central Bank suspended the International Accumulation Reserves Program adopted on September 2018, in order to evaluate the impact it had in the foreign exchange market. In October 2019, the Colombian Central Bank ended the International Accumulation Reserves Program sustaining that the current level of the international reserves and the result for the renegotiation of the Flexible Credit Line (FCL) with the International Monetary Fund will sufficiently cover the demand for foreign liquidity.

•	On October 2019, the Colombian Central Bank set the inflation target at 3% for 2020. Although, later in December 2019, the Central Bank established the inflation target for 2020 between 2% and 4%, with a 3.0% target.

•	Regarding the fluctuation of the Colombian peso against US dollar, and with the latest information, we expect there will be no exchange-rate intervention from the Colombian Central Bank in 2020.

•	During the months of July, August, September and November 2019 the Colombian Central Bank did not purchase nor sell foreign currency in the foreign exchange markets. Additionally, during the months of June and October 2019 the Colombian Central Bank did not purchase currency in the foreign exchange markets.

ITEM 1. SELECTED FINANCIAL DATA

A.          Selected financial data

The following financial data of Grupo Aval at September 30, 2019 and for the nine-month periods ended September 30, 2019 and 2018 have been derived from our unaudited condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB, included in this report. We have derived our selected statement of financial position data as of December 31, 2018 from our audited annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB included in our 2018 Annual Report on Form 20-F filed with the SEC on April 26, 2019. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our unaudited condensed consolidated interim financial statements and the related notes, “Presentation of financial and other information” and “Item 3. Operating and financial review and prospects” included in this report on Form 6-K.

Statement of income

IFRS

	Grupo Aval
	For the nine-month period ended September 30,
	2019	2019	2018
	(in U.S.$
	millions,
	unless
	otherwise
	indicated) (3)	(in Ps billions, except share and per share data)
Total interest income	4,168.9	14,497.1	13,665.0
Total interest expense	(1,756.2)	(6,106.9)	(5,550.2)
Net interest income	2,412.7	8,390.1	8,114.8
Impairment loss on loans and other accounts receivable	(909.7)	(3,163.4)	(2,790.2)
Impairment (loss) recovery on other financial assets (1)	15.7	54.8	37.1
Recovery of charged-off financial assets	79.3	275.6	238.4
Net impairment loss on financial assets	(814.7)	(2,833.0)	(2,514.7)
Net income from commissions and fees	1,139.2	3,961.4	3,543.0
Gross profit from sales of goods and services	527.9	1,835.8	1,437.1
Net trading income	229.5	798.1	263.8
Other income (2)	264.3	919.1	1,035.1
Other expenses (1)	(2,105.5)	(7,321.6)	(6,659.7)
Income before income tax expense	1,653.5	5,749.8	5,219.4
Income tax expense	(479.5)	(1,667.5)	(1,675.7)
Net income for the nine-month period	1,173.9	4,082.3	3,543.8
Net income for the nine-month period attributable to:
Owners of the parent	666.9	2,319.3	2,062.0
Non-controlling interest	507.0	1,763.1	1,481.8

(1)	Includes Ps 17.7 billion of impairment loss on other assets, net in the nine-month period ended September 30, 2018. Starting on December 2018 impairment loss on other assets, net is classified under other expenses. Impairment loss on other assets, net for the nine-month period ended September 30, 2019 was Ps 19.5 billion classified under other expenses.

(2)	Includes net income from other financial instruments, mandatory at fair value through profit or loss (Ps 162.4 billion in the nine-month period ended September 30, 2019 and Ps 177.2 billion in the nine-month period ended September 30, 2018).

(3)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at September 30, 2019 of Ps 3,477.45 per U.S.$1.00.

Statement of financial position

	Grupo Aval
	At September 30,		At December 31, 2018
	2019	2019
	(in U.S.$
	millions,
	unless
	otherwise
	indicated)(1)	(in Ps billions, except share and per share data)
Assets:
Cash and cash equivalents	7,860.0	27,332.7	28,401.3
Trading assets	2,673.9	9,298.4	7,204.3
Investment securities	7,059.9	24,550.6	23,030.2
Hedging derivative assets	8.0	27.8	30.1
Total loans	50,160.2	174,429.7	168,685.7
Other accounts receivables, net	3,113.6	10,827.4	9,300.6
Non-current assets held for sale	28.4	98.6	186.7
Investments in associates and joint ventures	284.8	990.3	982.7
Tangible assets	2,591.1	9,010.3	6,588.5
Concession arrangement rights	2,008.8	6,985.6	5,514.5
Goodwill	2,207.5	7,676.3	7,318.6
Other intangible assets	321.6	1,118.4	1,033.9
Income tax assets	320.0	1,112.9	935.2
Other assets	111.7	388.3	462.9
Total assets	78,749.5	273,847.3	259,675.2

Liabilities:
Trading liabilities	239.3	832.2	811.3
Hedging derivatives liabilities	33.2	115.3	195.5
Customer deposits	50,050.5	174,048.0	164,359.5
Interbank borrowings and overnight funds	1,645.4	5,721.8	6,814.1
Borrowings from banks and others	6,508.6	22,633.3	20,610.8
Bonds issued	6,170.4	21,457.1	20,140.3
Borrowings from development entities	1,056.7	3,674.8	3,646.8
Provisions	211.8	736.4	695.3
Income tax liabilities	839.1	2,918.1	2,574.4
Employee benefits	390.1	1,356.4	1,264.9
Other liabilities	2,298.0	7,991.2	9,008.0
Total liabilities	69,443.0	241,484.5	230,120.8

Equity
Attributable to the owners of the parent
Subscribed and paid-in capital	6.4	22.3	22.3
Additional paid-in capital	2,428.7	8,445.8	8,472.3
Retained earnings	2,755.8	9,583.0	8,598.3
Other comprehensive income	363.3	1,263.3	696.8
Equity attributable to owners of the parent	5,554.2	19,314.3	17,789.7
Non-controlling interest	3,752.3	13,048.5	11,764.6
Total equity	9,306.5	32,362.8	29,554.3
Total liabilities and equity	78,749.5	273,847.3	259,675.2

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at September 30, 2019 of Ps 3,477.45 per U.S.$1.00.

Other financial and operating data

	Grupo Aval
	At and for the nine-month period ended September 30,
	2019	2018
	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(1)	5.6%	5.8%
ROAA(2)	2.1%	2.0%
ROAE(3)	17.0%	17.2%
Efficiency ratio(4):	46.0%	46.3%
Credit quality data:
Charge-offs as a percentage of average gross loans(6)	2.2%	1.9%
Operational data (in units):
Number of customers of the banks(7)	15,728,036	15,448,688
Number of branches(8)	1,692	1,732
Number of ATMs(8)	5,572	5,726

	Grupo Aval
	At September 30, 2019	At December 31, 2018
	(in percentages, unless otherwise indicated)

Capital ratios:
Period-end equity as a percentage of period-end total assets	11.8%	11.4%
Tangible equity ratio(5)	8.9%	8.4%
Credit quality data:
Loans past due more than 30 days / total gross loans(6)	4.5%	4.3%
Loans past due more than 90 days / total gross loans(6)	3.3%	3.1%
Loss allowance as a percentage of past due loans more than 30 days	109.8%	113.9%
Loss allowance as a percentage of past due loans more than 90 days	153.2%	158.0%
Loss allowance as a percentage of gross loans(6)	5.0%	4.8%

(1)	For the nine-month periods ended September 30, 2019 and 2018, net interest margin is calculated as net interest income (multiplied by 4/3 in order to annualize) divided by total average interest-earning assets. Average interest-earning assets for the nine-month periods ended September 30, 2019 and 2018 are calculated as the sum of interest-earning assets at each quarter-end during the applicable nine-month period and the prior year end divided by four.

(2)	For the nine-month periods ended September 30, 2019 and 2018, ROAA is calculated as net income (multiplied by 4/3 in order to annualize) divided by average assets. Average assets for the nine-month period ended September 30, 2019 and 2018 are calculated as the sum of assets at each quarter-end during the applicable nine-month period and the prior year end divided by four.

(3)	For the nine-month periods ended September 30, 2019 and 2018, ROAE is calculated as net income attributable to owners of the parent (multiplied by 4/3 in order to annualize) divided by average equity attributable to owners of the parent. Average equity attributable to owners of the parent for the nine-month periods ended September 30, 2019 and 2018 is calculated as the sum of equity attributable to owners of the parent at each quarter-end during the applicable nine-month period and the prior year end divided by four.

(4)	Efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

(5)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights, Ps 6,985.6 billion at September 30, 2019 and Ps 4,981.0 billion at September 30, 2018) divided by total assets minus intangible assets (as defined before). See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance” of our Form 20-F.

(6)	Gross loans exclude interbank and overnight funds (Ps 4,133.1 billion at September 30, 2019 and Ps 3,960.3 billion at September 30, 2018) as these are short-term liquidity operations not subject to deterioration. Charge-offs have been multiplied by 4/3 in order to annualize the charge-off ratio.

(7)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries and BAC Credomatic are counted separately for each banking subsidiary.

(8)	Reflects aggregated number of full-service branches or ATMs of our banking subsidiaries and BAC Credomatic, as applicable, located throughout Colombia and Central America.

Ratios and Measures of Financial Performance

The tables in this section and elsewhere in this report on Form 6-K provide the calculation of certain ratios and measures of financial performance, which are used by our management to analyze the evolution and results of our company. Some of the ratios and measures of financial performance presented by us are either non-IFRS or use non-IFRS inputs. This non-IFRS information should not be construed as an alternative to IFRS measures. The ratios and measures of financial performance as determined and measured by us should not be compared to similarly titled measures reported by other companies as other companies may calculate and report such measures differently.

ROAA and ROAE

ROAA, which is calculated as net income (multiplied by 4/3 in order to annualize) divided by average assets, provides a measure of return on assets. ROAE, which is calculated as net income attributable to owners of the parent (multiplied by 4/3 in order to annualize) divided by average equity attributable to owners of the parent, provides a measure of the total return generated by our company and our subsidiaries to shareholders. Net income attributable to non-controlling interest (multiplied by 4/3 in order to annualize) divided by net income, provides an indication of non-controlling interest ownership of Grupo Aval’s consolidated subsidiaries net income; where a higher ratio typically implies that higher net income was generated in subsidiaries in which Grupo Aval has lower ownerships and vice versa.

The following table sets forth ROAA and ROAE and Net income attributable to non-controlling interest divided by net income for Grupo Aval for the indicated periods.

	Nine-month period ended September 30,
	2019	2018
	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	264,115.4	236,213.0
Average equity attributable to owners of the parent(2)	18,188.7	15,989.4
Net income	4,082.3	3,543.8
Net income attributable to owners of the parent	2,319.3	2,062.0
Net income attributable to non-controlling interest	1,763.1	1,481.8
ROAA(1)	2.1%	2.0%
ROAE(2)	17.0%	17.2%
Net income attributable to non-controlling interest divided by net income	43.2%	41.8%

(1)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 1. Selected financial data—A. Selected financial data—Other financial and operating data”.

(2)	For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 1. Selected financial data—A. Selected financial data—Other financial and operating data”.

The following table sets forth ROAA and ROAE of our business segments for the nine-month period ended September 30, 2019.

	Nine month-period ended September 30, 2019
	Banco de	Banco de	Banco	Banco
	Bogotá	Occidente	Popular	AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Average assets(1)	165,092.9	40,052.1	25,004.6	14,686.4	28,086.0
Average equity attributable to owners of the parent(2)	18,941.5	4,551.8	2,911.8	1,640.6	6,729.8
Net income	2,300.4	477.1	264.3	161.1	1,515.1
Net income attributable to owners of the parent	2,043.8	473.3	263.3	160.6	1,147.6
Net income attributable to non-controlling interest	256.6	3.8	1.0	0.5	367.4
ROAA(1)	1.9%	1.6%	1.4%	1.5%	7.2%
ROAE(2)	14.4%	13.9%	12.1%	13.1%	22.7%
Net income attributable to non-controlling interest divided by net income	11.2%	0.8%	0.4%	0.3%	24.3%

(1)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 1. Selected financial data —A. Selected financial data—Other financial and operating data”.

(2)	For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 1. Selected financial data —A. Selected financial data—Other financial and operating data”.

Tangible equity ratio

The following table sets forth the tangible equity ratio of Grupo Aval and each of its business segments at September 30, 2019.

		Grupo Aval entities
	Grupo Aval	Banco de	Banco de	Banco	Banco
	Consolidated	Bogotá	Occidente	Popular	AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Total Equity	32,362.8	21,313.5	4,786.1	3,049.5	1,714.3	9,528.0
Total Assets	273,847.3	173,261.3	41,179.0	24,205.1	15,018.8	30,486.5
Total Equity / Assets	11.8%	12.3%	11.6%	12.6%	11.4%	31.3%
Intangible assets(1)	8,794.8	6,916.7	258.8	158.9	67.7	502.0
Total Equity – Intangible assets	23,568.1	14,396.8	4,527.3	2,890.6	1,646.5	9,026.0
Total assets – Intangible assets	265,052.6	166,344.6	40,920.2	24,046.2	14,951.1	29,984.6
Tangible equity ratio(2)	8.9%	8.7%	11.1%	12.0%	11.0%	30.1%

(1)	Intangible assets are: goodwill and other intangible assets (excluding intangible assets related to concession arrangements rights of Ps 6,985.6 billion for both Grupo Aval and Corficolombiana as of September 30, 2019).

(2)	Tangible equity ratio is calculated as total equity minus intangible assets (as defined above) divided by total assets minus intangible assets.

ITEM 2. SELECTED STATISTICAL INFORMATION

A.          Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our unaudited condensed consolidated interim financial statements included in this report on Form 6-K as well as “Operating and financial review and prospects.” This information has been presented based on our financial records, which are prepared in accordance with IFRS. The selected statistical data of Grupo Aval for and at the nine-month period ended September 30, 2019 as compared to the nine-month period ended September 30, 2018, as applicable, have been derived from our unaudited condensed consolidated interim financial statements prepared in accordance with IFRS that are included in this report on Form 6-K. The selected statistical data of Grupo Aval at December 31, 2018 has been derived from our audited annual consolidated financial statements prepared in accordance with IFRS included in our 2018 Annual Report on Form 20-F. We believe that the average data set forth herein accurately reflects in all material aspects our financial condition and results of operation at the date and for the periods specified.

Distribution of assets, liabilities and equity, interest rates and interest differential

•	Average statement of financial position has been calculated as follows: for the nine-month period ended September 30, 2019, we calculated our average statement of financial position based on balances at September 30, 2019, June 30, 2019, March 31, 2019 and December 31, 2018; and for the nine-month period ended September 30, 2018, we calculated our average statement of financial position based on balances at September 30, 2018, June 30, 2018, March 31, 2018 and December 31, 2017.

•	Unless otherwise noted, we present return on average assets, return on average shareholders’ equity, average yields, interest rates and charge-offs to average outstanding loans, among others, for the nine-month periods ended September 30, 2019 and 2018 on an annualized basis by multiplying the numerator for the nine-month period by four thirds (4/3). Annualized ratios are not necessarily indicative of the ratios that will be achieved in full-year 2019.

Average Statement of Financial Position

For the nine month-period ended September 30, 2019, the following table presents:

•	average balances for the nine-month period ended September 30, 2019, and the same period of 2018 calculated using actual balances for our assets and liabilities (based on a four-period average as described above);

•	interest income earned on assets and interest paid on liabilities; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the nine-month period ended September 30,
	2019			2018
		Interest			Interest
	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield
	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic
Peso-denominated	12,962.7	487.2	5.0%	12,999.5	499.3	5.1%
Foreign -denominated	3,395.3	88.0	3.5%	3,710.0	73.9	2.7%
Total domestic	16,358.0	575.1	4.7%	16,709.5	573.2	4.6%
Foreign	6,543.9	239.0	4.9%	5,067.1	142.5	3.8%
Total	22,901.9	814.2	4.7%	21,776.5	715.7	4.4%
Interbank and overnight funds
Domestic
Peso-denominated	2,323.9	65.0	3.7%	1,915.3	107.2	7.5%
Foreign -denominated	779.4	180.0	30.8%	1,250.1	67.6	7.2%
Total domestic	3,103.3	245.0	10.5%	3,165.3	174.8	7.4%
Foreign	1,984.9	118.3	7.9%	2,442.1	81.6	4.5%
Total	5,088.1	363.2	9.5%	5,607.5	256.5	6.1%
Loans and leases (1)
Domestic
Peso-denominated	107,454.5	8,550.3	10.6%	102,839.2	8,586.9	11.1%
Foreign -denominated	11,304.0	529.4	6.2%	10,849.9	458.5	5.6%
Total domestic	118,758.5	9,079.7	10.2%	113,689.1	9,045.5	10.6%
Foreign	53,141.1	4,240.0	10.6%	45,809.1	3,647.4	10.6%
Total	171,899.6	13,319.7	10.3%	159,498.3	12,692.8	10.6%
Loans and receivables (2)
Domestic
Peso-denominated	109,778.4	8,615.3	10.5%	104,754.5	8,694.2	11.1%
Foreign currency-denominated	12,083.4	709.3	7.8%	12,100.0	526.1	5.8%
Total domestic	121,861.7	9,324.6	10.2%	116,854.5	9,220.3	10.5%
Foreign	55,126.0	4,358.3	10.5%	48,251.3	3,729.0	10.3%
Total	176,987.7	13,682.9	10.3%	165,105.7	12,949.3	10.5%
Total interest-earning assets
Domestic
Peso-denominated	122,741.1	9,102.5	9.9%	117,754.0	9,193.5	10.4%
Foreign currency-denominated	15,478.7	797.3	6.9%	15,809.9	600.0	5.1%
Total domestic	138,219.7	9,899.8	9.5%	133,563.9	9,793.5	9.8%
Foreign	61,669.9	4,597.3	9.9%	53,318.3	3,871.5	9.7%
Total interest-earning assets	199,889.6	14,497.1	9.7%	186,882.2	13,665.0	9.7%
Total non-interest-earning assets	64,225.8	—	—%	49,330.7	—	—%
Total interest-earning and non interest-earning assets
Domestic
Peso-denominated	153,726.0	9,102.5	7.9%	148,487.3	9,193.5	8.3%
Foreign currency-denominated	30,759.0	797.3	3.5%	19,156.6	600.0	4.2%
Total domestic	184,485.1	9,899.8	7.2%	167,643.9	9,793.5	7.8%
Foreign	79,630.3	4,597.3	7.7%	68,569.1	3,871.5	7.5%
Total assets	264,115.4	14,497.1	7.3%	236,213.0	13,665.0	7.7%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and
	equity for the nine-month period ended September 30,
	2019			2018
		Interest			Interest
	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate
	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	4,137.0	76.3	2.5%	4,511.5	89.3	2.6%
Foreign currency-denominated	4,471.6	140.8	4.2%	3,524.4	85.2	3.2%
Total domestic	8,608.5	217.0	3.4%	8,035.8	174.4	2.9%
Foreign	14,188.4	98.2	0.9%	12,035.6	79.0	0.9%
Total	22,796.9	315.2	1.8%	20,071.4	253.4	1.7%
Savings accounts
Domestic
Peso-denominated	46,216.3	1,004.7	2.9%	45,371.1	1,028.3	3.0%
Foreign currency-denominated	477.1	3.2	0.9%	660.8	21.4	4.3%
Total domestic	46,693.4	1,007.9	2.9%	46,031.9	1,049.7	3.0%
Foreign	10,088.8	102.9	1.4%	8,525.8	85.6	1.3%
Total	56,782.2	1,110.8	2.6%	54,557.7	1,135.3	2.8%
Time deposits
Domestic
Peso-denominated	38,195.8	1,537.1	5.4%	34,764.3	1,534.0	5.9%
Foreign currency-denominated	8,241.8	170.8	2.8%	7,886.6	126.2	2.1%
Total domestic	46,437.6	1,707.9	4.9%	42,650.9	1,660.2	5.2%
Foreign	24,329.2	950.5	5.2%	20,728.6	794.3	5.1%
Total	70,766.9	2,658.4	5.0%	63,379.6	2,454.5	5.2%
Total interest bearing deposits
Domestic
Peso-denominated	88,549.1	2,618.1	3.9%	84,646.9	2,651.5	4.2%
Foreign currency-denominated	13,190.5	314.8	3.2%	12,071.8	232.8	2.6%
Total domestic	101,739.5	2,932.8	3.8%	96,718.7	2,884.4	4.0%
Foreign	48,606.5	1,151.6	3.2%	41,290.0	958.9	3.1%
Total	150,346.0	4,084.4	3.6%	138,008.7	3,843.3	3.7%
Interbank and overnight funds (3)
Domestic
Peso-denominated	5,888.7	195.3	4.4%	5,340.8	150.5	3.8%
Foreign currency-denominated	700.0	55.9	10.7%	734.9	21.9	4.0%
Total domestic	6,588.7	251.2	5.1%	6,075.7	172.4	3.8%
Foreign	973.9	6.5	0.9%	865.8	4.9	0.7%
Total	7,562.6	257.8	4.5%	6,941.5	177.3	3.4%
Borrowings from banks and other
Domestic
Peso-denominated	5,966.1	288.4	6.4%	4,351.4	214.4	6.6%
Foreign currency-denominated	8,571.4	200.6	3.1%	6,280.1	109.8	2.3%
Total domestic	14,537.4	489.1	4.5%	10,631.6	324.2	4.1%
Foreign	10,185.5	388.1	5.1%	9,594.4	337.6	4.7%
Total	24,722.9	877.1	4.7%	20,226.0	661.8	4.4%
Long-term debt
Domestic
Peso-denominated	8,972.1	432.4	6.4%	8,844.6	457.9	6.9%
Foreign currency-denominated	10,378.8	406.4	5.2%	9,237.9	366.0	5.3%
Total domestic	19,350.9	838.8	5.8%	18,082.5	823.8	6.1%
Foreign	1,069.8	48.8	6.1%	948.6	44.0	6.2%
Total	20,420.7	887.6	5.8%	19,031.1	867.8	6.1%
Total interest-bearing liabilities
Domestic
Peso-denominated	109,376.0	3,534.2	4.3%	103,183.7	3,474.3	4.5%
Foreign currency-denominated	32,840.6	977.7	4.0%	28,324.7	730.4	3.4%
Total domestic	142,216.6	4,511.9	4.2%	131,508.5	4,204.8	4.3%
Foreign	60,835.7	1,595.0	3.5%	52,698.8	1,345.4	3.4%
Total interest-bearing liabilities	203,052.3	6,106.9	4.0%	184,207.3	5,550.2	4.0%
Total non-interest-bearing liabilities and equity	61,063.1	—	—	52,005.7	—	—
Total liabilities and equity	264,115.4	6,106.9	3.1%	236,213.0	5,550.2	3.1%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.” See “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning” of our 2018 Form 20-F.

(2)	Includes loans and leases and interbank and overnight funds

(3)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, the changes in our net interest income between the changes in average volume and changes in nominal rates for the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities as follows: (a) changes in volume (change in volume times new rate), (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2019 - 2018
	Increase (decrease)
	due to changes in
	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic
Peso-Denominated	(1.4)	(10.8)	(12.1)
Foreign currency-denominated	(8.2)	22.2	14.1
Sum domestic	(9.5)	11.5	1.9
Foreign	53.9	42.5	96.5
Sum	44.4	54.0	98.4
Interbank loans and overnight funds
Domestic
Peso-Denominated	11.4	(53.7)	(42.2)
Foreign currency-denominated	(108.7)	221.0	112.4
Sum domestic	(97.2)	167.4	70.1
Foreign	(27.2)	63.9	36.6
Sum	(124.5)	231.2	106.8
Loans and leases (1)
Domestic
Peso-Denominated	367.2	(403.9)	(36.6)
Foreign currency-denominated	21.3	49.6	70.8
Sum domestic	388.5	(354.3)	34.2
Foreign	585.0	7.6	592.6
Sum	973.5	(346.6)	626.9
Sum interest-earnings assets
Domestic
Peso-Denominated	377.3	(468.3)	(91.0)
Foreign currency-denominated	(95.6)	292.8	197.3
Sum domestic	281.7	(175.4)	106.3
Foreign	611.7	114.1	725.8
Sum interest-earnings assets	893.4	(61.4)	832.0
Interest-bearing liabilities
Checking accounts
Domestic
Peso-Denominated	(6.9)	(6.1)	(13.0)
Foreign currency-denominated	29.8	25.8	55.6
Sum domestic	22.9	19.7	42.6
Foreign	14.9	4.3	19.2
Sum	37.8	24.0	61.8
Saving accounts
Domestic
Peso-Denominated	18.4	(41.9)	(23.6)
Foreign currency-denominated	(1.2)	(17.0)	(18.3)
Sum domestic	17.1	(59.0)	(41.8)
Foreign	15.9	1.4	17.3
Sum	33.1	(57.6)	(24.5)
Time deposits
Domestic
Peso-Denominated	138.1	(135.0)	3.1
Foreign currency-denominated	7.4	37.2	44.6
Sum domestic	145.5	(97.8)	47.7
Foreign	140.7	15.5	156.2
Sum	286.1	(82.3)	203.8
Interbank and overnight funds
Domestic
Peso-Denominated	18.2	26.6	44.8
Foreign currency-denominated	(2.8)	36.9	34.1
Sum domestic	15.4	63.5	78.9
Foreign	0.7	0.9	1.7
Sum	16.1	64.4	80.5
Borrowings from banks and other
Domestic
Peso-Denominated	78.1	(4.1)	74.0
Foreign currency-denominated	53.6	37.2	90.9
Sum domestic	131.7	33.2	164.9
Foreign	22.5	27.9	50.5
Sum	154.2	61.1	215.3
Long-term debt
Domestic
Peso-Denominated	6.1	(31.6)	(25.4)
Foreign currency-denominated	44.7	(4.2)	40.4
Sum domestic	50.8	(35.8)	15.0
Foreign	5.5	(0.7)	4.8
Sum	56.3	(36.5)	19.8
Sum interest-bearing liabilities
Domestic
Peso-Denominated	251.9	(192.0)	59.9
Foreign currency-denominated	131.5	115.8	247.3
Sum domestic	383.4	(76.3)	307.2
Foreign	200.3	49.3	249.6
Sum interest-bearing liabilities	583.7	(26.9)	556.7

(1)    Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E”. See “Item 11. Quantitative and Qualitative Disclosure About Risk—Credit Classification and Provisioning” of our 2018 Form 20-F.

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the nine-month periods ended September 30, 2019 and 2018.

	For the nine months ended September 30,
	2019	2018
	(in Ps billions, except percentages)
Interbank loans and overnight funds
Domestic
Peso-denominated	2,323.9	1,915.3
Foreign currency-denominated	779.4	1,250.1
Total Domestic	3,103.3	3,165.3
Foreign	1,984.9	2,442.1
Total	5,088.1	5,607.5
Loans and leases (1)
Domestic
Peso-denominated	107,454.5	102,839.2
Foreign currency-denominated	11,304.0	10,849.9
Total Domestic	118,758.5	113,689.1
Foreign	53,141.1	45,809.1
Total	171,899.6	159,498.3
Fixed Income Investments
Domestic
Peso-denominated	12,962.7	12,999.5
Foreign currency-denominated	3,395.3	3,710.0
Total Domestic	16,358.0	16,709.5
Foreign	6,543.9	5,067.1
Total	22,901.9	21,776.5
Total average interest-earning assets
Domestic
Peso-denominated	122,741.1	117,754.0
Foreign currency-denominated	15,478.7	15,809.9
Total Domestic	138,219.7	133,563.9
Foreign	61,669.9	53,318.3
Total	199,889.6	186,882.2
Gross interest earned
Domestic
Peso-denominated	9,102.5	9,193.5
Foreign currency-denominated	797.3	600.0
Total Domestic	9,899.8	9,793.5
Foreign	4,597.3	3,871.5
Total	14,497.1	13,665.0
Net interest income (2)
Domestic
Peso-denominated	5,568.2	5,719.1
Foreign currency-denominated	(180.4)	(130.4)
Total Domestic	5,387.8	5,588.7
Foreign	3,002.3	2,526.1
Total	8,390.1	8,114.8
Average yield on interest-earning assets
Domestic
Peso-denominated	9.9%	10.4%
Foreign currency-denominated	6.9%	5.1%
Total Domestic	9.5%	9.8%
Foreign	9.9%	9.7%
Total	9.7%	9.7%
Net interest margin (3)
Domestic
Peso-denominated	6.0%	6.5%
Foreign currency-denominated	(1.6)%	(1.1)%
Total Domestic	5.2%	5.6%
Foreign	6.5%	6.3%
Total	5.6%	5.8%
Interest spread on loans and leases (4)
Domestic
Peso-denominated	6.7%	7.0%
Foreign currency-denominated	3.1%	3.1%
Total Domestic	6.4%	6.6%
Foreign	7.5%	7.5%
Total	6.7%	6.9%
Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	5.6%	5.9%
Foreign currency-denominated	2.9%	1.6%
Total Domestic	5.3%	5.5%
Foreign	6.4%	6.3%
Total	5.7%	5.7%

(1)	Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E” for each year presented.

(2)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.

(3)	Net interest margin is calculated as net interest income (multiplied by 4/3 in order to annualize) divided by total average interest-earning assets, determined based on quarterly ending balances during the applicable period.

(4)	Interest spread on loans and leases is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

We acquire and hold fixed income debt and equity securities for liquidity and other strategic purposes, or when required by law. In recent years, credit institutions, including our banking subsidiaries, have been required to hold certain debt securities issued by the Colombian government or government-related entities. Central Bank regulations require credit institutions to make investments in agricultural development bonds (Títulos de Desarrollo Agropecuario), or “TDAs,” issued by the Agricultural Sector Financing Fund (Fondo para el Financiamiento del Sector Agropecuario), or “Finagro.” Finagro is a development bank affiliated with the Ministry of Agriculture and finances the production and marketing activities of the agricultural and livestock sector. These securities yield below-market interest rates. The amount of these mandatory investments is calculated as a percentage of short-term deposits. Additionally, our banking subsidiaries still maintain mandatory investments in reduction bonds (Títulos de Reducción de Deuda) issued by the Republic of Colombia. Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new mandatory investments. See “Item 4. Information on the Company—B. Business overview—“Mandatory investments” of our Form 20-F.

The following table presents the book value of our investments in debt and equity securities, net of allowance for investment securities losses, at the dates indicated.

	At
	September 30, 2019	December 31, 2018
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Republic of Colombia (1)	11,551.7	11,466.5
Securities issued or secured by other Colombian government entities	3,324.2	3,234.2
Securities issued or secured by other financial entities (2)	1,841.9	1,369.9
Other securities (3)	141.7	89.2
Total peso-denominated	16,859.6	16,159.7
Foreign currency-denominated
Securities issued or secured by the Republic of Colombia (1)	1,605.4	1,329.9
Securities issued or secured by foreign central banks	972.8	1,144.7
Securities issued or secured by other Colombian government entities	216.0	323.2
Securities issued by foreign governments	5,051.5	3,146.0
Securities issued or secured by other financial entities (2)	3,413.8	3,166.4
Other securities (3)	470.5	432.6
Total foreign currency-denominated	11,730.0	9,542.9
Total debt securities, net	28,589.6	25,702.6
Equity securities, net	4,604.6	3,763.2
Total investment securities, net	33,194.1	29,465.9

(1)	Includes Colombian government-issued treasuries (Títulos de Tesorería), or “TES”.

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At September 30, 2019 and December 31, 2018, we held securities issued by foreign governments and in the principal amounts, as follows. Figures in U.S.$ have been translated using the end of period exchange rate for each year as certified by the Superintendency of Finance.

At		Investment amount	Investment amount
	Issuer	– book value	– book value
		(in Ps billions)	(in U.S.$ thousands)
September 30,
2019
	Costa Rica	2,396.0	689,014.6
	Panamá	752.6	216,409.3
	United States of America	384.5	110,569.4
	El Salvador	329.7	94,820.3
	Chile	35.6	10,250.1
	Guatemala	765.1	220,013.0
	Honduras	388.0	111,579.1
	Total 2019	5,051.5	1,452,655.8

December 31,
2018
	Chile	33.0	10,154
	Costa Rica	1,437.8	442,449
	El Salvador	40.9	12,583
	Guatemala	265.9	81,831
	Honduras	402.3	123,787
	Panamá	550.7	169,451
	United States of America	415.4	127,829
	Total 2018	3,146.0	968,084

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at September 30, 2019 issued by governments or government entities.

	At September 30, 2019
	Maturity less than		Maturity between 1		Maturity between 5		Maturity more than
	1 year		and 5 years		and 10 years		10 years		Total
	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	2,528.4	4.4%	5,673.0	4.3%	3,242.0	5.5%	108.3	6.2%	11,551.7	4.7%
Securities issued or secured by Colombian government entities	3,050.1	3.3%	185.2	6.0%	89.0	7.2%	—	—%	3,324.2	3.5%
Securities issued or secured by other financial entities	694.4	4.9%	1,120.9	5.7%	26.6	6.1%	—	—%	1,841.9	5.4%
Other securities	0.4	4.0%	62.5	5.4%	78.8	6.8%	—	—%	141.7	6.2%
Total peso-denominated	6,273.3	3.9%	7,041.7	4.6%	3,436.4	5.5%	108.3	6.2%	16,859.6	4.5%

Foreign currency-denominated
Securities issued or secured by the Colombian government	541.6	2.7%	760.1	3.2%	277.5	3.3%	26.2	4.8%	1,605.4	3.0%
Securities issued or secured by foreign Central Banks	547.6	4.5%	425.2	6.1%	—	—%	—	—%	972.8	5.2%
Securities issued or secured by Colombian government entities	—	—%	216.0	2.9%	—	—%	—	—%	216.0	2.9%
Securities issued by foreign governments	1,528.4	3.1%	2,627.6	6.1%	749.6	6.6%	145.9	3.7%	5,051.5	5.2%
Securities issued or secured by other financial entities	1,632.8	2.4%	1,712.9	2.8%	68.1	3.6%	—	—%	3,413.8	2.6%
Other securities	150.1	3.1%	85.0	6.0%	199.4	5.0%	36.1	5.6%	470.5	4.6%
Total foreign currency-denominated	4,400.5	3.0%	5,826.7	4.6%	1,294.6	5.5%	208.2	4.1%	11,730.0	4.1%
Total debt securities, net	10,673.7	3.5%	12,868.3	4.6%	4,731.0	5.5%	316.5	4.9%	28,589.6	4.4%
Equity securities, net									4,604.6
Total investment securities, net									33,194.1

Yield was calculated using the internal rate of return, or “IRR”, at September 30, 2019.

At September 30, 2019, we had the following investments in securities of issuers that exceeded 10% of equity attributable to controlling shareholders of Grupo Aval.

	At September 30, 2019
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian Central government	Ministry of Finance	13,157.0	13,157.0
Securities issued or secured by Colombian government entities	Finagro	3,024.3	3,017.0
Securities issued or secured by foreign governments	Costa Rica Government	2,396.0	2,396.0
Total		18,577.3	18,570.0

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit and mortgage loans for the periods indicated.

	At
	September 30, 2019	December 31, 2018
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	53,093.8	51,644.5
Loans funded by development banks	3,347.5	3,222.7
Working capital loans	8,057.4	7,619.9
Credit cards	308.7	325.1
Overdrafts	267.7	146.2
Leases	9,516.9	9,125.7
Interbank loans and overnight funds	2,075.0	5,572.9
Total commercial	76,666.9	77,657.1
Consumer
Credit cards	5,731.3	5,511.6
Personal loans	29,445.4	27,217.9
Automobile and vehicle loans	2,926.4	3,005.6
Overdrafts	34.3	32.5
Loans funded by development banks	0.0	—
General purpose loans	144.4	145.7
Working capital loans	—	—
Leases	22.0	28.1
Total consumer	38,303.8	35,941.5
Mortgages
Mortgages	7,313.5	6,672.6
Leases	1,492.7	1,312.7
Total mortgages	8,806.2	7,985.4
Microcredit	413.5	425.7
Total domestic	124,190.4	122,009.7
Foreign
Commercial
General purpose loans (1)	15,845.5	14,133.2
Working capital loans	7,554.1	7,573.0
Overdrafts	319.6	250.2
Leases	796.1	733.2
Interbank loans and overnight funds	2,058.1	2,062.3
Total commercial	26,573.3	24,751.9
Consumer
Credit cards	10,746.0	9,714.2
Personal loans	6,934.6	6,573.8
Automobile and vehicle loans	3,010.0	2,946.2
Overdrafts	62.1	53.0
Leases	249.4	226.4
Total consumer	21,002.2	19,513.5
Mortgages	11,619.2	10,606.8
Total foreign	59,194.6	54,872.1
Total portfolio	183,385.1	176,881.8
Allowance for impairment losses	(8,955.3)	(8,196.2)
Total portfolio, net	174,429.7	168,685.6

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

We classify our loan portfolio into the categories set forth below. Leases are included as applicable in each category:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.

•	Microcredit loans: Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente), or “SMMLV”, without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the SMMLV.

•	Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home. In Colombia these loans include loans that are denominated in UVR or Colombian pesos, are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years.

The following table presents the maturities of our loan portfolio at September 30, 2019.

	At September 30, 2019
		Due from
	Due in one	one to five	Due after
	year or less	years	five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	24,759.3	21,867.8	6,466.7	53,093.8
Loans funded by development banks	753.3	1,745.7	848.4	3,347.5
Working capital loans	7,259.9	789.3	8.2	8,057.4
Credit cards	173.2	127.3	8.2	308.7
Overdrafts	267.7	—	—	267.7
Leases	2,214.7	4,904.3	2,397.8	9,516.9
Interbank loans and overnight funds	2,075.0	—	—	2,075.0
Total commercial	37,503.1	29,434.4	9,729.4	76,666.9
Consumer
Credit cards	2,704.6	2,902.2	124.6	5,731.3
Personal loans	3,324.8	12,723.4	13,397.2	29,445.4
Automobile and vehicle loans	754.1	1,940.6	231.7	2,926.4
Overdrafts	34.3	—	—	34.3
General purpose loans	65.8	77.6	1.1	144.4
Leases	10.2	11.5	0.3	22.0
Total consumer	6,893.7	17,655.3	13,754.9	38,303.8
Mortgages
Mortgages	312.4	1,099.0	5,902.1	7,313.5
Leases	106.6	354.3	1,031.8	1,492.7
Total Mortgages	418.9	1,453.3	6,934.0	8,806.2
Microcredit	224.8	186.0	2.7	413.5
Total domestic portfolio	45,040.5	48,729.0	30,420.9	124,190.4
Foreign
Commercial
General purpose loans	1,563.5	4,842.0	9,440.0	15,845.5
Working capital loans	6,198.2	1,158.2	197.7	7,554.1
Overdrafts	310.3	9.3	—	319.6
Leases	55.5	518.6	222.0	796.1
Interbank loans and overnight funds	2,058.1	—	—	2,058.1
Total commercial	10,185.6	6,528.1	9,859.7	26,573.3
Consumer
Credit cards	9,545.9	784.5	415.6	10,746.0
Personal loans	178.9	1,789.9	4,965.8	6,934.6
Automobile and vehicle loans	44.4	1,634.8	1,330.8	3,010.0
Overdrafts	62.0	0.2	—	62.1
Leases	2.6	110.5	136.3	249.4
Total consumer	9,833.7	4,320.0	6,848.5	21,002.2
Mortgages	11.2	191.8	11,416.2	11,619.2
Total foreign portfolio	20,030.5	11,039.9	28,124.3	59,194.6
Total loan portfolio	65,071.0	59,768.9	58,545.2	183,385.1

The following table presents our loan portfolio due after one year and within one year or less at September 30, 2019, broken down between fixed and floating rates.

At September 30,
2019
(in Ps billions)
Loans with maturity of one year or less
Floating rate:
Peso-denominated	33,672.6
Foreign currency-denominated	8,021.4
Total	41,693.9
Fixed rate:
Peso-denominated	11,368.0
Foreign currency-denominated	12,009.1
Total	23,377.0
Total loans with maturity of one year or less	65,071.0

Loans with maturity of more than one year
Floating rate:
Peso-denominated	37,762.8
Foreign currency-denominated	37,472.8
Total	75,235.6
Fixed rate:
Peso-denominated	41,387.1
Foreign currency-denominated	1,691.4
Total	43,078.5
Total loans with maturity of more than one year	118,314.1
Total loan portfolio	183,385.1

Loan portfolio by economic sector

The following table summarizes our loan portfolio, at the dates indicated, by the principal activity by the borrower using the International Standard Industrial Classification of All Economic Activities. Where we have not assigned a code to the borrower, classification of the relevant loan has been made based on the purpose of the loan as described by the borrower.

	At September 30,		At December 31,
	2019	%	2018	%
	(in Ps billions, except percentages)
Agricultural	4,576.1	2.5	4,201.5	2.4
Mining products and oil	1,268.1	0.7	1,094.7	0.6
Food, beverage and tobacco	8,581.8	4.7	8,128.8	4.6
Chemical production	6,060.2	3.3	5,614.9	3.2
Other industrial and manufacturing products	5,578.8	3.0	4,859.5	2.7
Government	4,378.1	2.4	3,869.0	2.2
Construction	11,654.2	6.4	11,093.9	6.3
Trade and tourism	2,503.8	1.4	2,353.1	1.3
Transportation and communications	6,494.5	3.5	7,117.1	4.0
Public services	6,028.8	3.3	6,123.4	3.5
Consumer services (1)	85,127.4	46.4	78,976.9	44.6
Commercial services (2)	38,741.4	21.1	41,161.0	23.3
Other	2,392.0	1.3	2,288.0	1.3
Total loan portfolio	183,385.1	100.0	176,881.8	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.

(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	(in Ps billions)
	September 30, 2019	December 31, 2018
Domestic
Commercial loans	76,666.9	77,657.1
Commercial loans	74,591.9	72,084.2
Interbank loans and overnight funds	2,075.0	5,572.9
Consumer loans	38,303.8	35,941.5
Microcredit loans	413.5	425.7
Mortgages	8,806.2	7,985.4
Total domestic loan portfolio	124,190.4	122,009.7
Allowance for impairment losses	(7,162.2)	(6,559.1)
Total domestic loan portfolio, net	117,028.3	115,450.6
Foreign
Commercial loans	26,573.3	24,751.9
Commercial loans	24,515.2	22,689.5
Repo and interbank	2,058.1	2,062.3
Consumer loans	21,002.2	19,513.5
Mortgages	11,619.2	10,606.8
Total foreign loan portfolio	59,194.6	54,872.1
Allowance for impairment losses	(1,793.2)	(1,637.1)
Total foreign loan portfolio, net	57,401.5	53,235.0
Total loan portfolio, net	174,429.7	168,685.6

Risk categories

Category A — “Normal risk”: Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to us, reflect adequate paying capacity.

Category B — “Acceptable risk, above normal”: Loans and financial leases in this category are acceptably serviced and guaranty-protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

Category C — “Appreciable risk”: Loans and financial leases in this category have debtors with insufficient capacity to pay or relate to projects with insufficient cash flow, which may compromise the normal collection of the obligations.

Category D — “Significant risk”: Loans and financial leases in this category have the same deficiencies as loans in category C, but to a greater extent; consequently, the probability of collection is very low.

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following tables present the breakdown of our loan portfolio by risk classification in effect at September 30, 2019 and December 31, 2018.

	At September 30,		At December 31,
	2019	%	2018	%
	(in Ps billions, except percentages)
“A” Normal risk	165,026.0	90.0%	159,863.1	90.4%
“B” Acceptable risk, above normal	5,376.2	2.9%	5,029.6	2.8%
“C” Appreciable risk	5,368.6	2.9%	5,528.6	3.1%
“D” Significant risk	4,335.2	2.4%	3,519.5	2.0%
“E” Risk of non-recoverability	3,279.1	1.8%	2,941.1	1.7%
Total loan portfolio	183,385.1	100.0%	176,881.8	100.0%
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio		7.1%		6.8%

Past due loans classified in 30 and 90 days past due loans

The following table presents our 30-day past due loans (from 31 days past due to 90 days past due) and our 90-day past due loans (more than 90 days past due).

	Past due loans
	At September 30, 2019	At December 31, 2018
	(in Ps billions)
Domestic > 31 and < 91 days past due loans
Commercial loans	446.1	328.4
Consumer loans	705.3	722.9
Microcredit loans	18.0	18.0
Mortgages	192.0	158.9
Total Domestic > 31 and < 91 days past due loans	1,361.5	1,228.2
Domestic > 91 days past due loans
Commercial loans	3,387.0	3,078.5
Consumer loans	1,157.9	1,122.7
Microcredit loans	53.8	52.4
Mortgages	265.8	228.7
Total Domestic >91 days past due loans	4,864.5	4,482.3
Total domestic past due loans	6,226.0	5,710.5

Foreign > 31 and < 91 days past due loans
Commercial loans	132.6	110.3
Consumer loans	588.6	477.8
Mortgages	231.6	190.4
Total Foreign > 31 and < 91 days past due loans	952.8	778.5
Foreign > 91 days past due loans
Commercial loans	251.7	161.8
Consumer loans	441.9	355.0
Mortgages	287.5	189.4
Total Foreign > 91 days past due loans	981.0	706.2
Total foreign past due loans > 31 days	1,933.8	1,484.7
Total past due loans > 31 days	8,159.9	7,195.2

Past due loans classification Secured and Unsecured

The following table presents information with respect to our secured and unsecured loan portfolios more than 30 days past due.

	At September 30,		At December 31,
	2019	%	2018	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	1,182.4	0.7	906.0	0.5
Consumer	383.8	0.2	445.1	0.3
Microcredit	18.2	0.0	16.8	0.0
Mortgages	743.5	0.4	595.7	0.4
Total 31 to 360 days	2,327.8	1.3	1,963.6	1.2
Total past due more than 360 days	1,056.8	0.6	797.9	0.5
Total current	78,477.9	45.0	76,756.7	45.5
Total secured loan portfolio	81,862.6	46.9	79,518.2	47.1
Unsecured (1)
Past due 31 to 360 days
Commercial	571.6	0.3	578.1	0.3
Consumer	2,158.3	1.2	1,953.6	1.2
Microcredit	37.7	0.0	37.3	0.0
Mortgages	0.4	0.0	—	—
Total 31 to 360 days	2,768.0	1.6	2,569.0	1.5
Total past due more than 360 days	2,007.2	1.2	1,864.7	1.1
Total current	96,747.3	55.5	92,929.9	55.1
Total unsecured loan portfolio	101,522.5	58.2	97,363.6	57.7
Total loan portfolio, gross	183,385.1	105.1	176,881.8	104.9
Allowance for impairment losses	(8,955.3)	(5.1)	(8,196.2)	(4.9)
Total loan portfolio, net	174,429.7	100.0	168,685.6	100.0

(1)	Includes loans with personal guarantees.

Troubled debt restructured loans

The following table presents our troubled debt restructured loan portfolio classified into domestic and foreign loans, the gross interest income that would have been recorded in the period that ended in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that was included in net income for the period.

	At and for the nine months ended September 30, 2019
			Interest income
			included in net
		Gross interest	income for the
	Amount of loans	income	period
	(in Ps billions)
Domestic	2,705.8	220.2	167.8
Foreign	1,782.9	189.2	185.6
Total troubled debt restructured loan portfolio	4,488.7	409.4	353.4

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans.

	At
	September 30, 2019	December 31, 2018
	(in Ps billions)
Domestic	2,705.8	2,693.0
Foreign	1,782.9	1,275.6
Total troubled debt restructured loan portfolio (1)	4,488.7	3,968.6

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for impairment losses

Allowance for impairment losses

We record allowance for impairment losses in accordance with IFRS. For further information regarding the regulation and methodologies for the calculation of such allowances, see Note 4.F.3 to our unaudited condensed consolidated interim financial statements.

The following table presents the changes in the allowance for loan and financial lease losses during the periods indicated.

	Nine months ended	Year ended December 31,
	September 30, 2019	2018
	(in Ps billions)
Balance at beginning of period	8,196.2	5,618.5
IFRS 9 adoption (1)	—	1,163.0
Charge-offs
Domestic	(2,046.6)	(2,227.8)
Foreign	(841.0)	(921.2)
Impairment loss on loans and accounts receivable
Domestic	3,213.6	4,028.4
Foreign	1,144.5	1,116.7
Reversals of impairment losses on loans and accounts receivable	(1,213.0)	(1,041.5)
Effect of difference in exchange rate	130.7	75.7
Entity deconsolidation	—	2.4
Unwind of discount (2)	370.8	382.0
Balance at end of year total	8,955.3	8,196.2

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance).

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At
	September 30, 2019	December 31, 2018
	(in Ps billions)
Domestic
Commercial	4,523.5	4,030.9
Consumer	2,342.4	2,310.8
Microcredit	89.2	88.2
Mortgages	207.1	187.6
Total domestic	7,162.2	6,617.5
Foreign
Commercial	386.2	326.9
Consumer	1,261.8	1,138.1
Mortgages	145.2	113.7
Total foreign	1,793.2	1,578.7
Total allowance for impairment losses	8,955.3	8,196.2

The following table presents the allocation of our allowance for loan losses by type of loan.

	At September 30,		At December 31,
	2019	%	2018	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	3,594.4	40.1	3,133.8	38.2
Loans funded by development banks	84.8	0.9	80.8	1.0
Working capital loans	343.9	3.8	323.5	3.9
Credit cards	58.3	0.7	65.5	0.8
Overdrafts	13.1	0.1	17.8	0.2
Leases	429.2	4.8	409.6	5.0
Total commercial	4,523.5	50.5	4,030.9	49.2
Consumer
Credit cards	459.0	5.1	519.3	6.3
Personal loans	1,659.7	18.5	1,530.8	18.7
Automobile and vehicle loans	209.8	2.3	242.8	3.0
Overdrafts	4.1	0.0	6.9	0.1
Loans funded by development banks	0.0	0.0	—	—
General purpose loans	7.8	0.1	7.3	0.1
Leases	2.0	0.0	3.7	0.0
Total consumer	2,342.4	26.2	2,310.8	28.2
Mortgages
Mortgages	162.1	1.8	143.5	1.8
Leases	45.0	0.5	44.0	0.5
Total mortgages	207.1	2.3	187.6	2.3
Microcredits	89.2	1.0	88.2	1.1
Total domestic	7,162.2	80.0	6,617.5	80.7
Foreign
Commercial
General purpose loans	316.2	3.5	242.3	3.0
Working capital loans	56.2	0.6	69.7	0.8
Overdrafts	3.6	0.0	4.2	0.1
Leases	10.2	0.1	10.8	0.1
Total commercial	386.2	4.3	326.9	4.0
Consumer
Credit cards	892.9	10.0	787.5	9.6
Personal loans	318.5	3.6	304.8	3.7
Automobile and vehicle loans	40.6	0.5	37.7	0.5
Overdrafts	5.3	0.1	5.2	0.1
Leases	4.5	0.1	2.9	0.0
Total consumer	1,261.8	14.1	1,138.1	13.9
Mortgages	145.2	1.6	113.7	1.4
Total foreign	1,793.2	20.0	1,578.7	19.3
Total allowance for impairment losses	8,955.3	100.0	8,196.2	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the periods indicated.

	At
	September 30, 2019	December 31, 2018
	(in Ps billions)
Domestic
Commercial
General purpose loans	490.2	296.1
Loans funded by development banks	27.4	9.8
Working capital loans	84.8	31.8
Credit cards	24.8	29.2
Overdrafts	4.2	1.7
Leases	70.8	88.8
Total commercial	702.2	457.5
Consumer
Credit cards	362.1	474.3
Personal loans	799.6	1,103.8
Automobile and vehicle loans	117.3	127.7
Overdrafts	2.7	2.6
Loans funded by development banks	—	—
General purpose loans	6.0	10.6
Leases	1.9	0.8
Total consumer	1,289.5	1,719.8
Mortgages
Mortgages	8.2	7.5
Leases	5.4	3.4
Total mortgages	13.6	10.9
Microcredits	41.4	39.7
Total domestic	2,046.6	2,227.8
Foreign
Commercial
General purpose loans	55.2	43.7
Working capital loans	26.4	23.4
Overdrafts	1.4	1.6
Leases	2.4	3.1
Total commercial	85.4	71.8
Consumer
Credit cards	489.2	548.3
Personal loans	175.3	215.6
Automobile and vehicle loans	27.5	28.6
Overdrafts	11.5	15.5
Leases	5.8	2.6
Total consumer	709.2	810.6
Mortgages	46.4	38.7
Total foreign	841.0	921.2
Total charge-offs	2,887.5	3,149.0

The ratio of charge-offs to average outstanding loans for the periods indicated were as follows.

	Nine months ended September 30,
	2019	2018
	(in percentages)
Ratio of charge-offs to average outstanding loans	2.2%	1.8%

Loans and debt securities are charged-off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when Grupo Aval determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the charge-off.

However, charge-offs do not eliminate the obligation of our banking subsidiaries to continue to engage in collection efforts to accomplish recovery. The board of directors of each of our banks is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectible. The recovery of charged-off loans is accounted for as income in our consolidated statement of income.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, we have established a committee that meets monthly to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties complying with their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Our banks also monitor the credit risk associated with these clients.

Separately, we also monitor loans granted by our banks to a single borrower where we have an aggregate exposure of Ps 2.0 billion or greater.

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments at September 30, 2019 and December 31, 2018. See “—Loan portfolio” above for a description of cross-border outstanding by type of foreign borrower.

	At
	September 30, 2019	December 31, 2018
	(in Ps billions)
Loans
Commercial
Costa Rica	5,604.3	4,891.2
El Salvador	6,020.7	2,050.5
Guatemala	3,764.4	5,516.8
Honduras	2,401.9	3,191.7
Nicaragua	1,636.6	1,953.0
Panamá	7,145.4	7,148.6
Total Commercial	26,573.3	24,751.9
Consumer
Costa Rica	2,077.3	2,113.0
El Salvador	1,168.9	1,466.8
Guatemala	785.8	1,095.0
Honduras	1,626.2	677.5
Nicaragua	551.2	721.2
Panamá	4,046.8	3,725.8
Total Consumer	10,256.2	9,799.4
Mortgages
Costa Rica	4,732.4	4,343.2
El Salvador	1,857.7	969.7
Guatemala	991.9	1,617.3
Honduras	1,042.5	857.8
Nicaragua	428.1	436.9
Panamá	2,566.5	2,381.7
Total Mortgages	11,619.2	10,606.8
Credit Cards
Costa Rica	3,739.2	3,303.1
El Salvador	1,649.9	1,170.4
Guatemala	1,578.8	1,498.6
Honduras	1,282.5	1,407.5
Nicaragua	430.7	441.9
Panamá	2,064.8	1,892.8
Total Credit Cards	10,746.0	9,714.2
Total per country
Costa Rica	16,153.2	14,650.6
El Salvador	10,697.3	5,657.4
Guatemala	7,120.9	9,727.7
Honduras	6,353.0	6,134.5
Nicaragua	3,046.6	3,553.0
Panamá	15,823.6	15,149.0
Total loans	59,194.6	54,872.1
Investments
Brazil	225.1	424.3
Chile	129.7	150.2
Costa Rica	2,586.5	1,674.1
El Salvador	354.2	40.9
Guatemala	1,390.1	999.5
Honduras	619.1	586.3
Mexico	59.0	13.8
Nicaragua	—	64.9
Panamá	1,420.5	813.7
Perú	336.4	352.8
United States of America	2,379.3	2,412.6
BAC San José Liquid Fund (BAC San José Fondo Líquido – Riesgo País Mixto)	—	3.8
Multilateral – Bladex (Foreign Trade Bank of Latin America)	95.8	87.5
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	—	31.2
Total investments	9,595.7	7,655.5

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at September 30, 2019 and December 31, 2018.

	At
	September 30, 2019	December 31, 2018
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	8,117.2	8,155.6
Time deposits	49,396.5	43,374.0
Savings deposits	46,691.3	47,584.3
Total	104,205.0	99,113.9
Non-interest-bearing deposits:
Checking accounts	13,287.9	14,285.8
Other deposits (1)	177.2	302.8
Total	13,465.2	14,588.6
Total domestic deposits	117,670.2	113,702.5
Foreign
Interest-bearing customer deposits:
Checking accounts	15,281.2	14,222.1
Time deposits	26,767.7	23,479.0
Savings deposits	11,083.3	9,637.1
Total	53,132.2	47,338.2
Non-interest-bearing customer deposits:
Checking accounts	3,010.8	3,039.4
Other deposits (1)	234.8	279.3
Total	3,245.6	3,318.7
Total foreign customer deposits	56,377.8	50,656.9
Total customer deposits	174,048.0	164,359.5

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity at September 30, 2019

	At September 30, 2019
	Peso-	Foreign currency-
	denominated	denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	6,864.8	6,214.5	13,079.3
From 3 to 6 months	3,738.8	1,949.8	5,688.5
From 6 to 12 months	8,519.0	1,097.1	9,616.1
More than 12 months	15,737.4	339.9	16,077.3
Time deposits less than U.S.$100,000 (1)	4,733.4	202.0	4,935.4
Total domestic	39,593.4	9,803.2	49,396.5

Foreign	—	26,767.7	26,767.7
Total	39.593.4	36,570.9	76,164.2

(1)	U.S.$100,000 is the equivalent of Ps 347.7millions (translated at the representative market rate of Ps 3,477.45 to U.S.$1.00 at September 30, 2019).

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At September 30,
	2019	2018
	(in percentages)
ROAA: Return on average assets(1)	2.1	2.0
ROAE: Return on average equity attributable to owners of the parent(2)	17.0	17.2
Average equity attributable to owners of the parent as a percentage of average total assets	6.9	6.8
Period-end equity as a percentage of period-end total assets	11.8	11.4

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data” of our form 20-F.

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data” of our Form 20-F.

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	Nine months ended September 30, 2019		At and for the year ended 2018
		Nominal		Nominal
		weighted		weighted
		average		average
	Amount	rate	Amount	rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	5,721.8	—	6,814.1	—
Average during period	7,562.6	4.5%	6,916.0	3.8%
Maximum amount of borrowing at any month-end	10,903.3	—	9,686.6	—
Interest paid during the period	257.8	—	266.1	—

ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating results

Results of Operations for the Nine-Month Period Ended September 30, 2019 Compared to the Nine-Month Period Ended September 30, 2018

After seeing in 2018 a strong period of recovery for us, our results of operations for the nine-month period ended September 30, 2019 continue to show a strong performance when compared to the same period of 2018 driven by a combination of factors detailed below:

•	First, the Colombian economy, where almost 70% of our consolidated business resides, continues its path of acceleration. In fact, GDP growth during the nine-month period ended September 30, 2019 accelerated to 3.2% compared to 2.5% for the nine-month period ended September 30, 2018 and to 1.4% for the nine-month period ended September 30, 2017. This result was mainly driven by stronger private consumption and investment, from the demand side, while driven by commerce and financial services from the supply side. In fact, sectors such as commerce, financial services and professional services grew at a stronger pace than average GDP, while sectors such as construction, industry, oil & mining, and communications grew at a slower pace.

•	Second, our loan portfolio grew strongly, close to 11% year over year with a pick up in the commercial portfolio. Our commercial loan portfolio increased 8.1% year over year compared to 0.9% a year earlier, consumer loans increased 13.0% year over year compared to 7.6% a year earlier and mortgage loans increased 18.4% year over year compared to 11.8% a year earlier

•	Third, our net commission and fee income for the nine-month period ended September 30, 2019 increased by 12% when compared with the same period in 2018, due mainly to strong banking and pension fund fees.

•	Fourth, both our Colombian and Central American operations continued their digital transformation, paired with a cost optimization strategy that concluded in the shrinking of our traditional footprint and a faster migration to more productive digital channels. We believe that by continuing the digitalizing of our operations and by offering new products and services to our clients digitally, we will continue to faster satisfy and even anticipate their needs.

•	Fifth, continued cost control with other expenses growing 5.0% in our Colombian operation and 5.6% in our Central American operation in U.S. dollars (18.6% in pesos).

•	Sixth, Corficolombiana’s non-financial Sector investments continued to contribute with strong results during the nine-month period ended September 30, 2019 and thus gross profit from sales of goods and services increased 27.7% versus the same period of 2019.

•	Finally, we continue levering our strong operational result on our strong balance sheet. Our total deposits to net loans ratio of 100%, our liquidity position (measured as cash and cash equivalents to total deposits) of 15.7% and our tangible equity ratio of 8.9% are evidence of this strength.

Our results for the nine-month period ended September 30, 2019, which can be analyzed in our consolidated and segment operating results, were impacted by the adoption and application of IFRS 16 (see Note 2 to our unaudited condensed consolidated interim financial statements).

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018. Further detail is provided in the discussion of the results of Grupo Aval’s banking subsidiaries and Corficolombiana. For an analysis on our Central American operation please refer to Banco de Bogotá’s results of operations.

Grupo Aval’s net income attributable to controlling interest for the nine-month period ended September 30, 2019 increased by 12.5%, or Ps 257.3 billion, to Ps 2,319.3 billion compared to the nine-month period ended September 30, 2018.

Grupo Aval’s financial results for the nine-month period ended September 30, 2019 were positively impacted as compared to the nine-month period ended September 30, 2018 by:

(i)	a 202.5% or Ps 534.3 billion increase in net trading income;

(ii)	a 11.8% or Ps 418.4 billion increase in net income from commissions and fees;

(iii)	a 27.7% or Ps 398.6 billion increase in gross profit from sales of goods and services. Such increase resulted from Grupo Aval’s non-financial entities, mainly those controlled by Corficolombiana;

(iv)	a 3.4% or Ps 275.3 billion increase in net interest income; and

(v)	a 0.5% or Ps 8.2 billion decrease in income tax expense.

The positive impacts on Grupo Aval’s financial results detailed above were partially offset by:

(i)	a 9.9% or Ps 661.9 billion increase in total other expenses;

(ii)	a 12.7% or Ps 318.3 billion increase in net impairment loss on financial assets;

(iii)	a 19.0% or Ps 281.3 billion increase in income attributable to non-controlling interest; and

(iv)	a 11.2% or Ps 116.0 billion decrease total other income.

	Grupo Aval Consolidated
	For the nine-month period ended September 30,		Change 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	14,497.1	13,665.0	832.0	6.1
Total interest expenses	(6,106.9)	(5,550.2)	(556.7)	10.0
Net interest income	8,390.1	8,114.8	275.3	3.4
Net impairment loss on financial assets	(2,833.0)	(2,514.7)	(318.3)	12.7
Net commission and fees income	3,961.4	3,543.0	418.4	11.8
Gross profit from sales of goods and services	1,835.8	1,437.1	398.6	27.7
Net trading income	798.1	263.8	534.3	202.5
Other income	919.1	1,035.1	(116.0)	(11.2)
Other expenses	(7,321.6)	(6,659.7)	(661.9)	9.9
Income before income tax expense	5,749.8	5,219.4	530.4	10.2
Income tax expense	(1,667.5)	(1,675.7)	8.2	(0.5)
Net Income	4,082.3	3,543.8	538.6	15.2
Net income attributable to:
Controlling interest	2,319.3	2,062.0	257.3	12.5
Non-controlling interest	1,763.1	1,481.8	281.3	19.0

Net interest income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	5,396.5	5,440.3	(43.9)	(0.8)
Consumer loans and leases	6,632.4	6,113.9	518.5	8.5
Mortgage loans and leases	1,211.3	1,055.7	155.6	14.7
Microcredit loans and leases	79.6	82.9	(3.3)	(4.0)
Interbank and overnight funds	363.2	256.5	106.8	41.6
Interest on loans and leases	13,682.9	12,949.3	733.6	5.7
Interest on investments in debt securities	814.2	715.7	98.4	13.7
Total interest income	14,497.1	13,665.0	832.0	6.1
Interest expense:
Checking accounts	(315.2)	(253.4)	(61.8)	24.4
Time deposits	(2,658.4)	(2,454.5)	(203.8)	8.3
Savings deposits	(1,110.8)	(1,135.3)	24.5	(2.2)
Total interest expense on deposits	(4,084.4)	(3,843.3)	(241.1)	6.3
Borrowings from banks and others	(775.4)	(555.0)	(220.5)	39.7
Interbank and overnight funds	(257.8)	(177.3)	(80.5)	45.4
Bonds	(887.6)	(867.8)	(19.8)	2.3
Borrowings from development entities	(101.7)	(106.8)	5.1	(4.8)
Total interest expense	(6,106.9)	(5,550.2)	(556.7)	10.0
Net interest income	8,390.1	8,114.8	275.3	3.4

Grupo Aval’s net interest income increased by 3.4% or Ps 275.3 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018. The increase in net interest income was mainly due to a 6.1% or Ps 832.0 billion increase in interest income that was partially offset by a 10.0% or Ps 556.7 billion increase in interest expense.

Total interest income for Grupo Aval increased by 6.1% or Ps 832.0 billion to Ps 14,497.1 billion for the nine-month period ended September 30, 2019, driven by an increase of Ps 733.6 billion in interest income from total loans and leases1 (driven by a 4.9% or Ps 626.9 billion increase in interest income from loans and leases and a Ps 106.8 billion increase in income from interbank and overnight funds), and a Ps 98.4 billion increase in interest income on investments in debt securities.

The 4.9% or Ps 626.9 billion increase in interest income from loans and leases for Grupo Aval for the nine-month period ended September 30, 2019 as compared to the same period of 2018 was a result of a 7.8% or Ps 12,401.3 billion increase in the average balance of loans and leases to Ps 171,899.6 billion driven by a better macroeconomic conditions in Colombia that implied faster growth than in 2018, and growth in Central America (mainly in Honduras, Costa Rica, El Salvador and Guatemala, and despite a 27% decrease in Nicaragua). The increase in the average balance of loans and leases resulted in Ps 960.9 billion increase in interest income.

The increase in the average balance was offset by a 28 basis points decrease in the average yield on loans and leases from 10.6% for the nine-month period ended September 30, 2018 to 10.3% for the nine-month period ended September 30, 2019, that led to a Ps 334.1 billion decrease in interest income. The decrease in the average yield was mainly driven by (i) a lower average interest rates, as the average Colombian Central Bank rate decreased from 4.39% for the nine-month period ended September 30, 2018 to 4.25% for the nine-month period ended September 30, 2019; and (ii) a more competitive landscape in Colombia triggered by a stronger economy and a recovery in the credit cycle seen in 2019. Partially offsetting these was a change in mix in the loans and leases portfolio as 68.5% of the growth in the average balance was on consumer and mortgage loans, which have a higher yield.

1 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

The following table shows the impacts on interest income from loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the
	nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Impact on interest income due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	95,540.5	91,630.9	3,909.6	4.3	7.5%	7.9%	220.8	(264.7)	(43.9)
Consumer loans and leases	56,768.5	50,967.7	5,800.8	11.4	15.6%	16.0%	677.7	(159.2)	518.5
Mortgage loans and leases	19,174.8	16,486.5	2,688.3	16.3	8.4%	8.5%	169.8	(14.2)	155.6
Microcredit loans and leases	415.8	413.3	2.5	0.6	25.5%	26.8%	0.5	(3.8)	(3.3)
Loans and leases	171,899.6	159,498.3	12,401.3	7.8	10.3%	10.6%	960.9	(334.1)	626.9

The Ps 106.8 billion increase in income from interbank and overnight funds for Grupo Aval for the nine-month period ended September 30, 2019 was explained by a 342 basis points increase in the average yield from 6.1% in 2018 to 9.5% for the nine-month period ended September 30, 2019, that resulted in a Ps 143.8 billion increase in interest income. This increase was offset in part by a 9.3% or Ps 519.3 billion decrease in the average balance of these funds that led to a Ps 37.1 billion decrease in interest income.

Grupo Aval’s interest income from investments in debt securities increased by 13.7% or Ps 98.4 billion and it was a result of a 36 basis points increase in the average yield of investment securities from 4.4% for the nine-month period ended September 30, 2018 to 4.7% for the nine-month period ended September 30, 2019 driven by more favorable market conditions in 2019 than in 2018, which resulted in a Ps 58.4 billion increase in interest income from investment securities. Also contributing to the increase in interest income was a 5.2% or Ps 1,125.4 billion increase in the average balance of investments that led to a Ps 40.0 billion increase in interest income.

The 10.0% or Ps 556.7 billion increase in total interest expense for Grupo Aval is explained by a 10.2% or Ps 18,845.0 billion increase in the average balance of total interest-bearing liabilities to Ps 203,052.3 billion for the nine-month period ended September 30, 2019 resulting in a Ps 566.8 billion increase in interest expense. This increase was partially offset by a decrease of 1 basis points in the average cost of funding, from 4.02% for the nine-month period ended September 30, 2018 to 4.01% for the nine-month period ended September 30, 2019, which led to a Ps 10.0 billion decrease in interest expense. The stability in the cost of funding despite a decreasing interest rate environment was due to a change in funding mix as borrowings from banks and other and time deposits, which have a higher average cost, increased their participation as percentage of total funding.

Interest expense for Grupo Aval’s interest-bearing deposits increased by 6.3% or Ps 241.1 billion to Ps 4,084.4 billion for the nine-month period ended September 30, 2019, mainly driven by a 8.9% or Ps 12,337.3 billion increase in the average balance of interest-bearing deposits, from Ps 138,008.7 billion for the nine-month period ended September 30, 2018 to Ps 150,346.0 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 335.2 billion increase in interest expense. Partially offsetting this increase was a nine basis points decrease in the average cost of deposits, from 3.7%, for the nine-month period ended September 30, 2018 to 3.6% for the nine-month period ended September 30, 2019, which led to a Ps 94.0 billion decrease in interest expense.

Interest expense for Grupo Aval’s other funding increased by 18.5% or Ps 315.6 billion to Ps 2,022.5 billion for the nine-month period ended September 30, 2019, mainly driven by a 14.1% or Ps 6,507.7 billion increase in the average balance of other funding to Ps 52,706.3 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 249.7 billion increase in interest expense. Furthermore, a 19 basis points increase in the average cost of these funds, from 4.9% for the nine-month period ended September 30, 2018 to 5.1% for the nine-month period ended September 30, 2019, which led to a Ps 65.9 billion increase in interest expense.

The following table shows the impacts on interest expense derived from changes in the average balance and the average rate paid per type of funding.

					Average rate paid for the
	Average balance for the nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Impact on interest expense due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	22,796.9	20,071.4	2,725.5	13.6	1.8%	1.7%	(37.7)	(24.1)	(61.8)
Savings accounts	56,782.2	54,557.7	2,224.5	4.1	2.6%	2.8%	(43.5)	68.0	24.5
Time deposits	70,766.9	63,379.6	7,387.3	11.7	5.0%	5.2%	(277.5)	73.7	(203.8)
Total deposits	150,346.0	138,008.7	12,337.3	8.9	3.6%	3.7%	(335.2)	94.0	(241.1)
Interbank borrowings and overnight funds	7,562.6	6,941.5	621.1	8.9	4.5%	3.4%	(21.2)	(59.3)	(80.5)
Borrowings from banks and others	21,217.6	17,104.0	4,113.7	24.1	4.9%	4.3%	(150.3)	(70.1)	(220.5)
Bonds issued	20,420.7	19,031.1	1,389.6	7.3	5.8%	6.1%	(60.4)	40.6	(19.8)
Borrowings from development entities	3,505.3	3,122.0	383.3	12.3	3.9%	4.6%	(11.1)	16.3	5.1
Other funding	52,706.3	46,198.6	6,507.7	14.1	5.1%	4.9%	(249.7)	(65.9)	(315.6)
Total funding	203,052.3	184,207.3	18,845.0	10.2	4.0%	4.0%	(566.8)	10.0	(556.7)

Grupo Aval average total interest-earning assets2 increased by 7.0%, or Ps 13,007.4 billion, to Ps 199,889.6 billion for the nine-month period ended September 30, 2019 and net interest income increased by 3.4%, or Ps 275.3 billion to Ps 8,390.1 billion for the nine-month period ended September 30, 2019. Therefore, net interest margin decreased 19 basis points from 5.8% for the nine-month period ended September 30, 2018 to 5.6% for the nine-month period ended September 30, 2019. The interest spread between the average rate on loans and leases and the average rate paid on interest-bearing deposits decreased by 19 basis points from 6.9% to 6.7% over the same period. In line with the decrease in the interest rate of interest-earning assets, associated with the decreasing rate environment, and the stability in the cost of funding described above.

Net impairment loss on financial assets

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Net impairment (loss) recoveries on financial assets:
Impairment loss on loans and other accounts receivable	(3,163.4)	(2,790.2)	(373.2)	13.4
Impairment recoveries on other financial assets	54.8	37.1	17.6	47.5
Recovery of charged-off assets	275.6	238.4	37.2	15.6
Net impairment loss on financial assets	(2,833.0)	(2,514.7)	(318.3)	12.7

	For the nine-month period ended September 30,				Change, 2019 vs. 2018
	2019		2018		Loans at least 91 days past due	Delinquency Ratio
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios	5,845.6	3.3%	5,166.3	3.2%	679.2	0.1
Commercial loans	3,638.6	3.7%	3,221.5	3.5%	417.1	0.2
Consumer loans	1,599.8	2.7%	1,517.7	2.9%	82.1	(0.2)
Mortgage loans	553.4	2.7%	379.7	2.2%	173.6	0.5
Microcredit loans	53.8	13.0%	47.5	11.3%	6.4	1.7

(1)	Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at fair value through other comprehensive income (“FVOCI”) and at amortized cost (“AC”)

2 Calculated as 91 days past due loans divided by total gross loans excluding interbank and overnight funds.

Net impairment loss on financial assets for Grupo Aval increased by 12.7% or Ps 318.3 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, driven by a Ps 373.2 billion increase in impairment loss on loans and other accounts receivable, offset in part by a Ps 37.2 billion increase in recoveries of charged-off assets and a Ps 17.6 billion decrease in impairment on other financial assets.

Impairment losses on loans and other accounts receivable increased driven by a Ps 274.7 billion increase in impairment loss on commercial loans, a Ps 75.4 billion increase in impairment loss on consumer loans and a Ps 30.3 billion increase in impairment loss on mortgage loans.

The increase in impairment loss on commercial loans of Ps 274.7 billion was impacted by an increase in impairment on Concesionaria Ruta del Sol, as the coverage ratio on this loan increased from 44.8% as of January 31, 2019 (after the second partial payment made by the Colombian government on January 10, 2019) to 86.2% as of September 30, 2019. There was no change in coverage for this loan between December 31, 2017 and September 30, 2018.

The Ps 75.4 billion increase in impairment loss on consumer loans was mainly driven by the growth of the consumer loan portfolio. The delinquency ratio of the consumer loans and leases portfolio improved from 2.9% as of September 30, 2018 to 2.7% as of September 30, 2019.

The increase in impairment loss on mortgage loans was mainly driven by higher mortgage provision in Central America, reflecting a deterioration in the delinquency ratio of the mortgage loans and leases portfolio in that region.

Grupo Aval’s cost of risk3 deteriorated 12 basis points from 2.3% for the nine-month period ended September 30, 2018 to 2.5% for the nine-month period ended September 30, 2019. Grupo Aval’s cost of risk net of recoveries of charged-off assets4 deteriorated by 11 basis points from 2.1% for the nine-month period ended September 30, 2018 to 2.2% for the nine-month period ended September 30, 2019.

Charge-offs for Grupo Aval’s consolidated operations increased by Ps 643.9 billion from Ps 2,243.7 billion for the nine-month period ended September 30, 2018 to Ps 2,887.6 billion for the nine-month period ended September 30, 2019 mainly driven by a Ps 441.8 billion increase in charge-offs for commercial loans and a Ps 171.3 billion increase in charge offs for consumer loans. The ratio of charge-offs to average balance of loans and leases increased from 1.9% for the nine-month period ended September 30, 2018 to 2.2% for the nine-month period ended September 30, 2019 principally due to an increase in the ratio of charge-offs to average balance of commercial loans and leases from 0.5% to 1.1%. Grupo Aval’s consolidated coverage ratio for loans 91 days past due was 153.2% as of September 30, 2019 versus 145.4% as of September 30, 2018.

The Ps 37.2 billion increase in recoveries of charged-off assets was driven by improvements in the group’s collection processes.

3 Calculated as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases

4 Calculated as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds)

The decrease in impairment loss on other financial assets of Ps 17.6 billion was driven by a change in presentation for comparative purposes for impairment loss on other assets, net. Starting on December 2018 impairment loss on other assets, net is classified under other expenses, previously it was classified as impairment loss on other financial assets. Impairment loss on other financial assets for the nine-month period ended September 30, 2018 includes Ps 17.7 billion of impairment loss on other assets.

Net commissions and fee income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	3,215.7	2,914.1	301.6	10.4
Bonded warehouse services	120.9	115.2	5.7	4.9
Trust activities and portfolio management services	252.2	231.5	20.7	8.9
Pension and severance fund management	836.2	732.9	103.4	14.1
Income from commissions and fees income	4,425.0	3,993.7	431.3	10.8
Expenses from commission and fees	(463.6)	(450.7)	(12.9)	2.9
Net income from commissions and fees	3,961.4	3,543.0	418.4	11.8

Net income from commissions and fees for Grupo Aval increased by 11.8% or Ps 418.4 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, driven by a Ps 301.6 billion increase in banking fees, a Ps 103.4 billion increase in pension and severance fund management (mainly from Porvenir), a Ps 20.7 billion increase in trust activities and portfolio management services and a Ps 5.7 billion increase in bonded warehouse services. These increases were partially offset by a Ps 12.9 billion increase in commissions and fee expenses.

The Ps 301.6 billion increase in banking fees was driven by a Ps 194.9 billion increase in fees from banking services and a Ps 112.4 billion increase in credit card fees that were offset in part by a Ps 6.5 billion decrease in branch network fees (in line with our distribution channel optimization).

The Ps 103.4 billion increase in pension and severance fees was driven by (i) a Ps 83.0 billion increase in fee income from the administration of mandatory pension funds driven by an increase in the number of clients and to higher commissions charged to non-contributing clients due to a higher return on assets under management; (ii) a Ps 11.5 billion increase in fee income from severance fund management driven by an increase in the number of clients; (iii) a Ps 6.2 billion increase in revenues received from the administration of third-party liability pension funds due to an increase in the balance of managed funds and to higher return-based commissions charged on higher returns on assets under management; and (iv) a Ps 2.6 billion increase in revenues received from the administration of voluntary pension funds mainly due to an increase in the balance of managed funds.

Gross profit from sales of goods and services

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	6,382.3	5,297.0	1,085.3	20.5
Costs and expenses from sales of goods and services	(4,546.5)	(3,859.8)	(686.7)	17.8
Gross profit from sales of goods and services	1,835.8	1,437.1	398.6	27.7

Gross profit from sales of goods and services increased Ps 398.6 billion driven by a Ps 1,085.3 billion increase in income from sales of goods and services, offset in part by a Ps 686.7 billion increase in costs and expenses from sales of goods and services.

Income from sales of goods and services increased by 20.5%, or Ps 1,085.3 billion from Ps 5,297.0 billion for the nine-month period ended September 30, 2018 to Ps 6,382.3 billion for the nine-month period ended September 30, 2019. This was mainly driven by strong results in Grupo Aval’s non-financial entities, mainly consolidated in

Corficolombiana. This increase was mainly driven by higher income associated to the advances in the construction of three concession projects (Covioriente, Coviandina and Covipacífico) and to stronger results in Promigas.

Costs and expenses from sales of goods and services increased by 17.8%, or Ps 686.7 billion from Ps 3,859.8 billion for the nine-month period ended September 30, 2018 to Ps 4,546.5 billion for the nine-month period ended September 30, 2019. This increase is mainly explained by an increase in costs related to acquisition of raw materials and production costs mainly in Corficolombiana’s concessions and in Promigas.

Net trading income

For the nine-month period ended September 30, 2019, Grupo Aval’s net trading income5 was Ps 798.1 billion, Ps 534.3 billion higher than the Ps 263.8 billion obtained during the same period of 2018 resulting from a Ps 366.6 billion increase in income from investment securities held for trading through profit or loss and a Ps 167.7 billion increase in net trading income from derivatives (which should be analyzed in conjunction with the foreign exchange gains (losses), net under other income).

The increase in net trading income from investment securities held for trading through profit or loss was mainly driven by an increase in the average yield which went from 3.4% for the nine-month period ended September 30, 2018 to 9.0% for the nine-month period ended September 30, 2019, resulting in a Ps 201.4 billion increase in income. The increase in the average yield was driven by (i) a 941 basis points increase in the average yield of equity securities from 2.8% for the nine-month-period ended September 30, 2018 to 12.3% for the nine-month-period ended September 30, 2019; and (ii) a 270 basis points increase in the average yield of fixed income securities from 3.9% for the nine-month-period ended September 30, 2018 to 6.6% for the nine-month-period ended September 30, 2019. Furthermore, the average balance of Grupo Aval’s consolidated investment securities held for trading through profit or loss increased by 51.1%, or Ps 2,441.3 billion, to Ps 7,219.2 billion, leading to a Ps 165.2 billion increase in income. The increase in the return of this portfolio was mainly driven by higher returns on Porvenir’s equity and fixed income securities related to its stabilization reserve (a portion of the pension fund manager’s capital invested in the fund equal to 1% of the value of each pension fund under management).

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) fixed income investments at Fair Value Through Other Comprehensive Income (“FVOCI”) and (iii) fixed income investments at Amortized Cost (“AC”) (results from (ii) and (iii) are included in the net interest income as interest income from investment in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 1,302.7 billion for the nine-month period ended September 30, 2019, 55.5% or Ps 465.0 billion higher than the Ps 837.7 billion for the same period of 2018. This was primarily driven by the average yield on total investment securities increasing from 4.2% for the nine-month period ended September 30, 2018 to 5.8% for the nine-month period ended September 30, 2019, generating a Ps 310.7 billion increase in interest income. Additionally, the average balance of total investment securities increased from Ps 26,554.4 billion for the nine-month period ended September 30, 2018 to Ps 30,121.1 billion for the nine-month period ended September 30, 2019, resulting in a Ps 154.3 billion increase in interest income.

As mentioned above, the increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

5 Includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from fair value valuation, in each case from equity and fixed income investment securities held for trading at fair value through profit or loss (“FVTPL”), and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting

Other income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(25.2)	371.3	(396.5)	(106.8)
Net gain on sales of debt and equity securities	189.9	(14.0)	203.9	(1,460.5)
Gain on the sale of non-current assets held for sale	18.2	14.5	3.7	25.7
Share of profit of equity accounted investees, net of tax (Equity method)	174.4	142.4	32.1	22.5
Dividend income	83.0	61.2	21.7	35.5
Net gain on asset valuation	2.0	10.0	(8.0)	(80.3)
Net income from other financial instruments at fair value through profit or loss	162.4	177.2	(14.8)	(8.4)
Other	314.4	272.4	42.0	15.4
Total other income	919.1	1,035.1	(116.0)	(11.2)

Total other income for Grupo Aval decreased by 11.2% or Ps 116.0 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018 explained by (i) a Ps 396.5 billion decrease in foreign exchange gains (losses), net from a net gain of Ps 371.3 billion to a net loss of Ps 25.2 billion which was partially offset by the Ps 167.7 billion increase in net trading income from derivatives described above; (ii) a Ps 14.8 billion decrease in net income from other financial instruments at fair value through profit or loss; and (iii) a Ps 8.0 billion decrease in net gain on asset valuation. These decreases were offset in part by (i) a Ps 203.9 billion increase in net gain on sales of debt and equity securities related to the realization of gains on fixed income investments; (ii) a Ps 42.0 billion increase in other income mainly driven by Banco de Bogotá; (iii) a Ps 32.1 billion increase from the equity method mainly from Gases del Caribe and Cálidda; (iv) a Ps 21.7 billion increase in dividends income mainly from Grupo Energía de Bogotá (GEB); and (v) a Ps 3.7 billion increase in gain on the sale of non-current assets held for sale.

Other expenses

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(3.6)	(2.8)	(0.8)	28.4
Personnel expenses	(3,023.9)	(2,831.4)	(192.5)	6.8
Salaries and employee benefits	(2,833.3)	(2,657.4)	(175.9)	6.6
Bonus plan payments	(116.6)	(106.5)	(10.1)	9.5
Labor severances	(74.0)	(67.5)	(6.5)	9.6
Administrative and other expenses	(3,529.7)	(3,333.9)	(195.8)	5.9
Depreciation and amortization	(671.7)	(398.1)	(273.6)	68.7
Impairment loss on other assets	(19.5)	—	(19.5)	—
Other expenses	(73.2)	(93.6)	20.4	(21.8)
Charitable and other donation expenses	(6.0)	(6.4)	0.4	(6.2)
Other	(67.2)	(87.2)	20.0	(22.9)
Total other expenses	(7,321.6)	(6,659.7)	(661.9)	9.9

Total other expenses for Grupo Aval increased by 9.9% or Ps 661.9 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, driven by Ps 273.6 billion increase in depreciations and amortizations, a Ps 195.8 billion increase in administrative and other expenses, a Ps 192.5 billion increase in personnel expenses and a Ps 19.5 billion increase in impairment loss on other assets. These increases were offset in part by a Ps 20.4 billion increase in other expenses

Depreciation and amortization increased Ps 273.6 billion mainly due to the adoption of IFRS16 in 2019, which changed the accounting methodology of leases. As a result, some of our rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense, expenses associated to rights-of-use under depreciation and amortization for the nine-month period ended September 30, 2019 was Ps 219.6 billion (for further information on the adoption of IFRS 16 see Note 2 to our unaudited condensed consolidated interim financial statements).

The increase in administrative and other expenses of Ps 195.8 billion driven by (i) a Ps 151.9 billion increase in taxes and surcharges due to a Ps 59.1 billion non-income tax expense incurred in order to raise the fiscal cost of certain fixed assets, a Ps 39.5 billion increase in VAT, a Ps 20.2 billion increase in taxes to financial transactions and a Ps 5.7 billion in industry and commerce; (ii) a Ps 106.4 billion increase in contributions and affiliations; (iii) a Ps 73.0 billion increase in fees, which include consulting and legal fees among others; (iv) a Ps 63.1 billion increase in maintenance and repairs; and (v) a Ps 17.8 billion increase in other service expenses. These increases were offset in part by (i) a Ps 217.8 billion decrease in rent expenses associated to the adoption of IFRS 16 in 2019.

The Ps 192.5 billion increase in personnel expenses was driven by a Ps 175.9 billion increase in salaries and employee benefits, a Ps 10.1 billion increase in bonus plan payments and a Ps 6.5 billion increase in labor severances.

The increase in impairment loss on other assets for the nine-month period ended September 30, 2019 was driven by the change in presentation for comparative purposes for impairment loss on other assets, net described above. Impairment loss on other assets for the nine-month period ended September 30, 2018, included in impairment loss on other financial assets, was Ps 17.7 billion.

Because Grupo Aval’s total other expenses increased by 9.9%, while its income increased by 10.5%, the efficiency ratio6 improved from 46.3% for the nine-month period ended September 30, 2018 to 46.0% for the nine-month period ended September 30, 2019. The ratio of total other expenses as a percentage of average assets improved from 3.8% for the nine-month period ended September 30, 2018 to 3.7% for the nine-month period ended September 30, 2019.

Income tax expense

Income tax expense for Grupo Aval decreased by 0.5%, or Ps 8.2 billion, to Ps 1,667.5 billion for the nine-month period ended September 30, 2019. Grupo Aval’s effective tax rate7 was 33.4% for the nine-month period ended September 30, 2018 and 30.4% for the nine-month period ended September 30, 2019.

The change in the effective tax rate was mainly driven by (i) a Ps 91.7 billion deferred income tax recovery associated to the raise of the fiscal cost of certain fixed assets during the nine-month period ended September 30, 2019 described above; and (ii) the positive impact on Corficolombiana’s non-financial subsidiaries of the Financing Law, passed by Colombian Government on December 2018, as the statutory tax rate decreased from 37% in 2018 to 33% in 2019. These positive effects were offset in part by an increase in net income before taxes8.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by 19.0%, or Ps 281.3 billion, to Ps 1,763.1 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018. The ratio of net income attributable to non-controlling interest to net income increased from 41.8% for the nine-month period ended September 30, 2018 to 43.2% for the nine-month period ended September 30, 2019. The increase in this ratio is mainly attributable to improving results in Corficolombiana, subsidiary in which Grupo Aval holds the lowest controlling portion among its five consolidated subsidiaries, with 38.6%.

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to controlling interest for the nine-month period ended September 30, 2019 increased by 2.9%, or Ps 57.1 billion, compared to the nine-month period ended September 30, 2018 to

6 Calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

7 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income

8 Net income before income tax expense minus equity method, minus dividends.

Ps 2,043.8 billion. This increase is attributable to a Ps 534.4 billion increase in net trading income, a Ps 491.2 billion increase in net interest income, a Ps 374.4 billion increase in net income from commissions and fees and a Ps 10.2 billion increase in gross profit (loss) from sales of goods and services.

These increases were offset partially by a Ps 555.5 billion increase in other expenses, a Ps 383.5 billion increase in net impairment loss on financial assets, a Ps 284.9 billion decrease in total other income, a Ps 108.2 billion increase in non-controlling interest and a Ps 20.9 billion increase in income tax expense.

The following discussion describes the principal drivers of Banco de Bogotá’s results of operations for the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018.

	Banco de Bogotá Consolidated
	For the nine-month period ended September 30,		Change, 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	9,133.4	8,221.4	912.0	11.1
Total interest expenses	(3,608.6)	(3,187.8)	(420.8)	13.2
Net interest income	5,524.8	5,033.7	491.2	9.8
Net impairment loss on financial assets	(2,015.2)	(1,631.7)	(383.5)	23.5
Net income from commission and fees	3,314.6	2,940.3	374.4	12.7
Gross profit (loss) from sales of goods and services	(86.6)	(96.9)	10.2	(10.5)
Net trading income	666.5	132.1	534.4	404.5
Other income	724.2	1,009.2	(284.9)	(28.2)
Other expenses	(5,005.6)	(4,450.1)	(555.5)	12.5
Income before tax expense	3,122.7	2,936.5	186.2	6.3
Income tax expense	(822.3)	(801.4)	(20.9)	2.6
Net income for the year	2,300.4	2,135.2	165.2	7.7
Net income for the year attributable to:
Controlling interest	2,043.8	1,986.7	57.1	2.9
Non-controlling interest	256.6	148.4	108.2	72.9

The following tables differentiate the results between those obtained in Banco de Bogotá’s Colombian operation and those obtained in its Central American operation9. As of September 30, 2019, 51.0% of the total consolidated assets were located in Colombia and 49.0% in Central America.

	Banco de Bogotá’s Colombian Operation
	For the nine-month period ended September 30,		Change, 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	4,536.1	4,349.9	186.2	4.3
Total interest expenses	(2,013.6)	(1,842.4)	(171.2)	9.3
Net interest income	2,522.5	2,507.5	15.0	0.6
Net impairment loss on financial assets	(1,077.5)	(839.1)	(238.3)	28.4
Net income from commission and fees	1,552.5	1,414.4	138.2	9.8
Gross profit (loss) from sales of goods and services	(86.6)	(96.9)	10.2	(10.5)
Net trading income	654.5	132.9	521.6	392.4
Other income	399.9	655.5	(255.5)	(39.0)
Other expenses	(2,137.4)	(2,031.4)	(106.1)	5.2
Income before tax expense	1,828.0	1,742.9	85.0	4.9
Income tax expense	(463.3)	(463.3)	0.0	(0.0)
Net Income for the year	1,364.7	1,279.6	85.1	6.6
Net income for the year attributable to:
Controlling interest	1,108.2	1,131.3	(23.1)	(2.0)
Non-controlling interest	256.5	148.4	108.2	72.9

9 Banco de Bogotá’s Central American operation refers to Leasing Bogotá Panamá operation expressed in Colombian pesos, at the exchange rate of the period. Colombian operation refers to the difference between the Central American operation and Banco de Bogota’s consolidated results.

As it will be detailed later, net income attributable to controlling interest for Banco de Bogotá’s Colombian operation slightly decreased by 2.0%. Despite a Ps 255.5 billion decrease in other income and a Ps 238.3 billion increase in net impairment loss on financial assets, the bank was able to maintain its net income in Colombia fairly flat due to a Ps 521.6 billion increase in net trading income and a Ps 138.2 billion increase in net income from commission and fees.

	Banco de Bogotá' Central American Operation
	For the nine-month period ended September 30,		Change, 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	4,597.3	3,871.5	725.8	18.7
Total interest expenses	(1,595.0)	(1,345.4)	(249.6)	18.6
Net interest income	3,002.3	2,526.1	476.2	18.8
Net impairment loss on financial assets	(937.8)	(792.6)	(145.2)	18.3
Net income from commission and fees	1,762.1	1,525.9	236.2	15.5
Net trading income	12.0	(0.8)	12.8	NA
Other income	324.3	353.7	(29.4)	(8.3)
Other expenses	(2,868.2)	(2,418.8)	(449.4)	18.6
Income before tax expense	1,294.7	1,193.6	101.1	8.5
Income tax expense	(359.0)	(338.1)	(20.9)	6.2
Net Income for the year	935.7	855.5	80.2	9.4
Net income for the year attributable to:
Controlling interest	935.6	855.5	80.2	9.4
Non-controlling interest	0.1	0.1	0.0	2.6

Banco de Bogotá’s net income derived from its Central American operation, on the other hand, grew 9.4% or Ps 80.2 billion on the year driven by strong net interest and fee income which was partially offset by higher other expenses and impairment losses on financial assets. Results in Central America, which operates with a mixture of local currencies and local U.S. dollars, are impacted when translated in to Colombian pesos by a 12.2% depreciation of the average exchange rate from Ps 2,886.89 pesos per dollar for the nine-month period ended September 30, 2018 to Ps 3,239.00 pesos per dollar for the nine-month period ended September 30, 2019.

Net interest income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	3,562.6	3,359.8	202.9	6.0
Consumer loans and leases	3,868.6	3,499.2	369.4	10.6
Mortgage loans and leases	880.4	766.2	114.2	14.9
Microcredit loans and leases	78.7	77.9	0.8	1.1
Interbank and overnight funds	294.1	178.4	115.7	64.9
Interest on loans and leases	8,684.5	7,881.5	803.0	10.2
Interest on investments in debt securities	448.9	339.9	109.0	32.1
Total interest income	9,133.4	8,221.4	912.0	11.1
Interest expense:
Checking accounts	(305.9)	(244.8)	(61.1)	25.0
Time deposits	(1,742.3)	(1,555.6)	(186.7)	12.0
Savings deposits	(522.0)	(540.8)	18.8	(3.5)
Total interest expense on deposits	(2,570.2)	(2,341.2)	(229.0)	9.8
Borrowings from banks and others	(532.3)	(409.9)	(122.3)	29.8
Interbank borrowings and overnight funds	(87.0)	(55.9)	(31.0)	55.4
Bonds issued	(356.7)	(319.2)	(37.5)	11.8
Borrowings from development entities	(62.5)	(61.5)	(1.0)	1.6
Total interest expense	(3,608.6)	(3,187.8)	(420.8)	13.2
Net interest income	5,524.8	5,033.7	491.2	9.8

Banco de Bogotá’s net interest income increased by 9.8% or Ps 491.2 billion to Ps 5,524.8 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018. The increase in net interest income was mainly due to an 11.1% or Ps 912.0 billion increase in total interest income partially offset by a 13.2% or Ps 420.8 billion increase in total interest expense. Of the Ps 491.2 billion increase in net interest income, Ps 476.2 billion are explained by the bank’s Central American operations and Ps 15.0 billion are explained by the bank’s Colombian operations.

Total interest income for Banco de Bogotá increased by 11.1% or Ps 912.0 billion to Ps 9,133.4 billion for the nine-month period ended September 30, 2019, driven by an increase of Ps 803.0 billion in interest income from total loans and leases10 (driven by a 8.9% or Ps 687.3 billion increase in income from loans and leases and a Ps 115.7 billion increase in income from interbank and overnight funds), and a Ps 109.0 billion increase in interest on investments in debt securities.

The 8.9% or Ps 687.3 billion increase in interest income from loans and leases for Banco de Bogotá for the nine-month period ended September 30, 2019 as compared to the same period of 2018 was a result of (i) a 8.9% or Ps 9,073.3 billion increase in the average balance of loans and leases to Ps 111,230.7 billion (Ps 7,331.9 billion increase from Banco de Bogotá’s Central American operation and Ps 1,741.4 billion from Banco de Bogotá’s Colombian operation), that resulted in a Ps 684.4 billion increase in interest income; and (ii) a slight increase in the average yield on loans and leases from 10.05% for the nine-month period ended September 30, 2018 to 10.06% for the nine-month period ended September 30, 2019 that led to a Ps 2.8 billion increase in interest income.

The following table shows the impacts on interest income from loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the
	nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Impact on interest income due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	64,660.0	61,077.4	3,582.6	5.9	7.3%	7.3%	197.4	5.5	202.9
Consumer loans and leases	31,648.5	28,178.0	3,470.5	12.3	16.3%	16.6%	424.2	(54.8)	369.4
Mortgage loans and leases	14,513.0	12,496.7	2,016.3	16.1	8.1%	8.2%	122.3	(8.1)	114.2
Microcredit loans and leases	409.1	405.2	3.9	1.0	25.7%	25.6%	0.7	0.1	0.8
Loans and leases	111,230.7	102,157.3	9,073.3	8.9	10.1%	10.1%	684.4	2.8	687.3

10 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

The Ps 115.7 billion increase in income from interbank and overnight funds for Banco de Bogotá for the nine-month period ended September 30, 2019 was due to a 462 basis points increase in the average yield from 6.2% for the nine-month period ended September 30, 2018 to 10.9% for the nine-month period ended September 30, 2019 that led to a Ps 132.0 billion increase in interest income, offset in part by a 5.2% or Ps 200.0 billion decrease in the average balance of these funds resulting in a Ps 16.3 billion decrease in interest income.

Banco de Bogotá’s interest income from investments in debt securities increased by 32.1%, or Ps 109.0 billion and it was a result of an increase in the average balance of investments of 14.9% or Ps 1,687.9 billion, which led to a Ps 58.4 billion increase in interest income. Furthermore, a 60 basis points increase in the average yield of investment securities from 4.0% for the nine-month period ended September 30, 2018 to 4.6% for the nine-month period ended September 30, 2019, resulted in a Ps 50.6 billion increase in interest income from investment securities. The increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

The 13.2% or Ps 420.8 billion increase in total interest expense for Banco de Bogotá is explained by a 12.1% or Ps 13,840.2 billion increase in the average balance of total interest-bearing liabilities to Ps 128,676.0 billion for the nine-month period ended September 30, 2019, resulting in a Ps 388.1 billion increase in interest expense. Also contributing to the increase in interest expense was an increase of 4 basis points in the average cost of funding, from 3.70% for the nine-month period ended September 30, 2018 to 3.74% for the nine-month period ended September 30, 2019, which led to a Ps 32.7 billion increase in interest expense.

Interest expense for Banco de Bogotá’s interest-bearing deposits increased by 9.8% or Ps 229.0 billion to Ps 2,570.2 billion for the nine-month period ended September 30, 2019, driven by a 10.7% or Ps 9,624.4 billion increase in the average balance of interest-bearing deposits, from Ps 89,811.2 billion for the nine-month period ended September 30, 2018 to Ps 99,435.6 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 248.8 billion increase in interest expense. This increase was offset in part by a 3 basis points decrease in the average cost of deposits, from 3.48% for the nine-month period ended September 30, 2018 to 3.45% for the nine-month period ended September 30, 2019, which led to a Ps 19.8 billion decrease in interest expense.

The following table shows the impacts on interest expense derived from changes in the average balance and the average rate paid per type of funding.

	Average balance for the nine-month period ended September 30,		Change, 2019 vs. 2018		Average rate paid for the nine-month period ended September 30,		Impact on interest expense due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	21,134.7	18,318.2	2,816.5	15.4	1.9%	1.8%	(40.8)	(20.3)	(61.1)
Savings accounts	31,350.5	29,611.1	1,739.3	5.9	2.2%	2.4%	(29.0)	47.8	18.8
Time deposits	46,950.4	41,881.8	5,068.6	12.1	4.9%	5.0%	(188.1)	1.4	(186.7)
Total deposits	99,435.6	89,811.2	9,624.4	10.7	3.4%	3.5%	(248.8)	19.8	(229.0)
Interbank borrowings and overnight funds	2,788.7	2,389.0	399.7	16.7	4.2%	3.1%	(12.5)	(18.5)	(31.0)
Borrowings from banks and others	16,067.9	13,426.1	2,641.8	19.7	4.4%	4.1%	(87.5)	(34.8)	(122.3)
Bonds issued	8,444.5	7,518.1	926.4	12.3	5.6%	5.7%	(39.1)	1.6	(37.5)
Borrowings from development entities	1,939.3	1,691.5	247.8	14.7	4.3%	4.9%	(8.0)	7.0	(1.0)
Other funding	29,240.4	25,024.6	4,215.8	16.8	4.7%	4.5%	(149.7)	(42.1)	(191.8)
Total funding	128,676.0	114,835.8	13,840.2	12.1	3.7%	3.7%	(388.1)	(32.7)	(420.8)

Since Banco de Bogotá’s net interest income increased by 9.8%, or Ps 491.2 billion to Ps 5,524.8 billion for the nine-month period ended September 30, 2019 and its average total interest-earning assets11 increased by 9.0%, or Ps 10,561.2 billion, to Ps 127,829.0 billion for the nine-month period ended September 30, 2019, the bank saw a 4 basis points increase in the net interest margin from 5.7% for the nine-month period ended September 30, 2018 to 5.8% for the nine-month period ended September 30, 2019. The spread between the yield earned on loans and leases and the

11 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at fair value through other comprehensive income (“FVOCI”) and at amortized cost (“AC”) rate paid on deposits increased 3 basis points from 6.58% for the nine-month period ended September 30, 2018 to 6.61% for the nine-month period ended September 30, 2019.

Net interest income for Banco de Bogotá’s Colombian operations:

Total interest income for Banco de Bogotá’s Colombian operations increased by 4.3% or Ps 186.2 billion to Ps 4,536.1 billion for the nine-month period ended September 30, 2019, driven by an increase of Ps 173.7 billion in interest income from total loans and leases (driven by a 2.3% or Ps 94.6 billion increase in income from loans and leases and a Ps 79.1 billion increase in income from interbank and overnight funds), and a Ps 12.5 billion increase in interest on investments in debt securities.

The 2.3% or Ps 94.6 billion increase in interest income from loans and leases for Banco de Bogotá’s Colombian operations was driven by a 3.1% or Ps 1,741.4 billion increase in the average balance of loans and leases from Ps 56,348.2 billion for the nine-month period ended September 30, 2018 to Ps 58,089.6 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 124.4 billion increase in interest income and was partially compensated by a 7 basis points decrease in the average yield on loans and leases from 9.6% for the nine-month period ended September 30, 2018 to 9.5% for the nine-month period ended September 30, 2019, which resulted in a Ps 29.8 billion decrease in interest income. The decrease in the average yield was mainly driven by (i) a lower average interest rates as the average Central Bank rate from 4.39% for the nine-month period ended September 30, 2018 to 4.25% for the nine-month period ended September 30, 2019; and (ii) a more competitive landscape in Colombia triggered by a stronger economy and a recovery in the credit cycle seen in 2019, which was offset in part by a change in mix as 88.0% of the increase in the average balance of loans and leases was on consumer and mortgage loans which have a higher interest rate.

The following table shows the impacts on interest income from loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the
	nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Impact on interest income due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	41,980.8	41,775.8	205.0	0.5	7.5%	7.6%	11.5	(53.3)	(41.9)
Consumer loans and leases	11,990.0	11,012.5	977.5	8.9	16.3%	16.5%	119.3	(15.3)	104.0
Mortgage loans and leases	3,709.7	3,154.7	555.0	17.6	9.2%	9.5%	38.3	(6.7)	31.7
Microcredit loans and leases	409.1	405.2	3.9	1.0	25.7%	25.6%	0.7	0.1	0.8
Loans and leases	58,089.6	56,348.2	1,741.4	3.1	9.5%	9.6%	124.4	(29.8)	94.6

The Ps 79.1 billion increase in income from interbank and overnight funds for Banco de Bogotá’s Colombian operations for the nine-month period ended September 30, 2019 was explained by a 499 basis points increase in the average yield from 9.4% for the nine-month period ended September 30, 2018 to 14.4% for the nine-month period ended September 30, 2019 that led to a Ps 51.3 billion increase in interest income and a 18.8% or Ps 257.3 billion increase in the average balance of these funds resulting in a Ps 27.8 billion increase in interest income.

Interest income on investments in debt securities for Banco de Bogotá’s Colombian operations increased by 6.3% or Ps 12.5 billion. This increase is explained by an increase in the average balance of investment securities from Ps 6,229.8 billion for the nine-month period ended September 30, 2018 to Ps 6,440.8 billion for the nine-month period ended September 30, 2019, which led to a Ps 6.9 billion increase in interest income. Also contributing to the increase was a 12 basis points increase in the average yield on investments from 4.2% for the nine-month period ended September 30, 2018 to 4.3% for the nine-month period ended September 30, 2019, which resulted in a Ps 5.6 billion increase in interest income.

Total interest expense for Banco de Bogotá’s Colombian operations increased 9.3% or Ps 171.2 billion, mainly driven by an increase in the average balance of total interest-bearing liabilities of 9.2% or Ps 5,703.4 billion to Ps 67,840.4 billion that led a Ps 169.3 billion increase in interest expense. A slight increase in the average cost of funding from 3.95% for the nine-month period ended September 30, 2018 to 3.96% for the nine-month period ended September 30, 2019, resulted in a Ps 1.9 billion increase in interest expense.

Interest expense on interest-bearing deposits increased by 2.6% or Ps 36.4 billion to Ps 1,418.6 billion for the nine-month period ended September 30, 2019, mainly driven by an increase in the average balance of interest-bearing deposits of 4.8% or Ps 2,308.0 billion, from Ps 48,521.1 billion for the nine-month period ended September 30, 2018 to Ps 50,829.1 billion for the nine-month period ended September 30, 2019, leading to a Ps 64.4 billion increase in interest expense. Partially offsetting this increase was an 8 basis points decrease in the average cost of deposits, from 3.8%, for the nine-month period ended September 30, 2018 to 3.7% for the nine-month period ended September 30, 2019, which resulted in a Ps 28.1 billion decrease in interest expense.

The following table shows the impacts on interest expense derived from changes in the average balance and the average rate paid per type of funding.

	Average balance for the nine-month period ended September 30,		Change, 2019 vs. 2018		Average rate paid for the nine-month period ended September 30,		Impact on interest expense due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	6,946.3	6,282.7	663.6	10.6	4.0%	3.5%	(19.8)	(22.1)	(41.9)
Savings accounts	21,261.7	21,085.3	176.4	0.8	2.6%	2.9%	(3.5)	39.6	36.1
Time deposits	22,621.2	21,153.2	1,468.0	6.9	4.7%	4.8%	(51.4)	20.8	(30.5)
Total deposits	50,829.1	48,521.1	2,308.0	4.8	3.7%	3.8%	(64.4)	28.1	(36.4)
Interbank borrowings and overnight funds	1,814.8	1,523.2	291.6	19.1	5.9%	4.5%	(12.9)	(16.4)	(29.4)
Borrowings from banks and others	5,882.4	3,831.7	2,050.7	53.5	3.3%	2.5%	(50.3)	(21.6)	(71.9)
Bonds issued	7,374.7	6,569.5	805.2	12.3	5.6%	5.6%	(33.6)	0.9	(32.7)
Borrowings from development entities	1,939.3	1,691.5	247.8	14.7	4.3%	4.9%	(8.0)	7.0	(1.0)
Other funding	17,011.2	13,615.9	3,395.4	24.9	4.7%	4.5%	(118.8)	(16.1)	(134.9)
Total funding	67,840.4	62,137.0	5,703.4	9.2	4.0%	4.0%	(169.3)	(1.9)	(171.2)

Average total interest-earning assets for Banco de Bogotá’s Colombian operations increased by 3.5%, or Ps 2,209.6 billion, to Ps 66,159.1 billion for the nine-month period ended September 30, 2019 while net interest income increased by 0.6% or Ps 15.0 billion to Ps 2,522.5 billion. The above resulted in a 14 basis points decrease in net interest margin from 5.2% for the nine-month period ended September 30, 2018 to 5.1% for the nine-month period ended September 30, 2019. The spread between the yield earned on loans and leases and the rate paid on deposits remained basically unchanged at 5.8% for both the for the nine-month periods ended September 30, 2018 and 2019.

Net interest income for Banco de Bogotá’s Central American operations:

Total interest income for the Central American operations increased by 18.7% or Ps 725.8 billion, driven by an increase of Ps 629.3 billion in interest income from total loans and leases (driven by a Ps 592.6 billion increase in income from loans and leases and Ps 36.6 billion increase in income from interbank and overnight funds), and a Ps 96.5 billion increase in interest on investment securities.

The 592.6 billion or 16.2% increase in interest income from loans and leases for Banco de Bogotá’s Central American operations was mainly explained by a 16.0%, or Ps 7,331.9 billion increase in the average balance of loans and leases, which resulted in a Ps 585.0 billion increase in interest income. Also contributing to this increase was a 2 basis points increase in the average yield on loans and leases from 10.62% to 10.64% for the nine-month periods ended September 30, 2018 and 2019, respectively, which led to a Ps 7.6 billion increase in interest income.

The following table shows the impacts on interest income from loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the
	nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Impact on interest income due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)

Commercial loans and leases	22,679.2	19,301.6	3,377.6	17.5	7.1%	6.7%	180.3	64.4	244.7
Consumer loans and leases	19,658.5	17,165.5	2,493.0	14.5	16.3%	16.6%	305.0	(39.6)	265.4
Mortgage loans and leases	10,803.3	9,342.0	1,461.3	15.6	7.7%	7.7%	84.4	(1.9)	82.5
Microcredit loans and leases	—	—	—	—	0.0%	0.0%	—	—	—
Loans and leases	53,141.1	45,809.1	7,331.9	16.0	10.6%	10.6%	585.0	7.6	592.6

The Ps 36.6 billion increase in income from interbank and overnight funds for Banco de Bogotá’s Central American operations for the nine-month period ended September 30, 2019 was explained by a 349 basis points increase in the average yield from 4.5% for the nine-month period ended September 30, 2018 to 7.9% for the nine-month period ended September 30, 2019 that led to a Ps 63.9 billion increase in interest income. Partially offsetting this increase was, an 18.7% or Ps 457.2 billion decrease in the average balance of these funds resulting in a Ps 27.2 billion decrease in interest income.

Interest income from investments in debt securities for Banco de Bogotá’s Central American operations increased by 67.7%, or Ps 96.5 billion, to Ps 239.0 billion for the nine-month period ended September 30, 2019, driven by a 29.1% or Ps 1,476.9 billion increase in average balance of investment in debt securities from Ps 5,067.1 billion for the nine-month period ended September 30, 2018 to Ps 6,534.9 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 53.9 billion increase in interest income. Additionally, a 112 basis points increase in the average yield, from 3.8% for the nine-month period ended September 30, 2018 to 4.9% for the nine-month period ended September 30,2019, led to a Ps 42.5 billion increase in interest income.

Total interest expense for Banco de Bogotá’s Central American operations increased by 18.6%, or Ps 249.6 billion, explained by a 15.4% or Ps 8,136.9 billion increase in the average balance of total interest-bearing liabilities that resulted in a Ps 213.3 billion increase in interest expense. Also contributing to the increase in interest expense was a 9 basis points increase in the average cost of funding from 3.4% to 3.5% that led to a Ps 36.3 billion increase in interest expense. Interest expense on interest-bearing deposits increased by 20.1% or Ps 192.7 billion to Ps 1,151.6 billion for the nine-month period ended September 30, 2019, mainly driven by a 17.7% or Ps 7,316.4 billion increase in the average balance of interest-bearing deposits, from Ps 41,290.0 billion for the nine-month period ended September 30, 2018 to Ps 48,606.5 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 173.3 billion increase in interest expense. In addition, the average cost of deposits increased by 6 basis points from 3.1% for the nine-month period ended September 30, 2018 to 3.2% for the nine-month period ended September 30, 2019, leading to a Ps 19.3 billion increase in interest expense.

The following table shows the impacts on interest expense derived from changes in the average balance and the average rate paid per type of funding.

	Average balance for the nine-month period ended September 30,		Change, 2019 vs. 2018		Average rate paid for the nine-month period ended September 30,		Impact on interest expense due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	14,188.4	12,035.6	2,152.9	17.9	0.9%	0.9%	(14.9)	(4.3)	(19.2)
Savings accounts	10,088.8	8,525.8	1,563.0	18.3	1.4%	1.3%	(15.9)	(1.4)	(17.3)
Time deposits	24,329.2	20,728.6	3,600.6	17.4	5.2%	5.1%	(140.7)	(15.5)	(156.2)
Total deposits	48,606.5	41,290.0	7,316.4	17.7	3.2%	3.1%	(173.3)	(19.3)	(192.7)
Interbank borrowings and overnight funds Borrowings from banks and others	973.9	865.8	108.1	12.5	0.9%	0.7%	(0.7)	(0.9)	(1.7)
Borrowings from banks and others	10,185.5	9,594.4	591.1	6.2	5.1%	4.7%	(22.5)	(27.9)	(50.5)
Bonds issued	1,069.8	948.6	121.2	12.8	6.1%	6.2%	(5.5)	0.7	(4.8)
Borrowings from development entities	—	—	—	—	0.0%	0.0%	—	—	—
Other funding	12,229.2	11,408.8	820.4	7.2	4.8%	4.5%	(29.7)	(27.2)	(56.9)
Total funding	60,835.7	52,698.8	8,136.9	15.4	3.5%	3.4%	(213.3)	(36.3)	(249.6)

Average total interest-earning assets for Banco de Bogotá’s Central American operations increased by 15.7%, or Ps 8,351.6 billion, to Ps 61,669.9 billion for the nine-month period ended September 30, 2019, while net interest income grew by 18.8% or Ps 476.2 billion to Ps 3,002.3 billion. The above resulted in 17 basis points increase in net interest margin from 6.3% for the nine-month period ended September 30, 2018 to 6.5% for the nine-month period ended September 30, 2019. The spread between the yield earned on loans and leases and the rate paid on deposits, on the other hand, decreased 4 basis points from 7.52% for the nine-month period ended September 30, 2018 to 7.48% for the nine-month period ended September 30, 2019. This contraction in the spread was driven by competitive dynamics in some of the bank’s Central American operations.

Net impairment loss on financial assets

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	Total Income/ Expense	Total Income/ Expense
	(in Ps billions)
Impairment (loss) recoveries on financial assets:
Impairment loss on loan and other accounts receivable, net	(2,120.0)	(1,703.8)	(416.3)	24.4
Impairment loss on other financial assets, net	(7.4)	(19.4)	12.0	(61.8)
Recovery of charged-off assets	112.2	91.5	20.8	22.7
Net impairment loss on financial assets	(2,015.2)	(1,631.7)	(383.5)	23.5

	For the nine-month period ended September 30,				Change, 2019 vs. 2018
	2019		2018		Loans at least 91 days past due	Delinquency Ratio
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios	3,534.5	3.0%	2,964.6	2.9%	569.8	0.2
Colombian Operations	2,553.4	4.3%	2,321.1	4.1%	232.4	0.1
Commercial loans	1,947.9	4.5%	1,710.6	4.1%	237.3	0.4
Consumer loans	447.2	3.6%	476.8	4.2%	(29.7)	(0.6)
Mortgage loans	104.9	2.7%	87.1	2.6%	17.8	0.1
Microcredit loans	53.5	13.1%	46.5	11.3%	7.0	1.8
Central American Operations	981.0	1.7%	643.6	1.4%	337.5	0.4
Commercial loans	251.7	1.0%	146.9	0.7%	104.8	0.3
Consumer loans	441.9	2.1%	336.6	1.9%	105.3	0.2
Mortgage loans	287.5	2.5%	160.1	1.7%	127.5	0.8
Microcredit loans	—	NA	—	NA	—	NA

(1)	Calculated as 91 days past due loans divided by total gross loans and leases (excluding interbank and overnight funds)

Net impairment loss on financial assets for Banco de Bogotá increased by 23.5% or Ps 383.5 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018 (a Ps 238.3 billion increase in the Colombian operations and a Ps 145.2 billion increase in the Central American operation), driven primarily by a 24.4% or Ps 416.3 billion increase in impairment loss on loans and other accounts receivables, net, partially compensated by a Ps 20.8 increase in recoveries of charged-off assets and a Ps 12.0 billion decrease in impairment loss on other financial assets.

Banco de Bogotá’s cost of risk12 increased 32 basis points from 2.2% for the nine-month period ended September 30, 2018 to 2.5% for the nine-month period ended September 30, 2019. The cost of risk net of recoveries of charged-off assets13 increased 30 basis points from 2.1% for the nine-month period ended September 30, 2018 to 2.4% for the nine-month period ended September 30, 2019. Cost of risk for Banco de Bogotá’s Colombian operations increased from 2.2% to 2.7% for the nine-month periods ended September 30, 2018 and 2019, respectively and cost of risk net of recoveries of charged-off assets increased from 2.0% in 2018 to 2.5% for the nine-month periods ended September 30, 2018 and 2019, respectively, while the both the cost of risk and the cost of risk net of recoveries of charged-off assets for Banco de Bogotá’s Central American operations increased from 2.2% to 2.3% for the nine-month periods ended September 30, 2018 and 2019, respectively. Explanations for the variation in cost of risk for both operations are detailed below.

Charge-offs for Banco de Bogotá increased by 43.3% or Ps 567.7 billion to Ps 1,879.2 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, and its ratio of charge-offs to average balance of loans and leases (excluding interbank and overnight funds) ratio increased from 1.7% for the nine-month period ended September 30, 2018 to 2.3% for the nine-month period ended September 30, 2019.

The recovery of charged-off assets increased by 22.7% or Ps 20.8 billion, driven by an increase of Ps 20.8 billion in the recoveries of Banco de Bogotá’s Colombian operations. The Ps 20.8 billion increase in Banco de Bogotá’s Colombian operations was driven by Ps 16.9 billion increase in the recovery of charged-off assets from the consumer loan portfolio and a Ps 4.0 billion increase in the recovery of charged-off assets from the commercial loan portfolio.

Banco de Bogotá’s coverage ratio for loans 91 days past due was 160.9% as of September 30, 2019, with a ratio of 152.5% for its Colombian operations and 182.8% for its Central American operations. These ratios compare to 155.3%, 138.8% and 215.1% for the consolidated, Colombian and Central American operations as of September 30, 2018, respectively.

Net impairment loss on financial assets for Banco de Bogotá’s Colombian operations:

Net impairment losses for Banco de Bogotá’s Colombian operations increased by 28.4% or Ps 238.3 billion from Ps 839.1 billion for the nine-month period ended September 30, 2018 to Ps 1,077.5 billion for the nine-month period ended September 30, 2019, mainly explained by a 27.4% or Ps 255.8 billion increase in impairment losses on loans and other accounts receivable (driven by a Ps 263.2 billion increase in impairment loss on commercial loans offset in part by a Ps 20.7 billion decrease in impairment loss on consumer loans), and a Ps 20.8 billion increase in recoveries of charged-off assets.

The increase in impairment loss on commercial loans was mainly driven by (i) an increase in impairment of Concesionaria Ruta del Sol, as the coverage ratio on this loan increased from 44.8% as of January 31, 2019 (after the second partial payment made by the Colombian government on January 10, 2019) to 86.2% as of September 30, 2019. There was no change in coverage for this loan between December 31, 2017 and September 30, 2018; and (ii) an increase in the delinquency ratio of commercial loans from 4.1% as of September 30, 2018 to 4.5% as of September 30, 2019.

The decrease in impairment loss on consumer loans of Ps 20.7 billion was mainly driven by an improvement on the delinquency ratio from 4.2% as of September 30, 2018 to 3.6% as of September 30, 2019.

The cost of risk for Banco de Bogotá’s Colombian operations increased by 52 basis points from 2.2% for the nine-month period ended September 30, 2018 to 2.7% for the nine-month period ended September 30, 2019. The cost of risk net of recoveries of charged-off assets increased by 48 basis points from 2.0% for the nine-month period ended September 30, 2018 to 2.5% for the nine-month period ended September 30, 2019.

12 Measured as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds)

13 Measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds)

Net impairment loss on financial assets for Banco de Bogotá’s Central American operations:

The Ps 145.2 billion increase in net impairment losses on financial assets resulting from the bank’s Central American operations is mainly explained by a Ps 160.4 billion increase in impairment loss on loans and other accounts receivable from Ps 771.6 billion for the nine-month period ended September 30, 2018 to Ps 932.0 billion for the nine-month period ended September 30, 2019, and by a Ps 15.2 billion decrease in impairment loss on other financial assets.

The increase in impairment loss on loans and other accounts receivable, net of Ps 160.4 billion was driven by (i) a Ps 71.1 billion or 10.8% increase in impairment loss on consumer loans and leases driven by the depreciation of the Colombian peso, (ii) a Ps 42.8 billion increase in impairment loss on mortgage loans and leases mainly driven by Costa Rica and Panamá and by the depreciation of the Colombian peso, and (iii) a Ps 42.7 billion increase in impairment loss on commercial loans and leases mainly driven by Nicaragua and by the depreciation of the Colombian peso.

The cost of risk for Banco de Bogotá’s Central American operations was 2.2% for the nine-month period ended September 30, 2018 and 2.3% for the nine-month period ended September 30, 2019.

The decrease in impairment loss on other financial assets was mainly due to a change in presentation for comparative purposes for impairment losses on other assets, which until September 2018 were classified as impairment loss on other financial assets and starting in December 2018, are classified as impairment loss on other assets in other expenses. Impairment losses on other financial assets for the nine-month period ended September 30, 2018 include Ps 17.6 billion of impairment losses on other assets.

Net income from commissions and fees

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	2,556.1	2,284.4	271.7	11.9
Bonded warehouse services	73.2	71.9	1.3	1.9
Trust and portfolio management activities	134.6	122.1	12.5	10.2
Pension and severance fund management	834.6	731.3	103.3	14.1
Income from commission and fees	3,598.5	3,209.7	388.8	12.1
Expenses from commissions and fees	(283.9)	(269.4)	(14.5)	5.4
Net income from commissions and fees	3,314.6	2,940.3	374.4	12.7

Net income from commissions and fees for Banco de Bogotá increased by 12.7% or Ps 374.4 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, with Ps 236.2 billion resulting from Banco de Bogotá’s Central American operations and Ps 138.2 billion resulting from Banco de Bogotá’s Colombian operations.

The Ps 138.2 billion or 9.8% increase resulting from Banco de Bogotá’s Colombian operations was mainly driven by (i) a Ps 97.0 billion or 13.7% increase in fees from pension and severance fund management (since the bank consolidates Porvenir); (ii) a Ps 23.3 billion or 3.2% increase in commissions from banking fees; (iii) a Ps 12.5 billion or 10.2% increase in fees from trust and portfolio management activities; (iv) a Ps 4.1 billion or 1.9% decrease in expenses from commissions and fees; and (v) a Ps 1.3 billion or 1.9% increase in fees from bonded warehouse services.

The increase in fees from pension and severance fund management was primarily driven by a Ps 76.8 billion, or 15.0%, increase in fee income from the administration of mandatory pension funds from Ps 513.5 billion for the nine-month period ended September 30, 2018 to Ps 590.3 billion for the nine-month period ended September 30, 2019. Such results are explained by (i) an increase of 0.7 million in the number of clients from 8.8 million as of September 30, 2018 to 9.4 million as of September 30, 2019 and (ii) higher commissions charged on non-contributing clients due to a higher return on assets under management, as commissions for non-contributing clients are charged to the returns of the managed portfolio.

Fee income from severance fund management increased by Ps 11.5 billion, or 9.0%, from Ps 128.2 billion for the nine-month period ended September 30, 2018 to Ps 139.6 billion for the nine-month period ended September 30, 2019. This increase was mainly due to an increase of 0.2 million in the number of severance funds clients from 4.3 million as of September 30, 2018 to 4.5 million as of September 30, 2019.

Revenues received from the administration of voluntary pension funds increased by Ps 2.5 billion or 4.1%, from Ps 61.6 billion for the nine-month period ended September 30, 2018 to Ps 64.1 billion for the nine-month period ended September 30, 2019. This increase was mainly due to an increase in the balance of managed funds from Ps 4.0 trillion as of September 30, 2018 to Ps 4.3 trillion as of September 30, 2019.

Revenues received from the administration of third-party liability pension funds increased by Ps 6.2 billion or 119.2% from Ps 5.2 billion for the nine-month period ended September 30, 2018 to Ps 11.5 billion for the nine-month period ended September 30, 2019. This increase was explained by (i) an increase in the balance of managed funds from Ps 20.0 trillion as of September 30, 2018 to Ps 21.9 trillion as of September 30, 2019; and (ii) higher commissions charged due to a higher return on assets under management as commissions are charged to the returns of the managed portfolio.

The increase in in commissions from banking fees of Ps 23.3 billion from Banco de Bogotá’s Colombian operations, was due to a Ps 14.8 billion increase in banking fees, a Ps 12.2 billion increase in credit card fees and a Ps 2.3 billion increase in checking fees, offset in part by a Ps 6.1 billion decrease in branch network fees.

The Ps 236.2 billion or 15.5% increase in net commission and fee income from Banco de Bogotá’s Central American operations, was mainly driven by a Ps 160.7 billion increase in banking fees and a Ps 87.7 billion increase in credit card fees, partially offset by a Ps 18.5 billion increase in commissions and fee expenses.

Gross profit (loss) from sales of goods and services

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services:
Income from sales of goods and services	84.9	95.3	(10.4)	(11.0)
Costs and expenses from sales of goods and services	(171.5)	(192.2)	20.7	(10.7)
Gross profit (loss) from sales of goods and services	(86.6)	(96.9)	10.2	(10.5)

Gross profit (loss) from sales of goods and services improved by Ps 10.2 billion for the nine-month period ended September 30, 2019 from a loss of Ps 96.9 billion for the nine-month period ended September 30, 2018 to a loss of Ps 86.6 billion for the nine-month period ended September 30, 2019. Income from sales of goods and services decrease Ps 10.4 billion from Ps 95.3 billion for the nine-month period ended September 30, 2018 to Ps 84.9 billion for the nine-month period ended September 30, 2019.

Costs and expenses from sales of goods and services showed a Ps 20.7 billion decrease from Ps 192.2 billion for the nine-month period ended September 30, 2018 to Ps 171.5 billion for the nine-month period ended September 30, 2019.

The loss from sales of goods and services is normal as the subsidiary’s results included here offer services to Banco de Bogotá and its subsidiaries, and thus have their income eliminated in the consolidation process.

Net trading income

For the nine-month period ended September 30, 2019, Banco de Bogotá’s net trading income14 was Ps 666.5 billion, Ps 534.3 billion higher than the Ps 132.2 billion for the nine-month period ended September 30, 2018.

14 Includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from fair value valuation, in each case from equity and fixed income investment securities held for trading at fair value through profit or loss (“FVTPL”), and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting

Colombian operations accounted for Ps 521.6 billion of the increase in net trading income, and Banco de Bogotá’s Central American operations contributed with Ps 12.8 billion of the increase in net trading income. The Ps 534.3 billion increase in net trading income was driven by a Ps 280.4 billion increase in net trading income from investment securities held for trading through profit or loss and by a Ps 254.0 billion increase in net trading income from derivatives (which should be analyzed in conjunction with the foreign exchange gains (losses), net under other income).

Total income from valuation on trading and hedging derivatives increased Ps 254.0 billion from Ps 98.4 billion for the nine-month period ended September 30, 2018 to Ps 352.4 billion for the nine-month period ended September 30, 2019, driven by the fluctuation of the Colombian peso during 2019.

The Ps 280.4 billion increase in net trading income from investment securities held for trading through profit or loss, for Banco de Bogotá, was mainly driven by an increase in the return from 1.9% for the nine-month period ended September 30, 2018 to 13.4% for the nine-month period ended September 30, 2019, resulting in a Ps 205.2 billion increase in income. The average balance of Banco de Bogotá’s fixed income and equity investments held for trading through profit or loss increased by 31.5%, or Ps 749.7 billion, to Ps 3,129.7 billion, and resulted in a Ps 75.3 billion increase in income. The increase in the return of this portfolio was mainly driven by higher returns on Porvenir’ s equity and fixed income securities related to its stabilization reserve (See note 8.2 of Grupo Aval’s 2018 20F).

For the Colombian operations, net trading income from investment securities held for trading through profit or loss increased by Ps 222.1 billion to Ps 267.9 billion for the nine-month period ended September 30, 2019. This increase was mainly explained by an increase in the average return from 2.7% for the nine-month period ended September 30, 2018 to 12.0% for the nine-month period ended September 30, 2019, mainly driven by the performance of the trading portfolio in Porvenir in line with market conditions, that led to a Ps 156.6 billion increase in income. The average balance of the Colombian operations’ fixed income and equity investments held for trading through profit or loss increased 32.4%, or Ps 725.7 billion, to Ps 2,968.2 billion, resulting in a Ps 65.5 billion increase in income.

For the Central American operation net trading income from investment securities held for trading through profit or loss increased Ps 58.3 billion from a net loss of Ps 12.0 billion for the nine-month period ended September 30, 2018 to a net gain of Ps 46.3 billion for the nine-month period ended September 30, 2019. The increase was mainly explained by an increase in the return, leading to a Ps 51.4 billion increase in income. The average balance of fixed income and equity investments held for trading through profit or loss increased 17.4% or Ps 24.0 billion to Ps 161.5 billion for the nine-month period ended September 30, 2019, resulting in a Ps 6.9 billion increase in income.

Total income from investment securities

Banco de Bogotá’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco de Bogotá manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Banco de Bogotá (comprised of interest income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 763.1 billion for the nine-month period ended September 30, 2019, Ps 389.4 billion higher than the Ps 373.7 billion for the nine-month period ended September 30, 2018. This was primarily driven by an increase of 267 basis points in the average return on total investment securities from 3.6% for the nine-month period ended September 30, 2018 to 6.3% for the nine-month period ended September 30, 2019, generating a Ps 274.0 billion increase in interest income. The average balance of total investment securities increased from Ps 13,676.8 billion for the nine-month period ended September 30, 2018 to Ps 16,114.4 billion for the nine-month period ended September 30, 2019, resulting in a Ps 115.4 billion increase in interest income.

Total income from investment securities for Banco de Bogotá’s Colombian operations:

Total income from investment securities for Banco de Bogotá’s Colombian operations was Ps 477.8 billion for the nine-month period ended September 30, 2019, Ps 234.6 billion higher than the Ps 243.1 billion for the same period of 2018. This was primarily driven by an increase of 294 basis points in the average return on total investment securities from 3.8% for the nine-month period ended September 30, 2018 to 6.8% for the nine-month period ended September 30, 2019, generating a Ps 187.1 billion increase in interest income. The average balance of total investment securities increased from Ps 8,472.2 billion for the nine-month period ended September 30, 2018 to Ps 9,409.0 billion for the nine-month period ended September 30, 2019, resulting in a Ps 47.6 billion increase in interest income.

Total income from investment securities for Banco de Bogotá’s Central American operations:

Total income from investment securities for Banco de Bogotá’s Central American operations was Ps 285.3 billion for the nine-month period ended September 30, 2019, Ps 154.8 billion higher than the Ps 130.6 billion for the same period of 2018. This was primarily driven by an increase of 233 basis points in the average return on total investment securities from 3.3% for the nine-month period ended September 30, 2018 to 5.7% for the nine-month period ended September 30, 2019, generating a Ps 90.9 billion increase in interest income. Furthermore, the average balance of total investment securities increased Ps 1,500.8 billion or 28.8% from Ps 5,204.6 billion for the nine-month period ended September 30, 2018 to Ps 6,705.4 billion for the nine-month period ended September 30, 2019, resulting in a Ps 63.9 billion increase in interest income.

Other income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(60.4)	365.3	(425.7)	(116.5)
Net gain on sales of debt and equity securities	123.4	24.7	98.7	399.7
Gain on the sale of non-current assets held for sale	16.8	14.3	2.6	18.1
Share of profit of equity accounted investees, net of tax (Equity method)	398.4	331.2	67.2	20.3
Dividend income	8.6	16.5	(7.9)	(47.8)
Net gain on asset valuation	(1.1)	1.2	(2.3)	(196.6)
Other	238.5	256.0	(17.6)	(6.9)
Total other income	724.2	1,009.2	(284.9)	(28.2)

Total other income for Banco de Bogotá decreased by Ps 284.9 billion to Ps 724.2 billion for the nine-month period ended September 30, 2019, with Ps 255.5 billion resulting from Banco de Bogotá’s Colombian operations and Ps 29.4 billion from Banco de Bogotá’s Central American operations.

The Ps 255.5 billion decrease from Banco de Bogotá’s Colombian operations was mainly driven by a Ps 324.3 billion decrease in foreign exchange gains, net (which should be analyzed in conjunction with net trading income from derivatives under net trading income) associated to the fluctuation of the Colombian peso and a Ps 63.1 billion decrease in other income associated to a Ps 123.4 billion gain from the dilution resulting from Corficolombiana’s capitalization process in August 2018 that was registered during the nine-month period ended September 30, 2019 and that was partially offset by Ps 41.1 billion recovery from expenses associated to employee benefit plans and a Ps 5.5 billion increase in gains on sales of loans and leases. These decreases were partially offset by (i) a Ps 72.5 billion increase in net gain on sales of debt and equity securities due to the realization of gains on fixed income investments; and (ii) a Ps 67.2 billion increase in equity method related to an increase in Corficolombiana’s net income derived from strong results in their non-financial subsidiaries (for further detail see Corficolombiana’s MD&A).

The Ps 29.4 billion increase from Banco de Bogotá’s Central American operations was mainly driven by a Ps 101.4 billion decrease in foreign exchange gains (losses), net associated to the fluctuation of the Costa Rican Colón, offset by a Ps 26.2 billion increase in net gain on sales of debt and equity securities and a Ps 45.5 billion increase in other income mainly from Guatemala and Costa Rica.

Other expenses

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(3.2)	(2.3)	(0.9)	41.0
Personnel expenses	(2,054.9)	(1,876.8)	(178.1)	9.5
Salaries and employee benefits	(1,911.2)	(1,738.3)	(172.9)	9.9
Bonus plan payments	(91.8)	(96.3)	4.5	(4.7)
Labor severances	(51.8)	(42.1)	(9.7)	23.1
Administrative and other expenses	(2,399.8)	(2,241.1)	(158.7)	7.1
Depreciation and amortization	(468.1)	(268.2)	(199.9)	74.5
Impairment loss on other assets	(4.4)	—	(4.4)	—
Other expenses	(75.3)	(61.8)	(13.5)	21.8
Charitable and other donation expenses	(4.5)	(4.8)	0.3	(6.5)
Other	(70.8)	(57.0)	(13.8)	24.2
Total other expenses	(5,005.6)	(4,450.1)	(555.5)	12.5

Total other expenses for Banco de Bogotá increased by Ps 555.5 billion, or 12.5%, for the nine-month period ended September 30, 2019 as compared to the same period of 2018. This increase was driven by a Ps 199.9 billion increase in depreciations and amortizations, a Ps 178.1 billion increase in personnel expenses, a Ps 158.7 billion increase in administrative and other expenses and a Ps 13.5 billion increase in other expenses.

The increase in depreciations and amortizations was mainly due to the adoption of IFRS16 in 2019, which changed the accounting methodology of leases. As a result, some of our rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense, expenses associated to rights-of-use under depreciation and amortization for the nine-month period ended September 30, 2019 was Ps 153.8 billion (for further information on the adoption of IFRS 16 see Note 2 to our unaudited condensed consolidated interim financial statements).

The Ps 178.1 billion increase in personnel expenses for Banco de Bogotá was mainly driven by a 9.9% or Ps 172.9 billion increase in salaries and employee benefits.

The increase in administrative expenses of Ps 158.7 billion was mainly explained by a Ps 78.5 billion increase in contributions and affiliations, a Ps 78.4 billion increase in service expenses, a Ps 60.2 billion increase in taxes and surcharges, a Ps 35.3 billion increase in maintenance and adequation expenses and a Ps 34.8 billion increase in fees, which include consulting and legal fees among others. These increases were offset in part by a Ps 132.5 billion decrease in rent expenses associated to the adoption of IFRS 16 in 2019.

Banco de Bogotá’s efficiency ratio15 remained basically unchanged at 49.3% for both the nine-month periods ended September 30, 2018 and 2019. The ratio of total other expenses as a percentage of average assets remained basically unchanged at 4.0% for both the nine-month periods ended September 30, 2018 and 2019.

Of the Ps 555.5 billion increase in total other expenses for Banco de Bogotá, Ps 449.4 billion was driven by the Central American operations and Ps 106.1 billion by the Colombian operations.

Other expenses for Banco de Bogotá’s Colombian operations:

The Ps 106.1 billion or 5.2% increase in total other expenses resulting from Colombian operations was mainly driven by a Ps 71.2 billion increase depreciation and amortization, a Ps 21.6 billion increase in personnel expenses, a Ps 7.9 billion increase in administrative and other expenses and a Ps 3.0 billion increase in other expenses.

15 Calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

The Ps 71.2 billion increase in depreciation and amortization was associated to the aforementioned adoption of IFRS 16, expenses associated to rights-of-use under depreciation and amortization for the nine-month period ended September 30, 2019 were Ps 66.5 billion.

The increase in personnel expenses for Banco de Bogotá’s Colombian operation was driven by a 2.4% or Ps 16.8 billion increase in salaries and employee benefits, a Ps 2.8 billion increase in bonus plan payments and a Ps 1.9 billion increase in labor severances. The 2.4% increase in salaries and employee benefits compares very favorably to the 2018 3.18% inflation rate.

The increase in administrative expenses was driven by (i) a Ps 26.9 billion increase in taxes and surcharges (Ps 14.6 billion in VAT, Ps 3.8 billion in taxes to financial transactions, Ps 3.2 billion in industry and commerce and Ps 6.6 billion in other taxes); (ii) a Ps 22.3 billion increase in other, (iii) a Ps 10.3 billion increase in fees (which include consulting and legal fees among others); (iv) a Ps 7.1 billion increase in contributions and affiliations; and (v) a Ps 5.7 billion increase in maintenance and repairs expenses. These increases were offset in part a Ps 61.1 billion decrease in rent expenses associated to the adoption of IFRS 16 in 2019 and a Ps 5.2 billion decrease in transportation expenses.

Banco de Bogotá’s Colombian operations’ efficiency ratio improved 165 basis points from 44.0% for the nine-month period ended September 30, 2018 to 42.4% for the nine-month period ended September 30, 2019 and the ratio of total other expenses as a percentage of average assets improved from 3.5% for the nine-month period ended September 30, 2018 to 3.3% for the nine-month period ended September 30, 2019.

Other expenses for Banco de Bogotá’s Central American operations:

The Ps 449.4 billion increase in total other expenses resulting from Central American operations is mainly explained by a Ps 156.5 billion increase personnel expenses, a Ps 150.8 billion increase in administrative and other expenses, a Ps 128.7 billion increase in depreciations and amortizations and a Ps 10.5 billion increase other expenses.

The increase in personnel expenses for Banco de Bogotá’s Central American operation was mainly driven by a Ps 156.0 billion increase in salaries and employee benefits.

The Ps 150.8 billion increase in administrative and other expenses was mainly driven by (i) a Ps 71.4 billion increase in contributions and affiliations; (ii) a Ps 56.1 billion increase in service expenses; (iii) a Ps 33.3 billion increase in taxes and surcharges; (iv) a Ps 29.6 billion increase in maintenance and adequation expenses, (v) a Ps 24.5 billion increase in fees (which include consulting and legal fees among others); and (vi) a Ps 8.6 billion decrease in transportation expenses. These increases were offset in part a Ps 71.4 billion decrease in rent expenses associated to the adoption of IFRS 16 in 2019.

Banco de Bogotá’s Central American’s operations’ efficiency ratio deteriorated from 54.9% for the nine-month period ended September 30, 2018 to 56.2% for the nine-month period ended September 30, 2019 and the ratio of personnel and administrative and other expenses as a percentage of average assets increased from 4.7% for the nine-month period ended September 30, 2018 to 4.8% for the nine-month period ended September 30, 2019.

Income tax expense

Income tax expense for Banco de Bogotá increased by 2.6%, or Ps 20.9 billion, to Ps 822.3 billion for the nine-month period ended September 30, 2019.

Banco de Bogotá’s effective tax rate16 was 30.3% for the nine-month period ended September 30, 2019 compared to 31.0% for the nine-month period ended September 30, 2018. The effective tax rate for Banco de Bogota’s Colombian operations decreased from 33.1% for the nine-month period ended September 30, 2018 to 32.5% for the nine-month period ended September 30, 2019. The effective tax rate for Banco de Bogota’s Central American operations decreased from 28.4% for the nine-month period ended September 30, 2018 to 27.8% for the nine-month period ended September 30, 2019.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by Ps 108.2 billion, to Ps 256.6 billion for the nine-month period ended September 30, 2019 as compared to the Ps 148.4 billion for the same period of 2018. This increase

16 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income was mainly driven by higher income from Porvenir. The ratio of net income attributable to non-controlling interest to net income was 11.2% for the nine-month period ended September 30, 2019 compared to 7.0% for the nine-month period ended September 30, 2018.

Banco de Occidente

Net income

	For the nine-month period ended September 30,		Change, 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	2,330.6	2,310.4	20.2	0.9
Total interest expenses	(899.7)	(854.6)	(45.1)	5.3
Net interest income	1,430.9	1,455.8	(24.9)	(1.7)
Net impairment loss on financial assets	(528.4)	(541.0)	12.6	(2.3)
Net income from commissions and fees	260.3	251.4	8.9	3.5
Gross profit (loss) from sales of goods and services	(59.0)	(47.2)	(11.8)	25.1
Net trading income	45.3	65.3	(20.0)	(30.6)
Other income	361.1	151.8	209.3	137.9
Other expenses	(972.6)	(982.2)	9.5	(1.0)
Income before income tax expense	537.5	353.9	183.5	51.9
Income tax expense	(60.4)	(11.5)	(48.9)	423.6
Net Income	477.1	342.4	134.7	39.3
Net income attributable to:
Controlling interest	473.3	340.2	133.1	39.1
Non-controlling interest	3.8	2.2	1.6	71.3

Banco de Occidente’s net income attributable to controlling interest increased by 39.1%, or Ps 133.1 billion, to Ps 473.3 billion for the nine-month period ended September 30, 2019 as compared to Ps 340.2 billion for the nine-month period ended September 30, 2018. This increase was mainly driven by a Ps 209.3 billion increase in other income, a Ps 12.6 billion decrease in net impairment loss on financial assets, a Ps 9.5 billion decrease in other expenses and a Ps 8.9 billion increase in net income from commissions and fees. Partially offsetting the above was a Ps 48.9 billion increase in income tax expense, a Ps 24.9 billion decrease in net interest income, a Ps 20.0 billion decrease in net trading income and a Ps 11.8 billion decrease in gross profit (loss) from sales of goods and services.

Net interest income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	1,310.2	1,262.6	47.6	3.8
Consumer loans and leases	752.7	757.7	(5.0)	(0.7)
Mortgage loans and leases	104.7	90.4	14.3	15.9
Interbank and overnight funds	19.4	30.4	(11.0)	(36.2)
Interest on loans and leases	2,187.0	2,141.2	45.9	2.1
Interest on investments in debt securities	143.6	169.2	(25.6)	(15.2)
Total interest income	2,330.6	2,310.4	20.2	0.9
Interest expense:
Checking accounts	(8.2)	(8.2)	(0.0)	0.3
Time deposits	(329.4)	(305.6)	(23.8)	7.8
Savings deposits	(272.0)	(287.8)	15.8	(5.5)
Total interest expense on deposits	(609.7)	(601.7)	(8.0)	1.3
Borrowings from banks and others	(53.5)	(35.3)	(18.2)	51.5
Interbank borrowings and overnight funds	(40.5)	(5.5)	(35.0)	641.1
Bonds issued	(163.2)	(177.3)	14.2	(8.0)
Borrowings from development entities	(32.9)	(34.8)	1.9	(5.4)
Total interest expense	(899.7)	(854.6)	(45.1)	5.3
Net interest income	1,430.9	1,455.8	(24.9)	(1.7)

Banco de Occidente’s net interest income decreased by 1.7%, or Ps 24.9 billion, to Ps 1,430.9 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018. This decrease was driven by a Ps 45.1 billion, or 5.3%, increase in interest expense offset in part by a Ps 20.2 billion or 0.9% increase in total interest income to Ps 2,330.6 billion for the nine-month period ended September 30, 2019.

The increase in total interest income was a result of a 2.1%, or Ps 45.9 billion, increase in interest income on total loans and leases17 to Ps 2,187.0 billion (driven by a Ps 56.9 billion increase in interest income on loans and leases and a Ps 11.0 billion decrease in income from interbank and overnight funds) and a 15.2%, or Ps 25.6 billion, decrease in interest on investments in debt securities to Ps 143.6 billion for the nine-month period ended September 30, 2019.

The Ps 56.9 billion increase in interest income earned on loans and leases was driven by a 7.8%, or Ps 2,110.2 billion, increase in Banco de Occidente’s average loan and lease portfolio from Ps 26,986.0 billion for the nine-month period ended September 30, 2018 to Ps 29,096.2 billion, which resulted in a Ps 157.2 billion increase in interest income. This increase was offset in part by a 50 basis points decrease in the average yield on loans and leases from 10.4% for the nine-month period ended September 30, 2018 to 9.9% for the nine-month period ended September 30, 2019, which resulted in a Ps 100.3 billion decrease in interest income. The decrease in the average rate was driven by (i) a change in mix as 76.9% of the growth in average balance was on commercial loans which have a lower rate than consumer and mortgage loans; (ii) a lower average interest rates as the average Central Bank rate declined from 4.39% for the nine-month period ended September 30, 2018 to 4.25% for the nine-month period ended September 30, 2019; and (iii) a more competitive landscape in Colombia triggered by a stronger economy and the recovery in the credit cycle seen in 2019.

The following table shows the impacts on interest income from loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the		Impact on interest income due to changes in
	nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Balance	Yield	Total
	2019	2018	#	%	2019	2018
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	20,664.2	19,040.5	1,623.7	8.5	8.5%	8.8%	103.0	(55.4)	47.6
Consumer loans and leases	6,960.9	6,711.3	249.6	3.7	14.4%	15.1%	27.0	(32.0)	(5.0)
Mortgage loans and leases	1,471.0	1,234.1	236.9	19.2	9.5%	9.8%	16.9	(2.5)	14.3
Microcredit loans and leases	—	—	—	—	0.0%	0.0%	—	—	—
Loans and leases	29,096.2	26,986.0	2,110.2	7.8	9.9%	10.4%	157.2	(100.3)	56.9

The Ps 25.6 billion decrease to Ps 143.6 billion in interest on investments in debt securities for the nine-month period ended September 30, 2019, is explained by a 12.5%, or Ps 645.7 billion decrease in the average balance of investments in debt securities from Ps 5,176.0 billion to Ps 4,530.3 billion, that resulted in a Ps 20.5 billion decrease in income. Contributing to the decrease in interest income was a 13 basis points decrease in the average yield of these investments from 4.4% for the nine-month period ended September 30, 2018 to 4.2% for the nine-month period ended September 30, 2019, which resulted in a Ps 5.2 billion decrease in interest income.

Interest earned on interbank and overnight funds decreased by Ps 11.0 billion from Ps 30.4 billion for the nine-month period ended September 30, 2018 to Ps 19.4 billion for the nine-month period ended September 30, 2019, driven by a Ps 415.9 billion decrease in the average balance of these funds from Ps 1,066.5 billion for the nine-month period ended September 30, 2018 to Ps 650.6 billion for the nine-month period ended September 30, 2019, which

17 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

resulted in a Ps 12.4 billion decrease in income. Offsetting this decrease in part was an 18 basis points increase in the average yield from 3.8% for the nine-month period ended September 30, 2018 to 4.0% for the nine-month period ended September 30, 2019, resulting in a Ps 1.4 billion increase in income.

Total interest expense increased by 5.3% or Ps 45.1 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018 (Ps 37.1 billion in other funding and Ps 8.0 billion in interest bearing deposits), mainly driven by a 6.6% or Ps 1,829.7 billion increase in the average balance of interest-bearing liabilities from Ps 27,750.9 billion for the nine-month period ended September 30, 2018 to Ps 29,580.6 billion, resulting in a Ps 55.7 billion increase in interest expense. This increase was partially offset by a 5 basis points decrease in the average cost of funds from 4.11% for the nine-month period ended September 30, 2018 to 4.06% for the nine-month period ended September 30, 2019, which led to a Ps 10.5 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment in Colombia described above.

The following table shows the impacts on interest expense derived from changes in the average balance and the average rate paid per type of funding.

	Average balance for the nine-month period ended September 30,		Change, 2019 vs. 2018		Average rate paid for the nine-month period ended September 30,		Impact on interest expense due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	1,470.4	1,673.1	(202.7)	(12.1)	0.7%	0.7%	1.1	(1.2)	(0.0)
Savings accounts	11,560.6	11,532.6	27.9	0.2	3.1%	3.3%	(0.7)	16.4	15.8
Time deposits	9,363.7	8,463.1	900.6	10.6	4.7%	4.8%	(31.7)	7.9	(23.8)
Total deposits	22,394.7	21,668.8	725.9	3.3	3.6%	3.7%	(19.8)	11.8	(8.0)
Interbank borrowings and overnight funds	1,141.3	353.9	787.4	222.4	4.7%	2.1%	(27.9)	(7.1)	(35.0)
Borrowings from banks and others	1,612.0	1,352.2	259.7	19.2	4.4%	3.5%	(8.6)	(9.6)	(18.2)
Bonds issued	3,185.0	3,245.5	(60.5)	(1.9)	6.8%	7.3%	3.1	11.1	14.2
Borrowings from development entities	1,247.7	1,130.4	117.2	10.4	3.5%	4.1%	(3.1)	5.0	1.9
Other funding	7,185.9	6,082.1	1,103.8	18.1	5.4%	5.5%	(44.6)	7.4	(37.1)
Total funding	29,580.6	27,750.9	1,829.7	6.6	4.1%	4.1%	(55.7)	10.5	(45.1)

Average total interest earning assets18 increased by 3.2%, or Ps 1,048.6 billion, from Ps 33,228.4 billion for the nine-month period ended September 30, 2018 to Ps 34,277.1 billion for the nine-month period ended September 30, 2019 and net interest income decreased by 1.7%, or Ps 24.9 billion, from Ps 1,455.8 billion to Ps 1,430.9 billion over the same period, which resulted in a 28 basis points contraction in the net interest margin from 5.8% for the nine-month period ended September 30, 2018 to 5.6% for the nine-month period ended September 30, 2019. The interest spread between the average rate on loans and leases and the average rate paid on deposits decreased 42 basis points from 6.7% for the nine-month period ended September 30, 2018 to 6.3% for the nine-month period ended September 30, 2019.

Net impairment loss on financial assets

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Net impairment (loss) recoveries on financial assets:
Impairment loss on loan and other accounts receivable	(635.9)	(630.4)	(5.5)	0.9
Impairment loss on other financial assets	(0.4)	1.7	(2.1)	(123.0)
Recovery of charged-off assets	107.8	87.6	20.2	23.0
Net impairment loss on financial assets	(528.4)	(541.0)	12.6	(2.3)

18 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at fair value through other comprehensive income (“FVOCI”) and at amortized cost (“AC”)

	For the nine-month period ended September 30,
	2019		2018		Change, 2019 vs. 2018
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	1,243.6	4.1%	1,141.9	4.2%	101.8	(0.1)
Commercial loans and leases	1,027.1	4.8%	896.9	4.7%	130.2	0.1
Consumer loans and leases	177.6	2.5%	214.7	3.2%	(37.1)	(0.8)
Mortgage loans and leases	38.9	2.5%	30.3	2.3%	8.7	0.2

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets decreased by 2.3%, or Ps 12.6 billion, for the nine-month period ended September 30, 2019 as compared to the same period of 2018. This improvement was driven by a Ps 20.2 billion increase in recoveries of charged-off assets (driven by improvements in collection processes), partially offset by a Ps 5.5 billion increase in impairment loss on loans and other accounts receivable, net and a Ps 2.1 billion increase in impairment loss on other financial assets.

The increase in impairment loss on loans and other accounts receivable, net of Ps 5.5 billion was driven by a Ps 50.7 billion increase in impairment loss on commercial loans partially offset by a Ps 36.8 billion decrease in impairment loss on consumer loans and a Ps 8.5 billion decrease in impairment loss on mortgage loans.

The increase in impairment loss on commercial loans of Ps 50.7 billion was impacted by an increase in impairment on Concesionaria Ruta del Sol, as the coverage ratio on this loan increased from 44.8% as of January 31, 2019 (after the second partial payment made by the Colombian government on January 10, 2019) to 86.2% as of September 30, 2019. There was no change in coverage for this loan between December 31, 2017 and September 30, 2018.

The improvement in impairment loss on consumer loans and accounts receivable, net of Ps 36.8 billion was mainly a result of an improvement in the 91 days past due consumer loans and leases portfolio as the delinquency ratio of the consumer loan portfolio decreased from 3.2% for the nine-month period ended September 30, 2018 to 2.5% for the nine-month period ended September 30, 2019.

The bank’s cost of risk19 decreased 20 basis points from 3.1% for the nine-month period ended September 30, 2018 to 2.9% for the nine-month period ended September 30, 2019, and its cost of risk net of recoveries of charged-off assets20 improved 26 basis points from 2.7% to 2.4%, despite the impact from the increase in impartment of Concesionaria Ruta del Sol.

Charge-offs increased from Ps 626.5 billion for the nine-month period ended September 30, 2018 to Ps 653.0 billion for the nine-month period ended September 30, 2019, and the ratio of charge-offs to average loans (excluding

19 Measured as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds).

20 Measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) interbank and overnight funds) decreased from 3.1% for the nine-month period ended September 30, 2018 to 3.0% for the nine-month period ended September 30, 2019.

Banco de Occidente’s allowance for impairment losses on loans and leases increased from Ps 1,440.5 billion as of September 30, 2018 to Ps 1,667.0 as of September 30, 2019. As of September 30, 2019, Banco de Occidente’s coverage over its 91 days past due loans was 134.0% versus 126.2% as of September 30, 2018.

Net income from commissions and fees

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	267.0	256.6	10.4	4.1
Trust and portfolio management activities	54.2	47.8	6.4	13.4
Income from commissions and fees	321.2	304.4	16.8	5.5
Expenses from commissions and fees	(60.9)	(53.0)	(7.9)	14.9
Net income from commissions and fees	260.3	251.4	8.9	3.5

Net income from commissions and fees increased by 3.5% or Ps 8.9 billion to Ps 260.3 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018. This was primarily due to a Ps 10.4 billion increase in banking fees and a Ps 6.4 billion increase in trust activities fees, offset in part by a Ps 7.9 billion increase in expenses from commissions and fees.

The Ps 10.4 billion increase in banking fees was driven by a Ps 8.1 billion increase in credit card fees and a Ps 3.5 billion increase in banking services fees. Checking fees and branch network fees decreased by Ps 1.0 billion and Ps 0.3 billion, respectively.

The increase in expenses from commissions and fees is explained by a Ps 18.6 billion increase in other fee expenses mainly explained by a change in presentation for comparative purposes of some expenses associated to credit cards that in 2018 were classified as other expenses and are now classified as commissions and fee expenses. This increase was partially offset by a Ps 7.3 billion decrease in banking fees paid and a Ps 3.4 billion decrease in collection of contributions fees paid to financial institutions.

Gross profit (loss) from sales of goods and services

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	166.4	125.6	40.7	32.4
Costs and expenses from sales of goods and services	(225.4)	(172.8)	(52.6)	30.4
Gross profit (loss) from sales of goods and services	(59.0)	(47.2)	(11.8)	25.1

Gross profit (loss) from sales of goods and services decreased 25.1%, or Ps 11.8 billion from a net loss of Ps 47.2 billion for the nine-month period ended September 30, 2018 to a net loss of Ps 59.0 billion for the nine-month period ended September 30, 2019.

Income from sales of goods and services increased 32.4%, or Ps 40.7 billion from Ps 125.6 billion for the nine-month period ended September 30, 2018 to Ps 166.4 billion for the nine-month period ended September 30, 2019. This reflects rising revenues from third-party contact center services and Business Processing Outsourcing in Nexa BPO (formerly Ventas y Servicios).

As for costs and expenses from sales of goods and services, they showed a Ps 52.6 billion increase from Ps 172.8 billion for the nine-month period ended September 30, 2018 to Ps 225.4 billion for the nine-month period ended September 30, 2019 explained by an increase in personnel expenses required to serve the rising revenues from both Banco de Occidente and third-party clients in Nexa BPO.

Net trading income

The bank’s net trading income21 came in at Ps 45.3 billion for the nine-month period ended September 30, 2019, Ps 20.0 billion lower than the Ps 65.3 billion obtained during the nine-month period ended September 30, 2018.

Net trading income from investment securities held for trading through profit or loss increased Ps 79.4 billion to Ps 100.1 billion for the nine-month period ended September 30, 2019. This increase was mainly driven by a 216.4%, or Ps 1,170.6 billion, increase in the average balance of Banco de Occidente’s fixed income and equity investments held for trading through profit or loss to Ps 1,711.5 billion, which resulted in a Ps 68.5 billion increase in income. Also contributing to the increase in net trading income was a 269 basis points increase in the average yield from 5.1% for the nine-month period ended September 30, 2018 to 7.8% for the nine-month period ended September 30, 2019, that resulted in a Ps 10.9 billion increase in income.

Net trading income from derivatives decreased Ps 99.4 billion from a gain of Ps 44.6 billion for the nine-month period ended September 30, 2018 to a loss of Ps 54.8 billion for the nine-month period ended September 30, 2019. Net trading income from derivatives should be analyzed in conjunction with the foreign exchange gains (losses) in other income.

Total income from investment securities

Banco de Occidente’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco de Occidente manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of interest income on investments in debt securities and net trading income in investment securities held for trading through profit or loss) was Ps 243.7 billion for the nine-month period ended September 30, 2019, 28.3% or Ps 53.8 billion higher than the Ps 190.0 billion registered during the same period of 2018. This was primarily driven by an increase in the average yield on investment securities from 4.4% for the nine-month period ended September 30, 2018 to 5.2% for the nine-month period ended September 30, 2019, generating a Ps 33.3 billion increase in interest income. Additionally, a Ps 524.9 billion increase in the average balance of total investment securities from Ps 5,716.9 billion for the nine-month period ended September 30, 2018 to Ps 6,241.8 billion for the nine-month period ended September 30, 2019, resulted in a Ps 20.5 billion increase in interest income. The increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

Other income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	83.0	0.8	82.2	NA
Net gain on sales of debt and equity securities	31.1	9.4	21.7	230.0
Gain on the sale of non-current assets held for sale	0.3	0.1	0.2	427.1
Share of profit of equity accounted investees, net of tax (Equity method)	204.6	89.1	115.5	129.7
Dividend income	2.3	8.1	(5.8)	(71.6)
Net gain on asset valuation	6.8	0.4	6.4	NA
Other	33.0	43.9	(10.9)	(24.8)
Total other income	361.1	151.8	209.3	137.9

21 Includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from fair value valuation, in each case from equity and fixed income investment securities held for trading at fair value through profit or loss (“FVTPL”), and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting

Other income increased Ps 209.3 billion or 137.9% mainly driven by (i) a Ps 115.5 billion increase in the equity method mainly due to (a) the recognition of Corficolombiana as an associate investment in October 2018 instead of an available for sale financial asset; Banco de Occidente started recognizing Corficolombiana’s net income in the equity method during the last quarter of 2018 and (b) better results from Porvenir during the nine-month period ended September 30, 2019 compared to the same period of 2018; (ii) a Ps 82.2 billion increase in foreign exchange gains (losses), net as a compensation to the results in net trading income from derivatives described above and (iii) a Ps 21.7 billion increase in net gain on sales of debt and equity securities associated the sale of its investment in Mastercard, which accounted for Ps 11.3 billion of the increase, and to the realization of gains on fixed income investments.

Other income decreased by Ps 10.9 billion mainly due to lower results from PILA (“Planilla Integrada de Liquidación de Aportes”) processing services through the bank’s network and through affiliate channels during the nine-month period ended September 30, 2019 than in the nine-month period ended September 30, 2018.

Other expenses

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.0)	(0.0)	NA
Personnel expenses	(357.7)	(372.8)	15.2	(4.1)
Salaries and employee benefits	(350.6)	(352.0)	1.4	(0.4)
Bonus plan payments	(4.4)	(4.2)	(0.2)	5.2
Labor severances	(2.7)	(16.6)	14.0	(83.9)
Administrative and other expenses	(539.4)	(533.0)	(6.4)	1.2
Depreciation and amortization	(85.6)	(57.4)	(28.2)	49.1
Impairment loss on other assets	(0.1)	—	(0.1)	—
Other expenses	10.2	(18.9)	29.1	(153.7)
Charitable and other donation expenses	(0.2)	(0.1)	(0.0)	16.9
Other	10.3	(18.8)	29.1	(155.0)
Total other expenses	(972.6)	(982.2)	9.5	(1.0)

Total other expenses decreased by 1.0%, or Ps 9.5 billion to Ps 972.6 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, mainly driven by a Ps 29.1 billion decrease in other expenses and a Ps 15.2 billion decrease in personnel expenses. Partially offsetting these increases was a Ps 28.2 billion increase in depreciation and amortization and a Ps 6.4 billion increase in administrative and other expenses.

Other expenses decreased by Ps 29.1 billion mainly due to a Ps 24.9 billion decrease in Banco de Occidente’s provisions related to contingent loans and leases measured by exposure at default (EAD), and a Ps 4.9 billion decrease in losses on sale of property, plant and equipment.

The Ps 15.2 billion decrease in personnel expenses is mainly explained by a Ps 14.0 billion decrease in labor severances related to a headcount optimization project executed throughout 2018 and a Ps 1.4 billion decrease in salaries and employee benefits driven mainly by the impact of this project during 2019.

Depreciation and amortization increased Ps 28.2 billion mainly due to the adoption of IFRS16 in 2019 which changed the accounting methodology of leases. As a result, some of our rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense, expenses associated to rights-of-use under depreciation and amortization for the nine-month period ended September 30, 2019 was Ps 26.9 billion (for further information on the adoption of IFRS 16 see Note 2 to our unaudited condensed consolidated interim financial statements).

The Ps 6.4 billion increase in administrative and other expenses was mainly explained by (i) a Ps 46.9 billion increase in taxes and surcharges due to a Ps 45.2 billion non-income tax expense incurred in order to raise the fiscal cost of certain fixed assets, which will enable the bank to sell them in the future with a lower income tax expense; and (ii) a Ps 12.4 billion increase in maintenance and repairs expenses. These increases were offset in part by (i) a Ps 49.1 billion decrease in rent expenses associated to the adoption of IFRS 16 in 2019; and (ii) a Ps 3.5 billion decrease in fees, which include consulting and legal fees among others.

Banco de Occidente’s efficiency ratio22 improved from 52.3% for the nine-month period ended September 30, 2018 to 47.7% for the nine-month period ended September 30, 2019. The ratio of total other expenses as a percentage of average assets improved from 3.5% for the nine-month period ended September 30, 2018 to 3.2% for the nine-month period ended September 30, 2019.

Income tax expense

Income tax expense for Banco de Occidente increased by Ps 48.9 billion to Ps 60.4 billion for the nine-month period ended September 30, 2019. Income tax expense increased mainly driven by (i) a Ps 73.8 billion increase in net income before taxes23 that resulted in a Ps 27.3 billion increase in income tax expense; and (ii) despite a Ps 61.4 billion deferred income tax recovery associated to the raise of the fiscal cost of certain fixed assets during the nine-month period ended September 30, 2019 described above, tax recoveries during the nine-month period ended September 30, 2018 were Ps 20.3 billion higher than in the nine-month period ended September 30, 2019.

Banco de Occidente’s effective tax rate24 was 4.5% for the nine-month period ended September 30, 2018 and 18.3% for the nine-month period ended September 30, 2019.

Net income attributable to non-controlling interest

Banco de Occidente’s net income attributable to non-controlling interest increased by Ps 1.6 billion. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco de Occidente, responsible for only 0.8% of net income for the nine-month period ended September 30, 2019.

Banco Popular

Net income

	For the nine-month period ended September 30,		Change 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	1,745.3	1,662.1	83.2	5.0
Total interest expenses	(659.2)	(641.0)	(18.2)	2.8
Net interest income	1,086.1	1,021.1	65.0	6.4
Net impairment loss on financial assets	(221.8)	(114.8)	(107.0)	93.3
Net income from commission and fees	149.5	120.3	29.2	24.3
Gross profit (loss) from sales of goods and services	0.5	(0.7)	1.1	(169.8)
Net trading income	20.5	17.8	2.7	15.3
Other income	122.7	44.0	78.7	179.0
Other expenses	(817.5)	(725.8)	(91.7)	12.6
Income before tax expense	340.1	362.0	(21.9)	(6.1)

22 Calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

23 Net income before income tax expense minus equity method, minus dividends.

24 Calculated as income tax expense divided by income before income tax expense minus equity method, minus dividends

	For the nine-month period ended September 30,		Change 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Income tax expense	(75.8)	(137.1)	61.3	(44.7)
Net income	264.3	224.8	39.4	17.5
Net income attributable to:
Controlling interest	263.3	223.4	39.9	17.8
Non-controlling interest	1.0	1.4	(0.4)	(31.0)

Banco Popular’s net income attributable to controlling interest increased by 17.8%, or Ps 39.9 billion, to Ps 263.3 billion for the nine-month period ended September 30, 2019 as compared to Ps 223.4 billion in the same period of 2018. This increase is attributable to a Ps 78.7 billion increase in total other income, a Ps 65.0 billion increase in net interest income, a Ps 61.3 billion decrease in income tax expense, a Ps 29.2 billion increase in gross profit (loss) from commissions and fees, a Ps 2.7 billion increase in net trading income; a Ps 1.1 billion increase in gross profit (loss) from sales of goods and services and a Ps 0.4 billion decrease in non-controlling interest. Partially offsetting the above, was a Ps 107.0 billion increase in net impairment loss on financial assets and a Ps 91.7 billion increase in total other expense.

Net interest income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	353.8	415.7	(61.9)	(14.9)
Consumer loans and leases	1,219.6	1,103.7	115.9	10.5
Mortgage loans and leases	54.6	45.7	9.0	19.6
Microcredit loans and leases	0.7	0.5	0.2	41.4
Interbank and overnight funds	6.4	0.8	5.5	672.3
Interest on loans and leases	1,635.2	1,566.4	68.7	4.4
Interest on investments in debt securities	110.2	95.7	14.5	15.1
Total interest income	1,745.3	1,662.1	83.2	5.0
Interest expense:
Checking accounts	(0.6)	(0.4)	(0.2)	47.1
Time deposits	(297.3)	(283.1)	(14.2)	5.0
Savings deposits	(234.7)	(240.9)	6.2	(2.6)
Total interest expense on deposits	(532.6)	(524.4)	(8.2)	1.6
Borrowings from banks and others	(14.4)	(5.7)	(8.7)	151.6
Interbank borrowings and overnight funds	(18.2)	(23.1)	4.9	(21.3)
Bonds issued	(88.4)	(82.4)	(6.0)	7.3
Borrowings from development entities	(5.6)	(5.4)	(0.2)	4.6
Total interest expense	(659.2)	(641.0)	(18.2)	2.8
Net interest income	1,086.1	1,021.1	65.0	6.4

Banco Popular’s net interest income increased by 6.4%, or Ps 65.0 billion, from Ps 1,021.1 billion for the nine-month period ended September 30, 2018 to Ps 1,086.1 billion for the nine-month period ended September 30, 2019. This increase was driven by a Ps 83.2 billion or 5.0% increase in total interest income partially offset by a Ps 18.2 billion or 2.8% increase in total interest expense. The increase in total interest income is explained by a Ps 68.7 billion increase in interest income on total loans and leases25 (driven by an increase in interest income from loans

25 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

and leases of Ps 63.2 billion to Ps 1,628.8 billion and a Ps 5.5 billion increase in income from interbank and overnight funds) and a Ps 14.5 billion increase in income on investments in debt securities.

The Ps 63.2 billion increase in interest earned on loans and leases mentioned above was explained by an increase in the average balance of the loans and leases portfolio of 5.7%, or Ps 1,051.4 billion from Ps 18,317.3 billion for the nine-month period ended September 30, 2018 to Ps 19,368.7 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 88.4 billion increase in interest income. This increase was partially compensated by an 18 basis points decrease in the average yield of loans and leases from 11.4% for the nine-month period ended September 30, 2018 to 11.2% for the nine-month period ended September 30, 2019, which resulted in a Ps 25.2 billion decrease in interest income on loans and leases.

The decrease in the average yield was mainly driven by (i) a lower average interest rates, as the average Colombian Central Bank rate decreased from 4.39% for the nine-month period ended September 30, 2018 to 4.25% for the nine-month period ended September 30, 2019; and (ii) a more competitive landscape in Colombia triggered by a stronger economy and the recovery in the credit cycle seen in 2019.

The following table shows the impacts on interest income from loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the
	nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Impact on interest income due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)							(in Ps billions)
Commercial loans and leases	7,187.1	7,589.8	(402.7)	(5.3)	6.6%	7.3%	(19.8)	(42.1)	(61.9)
Consumer loans and leases	11,317.9	10,003.7	1,314.3	13.1	14.4%	14.7%	141.6	(25.7)	115.9
Mortgage loans and leases	857.8	717.0	140.8	19.6	8.5%	8.5%	9.0	(0.0)	9.0
Microcredit loans and leases	5.9	6.9	(1.1)	(15.3)	16.2%	9.7%	(0.1)	0.3	0.2
Loans and leases	19,368.7	18,317.3	1,051.4	5.7	11.2%	11.4%	88.4	(25.2)	63.2

Interest earned on interbank and overnight funds increased by Ps 5.5 billion from Ps 0.8 billion for the nine-month period ended September 30, 2018 to Ps 6.4 billion for the nine-month period ended September 30, 2019. This increase was driven by a Ps 162.9 billion increase in the average balance of interbank and overnight funds.

The Ps 14.5 billion increase to Ps 110.2 billion in income on investments in debt securities mainly reflects a 9.4%, or Ps 235.4 billion, increase in the average balance of investments in debt securities from Ps 2,507.1 billion for the nine-month period ended September 30, 2018 to Ps 2,742.6 billion for the nine-month period ended September 30, 2019, which led to a Ps 9.5 billion increase in interest income. Contributing to this increase was a 27 basis points increase in the yield from 5.1% for the nine-month period ended September 30, 2018 to 5.4% for the nine-month period ended September 30, 2019 resulting in a Ps 5.0 billion increase in interest income. The increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

Total interest expense increased by 2.8%, or Ps 18.2 billion, to Ps 659.2 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, mainly driven by an increase in the average balance of interest-bearing liabilities from Ps 18,476.2 billion for the nine-month period ended September 30, 2018 to Ps 19,834.7 billion for the nine-month period ended September 30, 2019 which resulted in a Ps 45.1 billion increase in interest expense. This increase was offset in part by a 19 basis points decrease in the average cost of funds from 4.6% for the nine-month period ended September 30, 2018 to 4.4% for the nine-month period ended September 30, 2019, which resulted in a Ps 26.9 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment in Colombia described above.

The increase in interest expense was driven by a Ps 8.2 billion increase in interest expense on interest-bearing deposits and a Ps 10.0 billion increase in interest expense on other funding.

The following table shows the impacts on interest expense derived from changes in the average balance and the average rate paid per type of funding.

					Average rate paid for the
	Average balance for the nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Impact on interest expense due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	96.1	83.1	13.0	15.6	0.8%	0.7%	(0.1)	(0.1)	(0.2)
Savings accounts	9,328.4	9,113.1	215.3	2.4	3.4%	3.5%	(5.4)	11.6	6.2
Time deposits	7,451.5	6,346.7	1,104.8	17.4	5.3%	5.9%	(44.1)	29.8	(14.2)
Total deposits	16,876.0	15,542.9	1,333.1	8.6	4.2%	4.5%	(42.1)	33.9	(8.2)
Interbank borrowings and overnight funds	529.7	852.7	(323.0)	(37.9)	4.6%	3.6%	11.1	(6.2)	4.9
Borrowings from banks and others	374.0	244.9	129.1	52.7	5.1%	3.1%	(5.0)	(3.7)	(8.7)
Bonds issued	1,765.2	1,640.0	125.2	7.6	6.7%	6.7%	(6.3)	0.2	(6.0)
Borrowings from development entities	289.8	195.7	94.2	48.1	2.6%	3.6%	(1.8)	1.6	(0.2)
Other funding	2,958.7	2,933.3	25.4	0.9	5.7%	5.3%	(1.1)	(8.9)	(10.0)
Total funding	19,834.7	18,476.2	1,358.5	7.4	4.4%	4.6%	(45.1)	26.9	(18.2)

Net interest margin remained basically unchanged at 6.5% for both for the nine-month periods ended September 30, 2018 and 2019. Average total interest earning assets26 increased by 7.0%, or Ps 1,449.7 billion, to Ps 22,301.4 billion for the nine-month period ended September 30, 2019 as compared to Ps 20,851.6 billion for the same period of 2018 mainly driven by the growth of the consumer loans and lease portfolio. Net interest income increased by 6.4%, or Ps 65.0 billion, from Ps 1,021.1 billion for the nine-month period ended September 30, 2018 to Ps 1,086.1 billion for the nine-month period ended September 30, 2019.

Interest spread between the average yield earned on loans and leases and the average rate paid on deposits increased by 11 basis points from 6.9% for the nine-month period ended September 30, 2018 to 7.0% in 2019. The expansion of the spread between the average yield earned on loans and leases and the average rate paid on deposits was driven by a change in the portfolio mix of the bank as consumer and mortgage loans increased their weight in the overall portfolio.

Net impairment loss on financial assets

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment (loss) recoveries on financial assets:
Impairment loss on loan and other accounts receivable, net	(243.3)	(133.6)	(109.7)	82.1
Impairment loss on other financial assets	(0.5)	0.9	(1.3)	(154.1)
Recovery of charged-off assets	22.0	18.0	4.0	22.0
Net impairment loss on financial assets	(221.8)	(114.8)	(107.0)	93.3

26 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at fair value through other comprehensive income (“FVOCI”) and at amortized cost (“AC”)

	For the nine-month period ended September 30,
	2019		2018		Change, 2019 vs. 2018
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	620.8	3.1%	568.9	3.0%	51.9	0.1
Commercial loans and leases	236.8	3.3%	234.2	3.1%	2.5	0.2
Consumer loans and leases	358.6	3.0%	316.9	3.0%	41.8	0.0
Mortgage loans and leases	25.0	2.8%	16.8	2.2%	8.2	0.6
Microcredit loans and leases	0.3	6.6%	0.9	14.6%	(0.6)	(8.0)

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets increased by Ps 107.0 billion, or 93.3% for the nine-month period ended September 30, 2019 as compared to the same the period of 2018. This increase was primarily driven by a Ps 109.7 billion increase in impairment loss on loans and other accounts receivable (mainly in the commercial and consumer loan portfolios) and a Ps 1.3 billion increase in impairment loss on other financial assets. Partially offsetting these increases was a Ps 4.0 billion increase in recoveries of charged-off assets.

The Ps 109.7 billion increase in impairment loss on loans and other accounts receivable was driven by a Ps 60.2 billion increase in impairment loss on consumer loans and a Ps 49.3 billion increase in impairment loss on commercial loans. The increase in impairment loss on the consumer loan portfolio was mainly driven by growth of the loan portfolio between September 30, 2018 and September 30, 2019 and to an upwards adjustment in the loss given default (“LGD”) of payroll loans. The delinquency ratio of the consumer loan portfolio remained unchanged at 3.0% as of September 30, 2018 and 2019.

The increase in impairment loss on commercial loans of Ps 49.3 billion was impacted by an increase in impairment on Concesionaria Ruta del Sol, as the coverage ratio on this loan increased from 44.8% as of January 31, 2019 (after the second partial payment made by the Colombian government on January 10, 2019) to 86.2% as of September 30, 2019. There was no change in coverage for this loan between December 31, 2017 and September 30, 2018.

The bank’s cost of risk27 deteriorated 70 basis points from 1.0% for the nine-month period ended September 30, 2018 to 1.7% for the nine-month period ended September 30, 2019. The bank’s cost of risk net of recoveries of charged-off assets28 increased from 0.8% for the nine-month period ended September 30, 2018 to 1.5% for the same period of 2019.

Charge-offs increased from Ps 103.6 billion for the nine-month period ended September 30, 2018 to Ps 120.3 billion for the nine-month period ended September 30, 2019. The ratio of charge-offs to average loans was 0.8% for both the nine-month periods ended September 30, 2018 and 2019. The allowance for impairment losses of loans and leases increased Ps 188.4 billion from Ps 774.3 billion as of September 30, 2018 to Ps 962.7 billion as of September 30, 2019, Banco Popular’s coverage over its 91 days past due loans was 155.1% as of September 30, 2019 versus 136.1% as of September 30, 2018.

27 Measured as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds).

28 Measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds)

Net income from commissions and fees

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	130.4	124.5	5.9	4.8
Bonded warehouse services	49.6	44.5	5.1	11.4
Trust and brokerage activities	16.9	17.0	(0.1)	(0.3)
Pension and severance fund management	1.6	1.6	0.1	4.7
Income from commissions and fees	198.6	187.5	11.0	5.9
Expenses from commissions and fees	(49.1)	(67.2)	18.2	(27.0)
Net income from commissions and fees	149.5	120.3	29.2	24.3

Net income from commissions and fees increased by 24.3%, or Ps 29.2 billion, to Ps 149.5 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, mainly explained by a Ps 18.2 billion decrease in expenses for commissions and fees, a Ps 5.9 billion increase in banking fees and a Ps 5.1 billion increase in bonded warehouse service fees.

The Ps 18.2 billion decrease in expenses for commissions and fees was driven by a Ps 12.1 billion decrease in other fees paid and a Ps 6.1 billion decrease in banking fees paid. This decrease in other fees is mainly explained by a change in presentation for comparative purposes of expenses paid to Nexa BPO’s for call-center services that in 2018 were classified as commissions and fee expenses and are now classified as other expenses.

The Ps 5.9 billion increase in banking fees was driven by a Ps 3.0 billion increase in banking services fees and a Ps 2.9 billion increase in credit card fees.

Gross profit (loss) from sales of goods and services

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	0.9	9.1	(8.2)	(90.4)
Costs and expenses from sales of goods and services	(0.4)	(9.7)	9.3	(95.7)
Gross profit (loss) from sales of goods and services	0.5	(0.7)	1.1	(169.8)

Gross profit (loss) from sales of goods and services increased Ps 1.1 billion from a net expense of Ps 0.7 billion for the nine-month period ended September 30, 2018 to a net gain of Ps 0.5 billion for the same period of 2019. The change in income and costs from sales of goods and services was due to the fact that INCA, a subsidiary of Banco Popular, was liquidated in early 2019.

Net trading income

For the nine-month period ended September 30, 2019, Banco Popular’s net trading income29 came in at Ps 20.5 billion, 15.3%, or Ps 2.7 billion higher than the Ps 17.8 billion obtained during the same period of 2018. This increase was driven by a Ps 5.2 billion increase in net trading income from investment securities held for trading through profit or loss partially offset by a Ps 2.5 billion decrease in net trading income from derivatives.

29 Includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from fair value valuation, in each case from equity and fixed income investment securities held for trading at fair value through profit or loss (“FVTPL”), and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting

The Ps 5.2 billion increase in net trading income from investment securities held for trading through profit or loss was driven by increase in the average balance of the bank’s investment securities held for trading through profit or loss from Ps 215.1 billion for the nine-month period ended September 30, 2018 to Ps 273.7 billion for the nine-month period ended September 30, 2019, resulting in a Ps 3.6 billion increase in net trading income. Contributing to the increase was an increase in the average yield from 7.1% for the nine-month period ended September 30, 2018 to 8.1% for the nine-month period ended September 30, 2019, which resulted in an increase in interest income of Ps 1.7 billion.

Total income from investment securities

Banco Popular’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco Popular manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 126.8 billion for the nine-month period ended September 30, 2019, higher than the Ps 107.1 billion for the nine-month period ended September 30, 2018. This was primarily driven by a 10.8% or Ps 294.1 billion increase of the average balance of total investment securities, resulting in a Ps 12.4 billion increase in interest income. The average yield of total investment securities increased from 5.2% for the nine-month period ended September 30, 2018 to 5.6% for the nine-month period ended September 30, 2019, resulting in a Ps 7.3 billion increase in interest income.

As mentioned before, the increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

Other income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchanges gains (losses), net	2.8	(1.8)	4.6	(256.7)
Net gain on sales of debt and equity securities	30.7	—	30.7	—
Gain on the sale of non-current assets held for sale	0.0	—	0.0	—
Share of profit of equity accounted investees, net of tax (Equity method)	59.6	(0.6)	60.2	NA
Dividend income	4.1	10.9	(6.8)	(62.6)
Net gain on asset valuation	0.1	8.1	(8.1)	(99.3)
Other	25.5	27.3	(1.9)	(6.9)
Total other income	122.7	44.0	78.7	178.8

Total other income increased by Ps 78.7 billion to Ps 122.7 billion for the nine-month period ended September 30, 2019 from Ps 44.0 billion for the nine-month period ended September 30, 2018. This increase was mainly due to (i) a Ps 60.2 billion increase in the equity method mainly due to the recognition of Corficolombiana as an associate investment in October 2018 instead of an available for sale financial asset; Banco Popular became a member of Corficolombiana’s Board of Director in October 2018, therefore, Banco Popular started recognizing Corficolombiana’s net income in the equity method during the last quarter of 2018; and (ii) a Ps 30.7 billion increase in net gain on sales of debt and equity securities associated to the realization of gains on fixed income investments. These increases were offset in part by a Ps 8.1 billion decrease in net gain on asset valuation and a Ps 6.8 billion decrease in dividend income mainly from Corficolombiana due to the aforementioned change in accounting for the bank’s investment in Corficolombiana.

Other expenses

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	-	(0.2)	0.2	(100.0)
Personnel expenses	(297.9)	(277.8)	(20.1)	7.2
Salaries and employee benefits	(274.3)	(266.9)	(7.4)	2.8
Bonus plan payments	(5.5)	(3.0)	(2.5)	83.1
Labor severances	(18.1)	(7.8)	(10.2)	131.1
Administrative and other expenses	(453.2)	(402.7)	(50.5)	12.5
Depreciation and amortization	(57.9)	(36.4)	(21.4)	58.8
Impairment loss on other assets	(0.1)	—	(0.1)	—
Other expenses	(8.4)	(8.7)	0.2	(2.9)
Charitable and other donation expenses	(1.3)	(1.4)	0.1	(7.9)
Other	(7.1)	(7.3)	0.1	(1.9)
Total other expenses	(817.5)	(725.8)	(91.7)	12.6

Total other expenses increased by 12.6%, or Ps 91.7 billion, in the nine-month period ended September 30, 2019 as compared to the same period of 2018, mainly driven by a Ps 50.5 billion, or 12.5%, increase in administrative and other expenses, a Ps 21.4 billion, or 58.8%, increase in depreciation and amortization expense and a Ps 20.1 billion, or 7.2%, increase in personnel expenses.

Administrative and other expenses increased by Ps 50.5 billion to Ps 453.2 billion for the nine-month period ended September 30, 2019, explained by (i) a Ps 35.9 billion increase in other expenses associated to the change in presentation for comparative purposes of expenses paid to Nexa BPO’s sales forces that in 2018 were classified as commissions and fee expenses and are now classified as other expenses; (ii) a Ps 25.3 billion increase in tax expenses due to a Ps 13.9 billion non-income tax expense incurred in order to raise the fiscal cost of certain fixed assets, which will enable the bank to sell them in the future with a lower income tax expense; and (iii) a Ps 5.2 billion increase in fees, which include consulting and legal fees among others. These increases were partially offset by a Ps 14.4 billion decrease in rent expenses associated to the adoption of IFRS 16 in 2019.

The Ps 21.4 billion increase in depreciation and amortization was mainly due to the adoption of IFRS16 in 2019, which changed the accounting methodology of leases. As a result, some of our rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense, expenses associated to rights-of-use under depreciation and amortization for the nine-month period ended September 30, 2019 was Ps 16.0 billion (for further information on the adoption of IFRS 16 see Note 2 to our unaudited condensed consolidated interim financial statements).

The increase in personnel expenses of Ps 20.1 billion was mainly driven by a Ps 10.2 billion increase in labor severances expenses associated to a headcount optimization plan in the bank executed in July 2019. Also contributing to the increase in personnel expenses was a Ps 7.4 billion or 2.8% increase in salaries and employee benefits and a Ps 2.5 billion increase in bonus plan payments. The 2.8% increase in salaries and employee benefits compares very favorably to the 2018 3.18% inflation rate.

Banco Popular’s efficiency ratio30 improved from 60.4% for the nine-month period ended September 30, 2018 to 59.3% for the nine-month period ended September 30, 2019. The ratio of total other expenses as a percentage of average assets increased from 4.2% for the nine-month period ended September 30, 2018 to 4.4% for the nine-month period ended September 30,2019.

30 Calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Income tax expense

Income tax expense for Banco Popular decreased by Ps 61.3 billion, or 44.7%, to Ps 75.8 billion for the nine-month period ended September 30, 2019, primarily due to (i) a Ps 30.3 billion deferred income tax recovery associated to the raise of the fiscal cost of certain fixed assets described above; and (ii) a decrease in the bank’s income before tax expense minus equity method, minus dividends from Ps 351.6 billion for the nine-month period ended September 30, 2018 to Ps 276.4 billion for the nine-month period ended September 30, 2019. Banco Popular’s effective tax rate31 decreased from 39.0% for the nine-month period ended September 30, 2018 to 27.4% for the nine-month period ended September 30, 2019.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by Ps 0.4 billion to Ps 1.0 billion for the nine-month period ended September 30, 2019.

Banco AV Villas

Net income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	1,095.7	1,024.9	70.8	6.9
Total interest expenses	(310.6)	(272.6)	(38.0)	13.9
Net interest income	785.1	752.3	32.8	4.4
Net impairment loss on financial assets	(194.6)	(170.8)	(23.7)	13.9
Net income from commissions and fees	120.0	135.6	(15.6)	(11.5)
Net trading income	15.0	10.8	4.2	39.1
Other income	36.7	33.6	3.1	9.2
Other expenses	(522.1)	(500.0)	(22.1)	4.4
Income before income tax expense	240.1	261.5	(21.3)	(8.2)
Income tax expense	(79.1)	(86.5)	7.5	(8.6)
Net Income for the year	161.1	174.9	(13.9)	(7.9)
Net income attributable to:
Controlling interest	160.6	174.2	(13.6)	(7.8)
Non-controlling interest	0.5	0.7	(0.3)	(35.6)

Banco AV Villas’ net income attributable to controlling interest decreased by 7.8%, or Ps 13.6 billion, to Ps 160.6 billion for the nine-month period ended September 30, 2019 as compared to Ps 174.2 billion for the nine-month period ended September 30, 2018. Net interest income increased Ps 32.8 billion, net trading income increased Ps 4.2 billion, other income increased Ps 3.1 billion and income tax expense decreased Ps 7.5 billion. These positive effects were offset by a Ps 23.7 billion increase in net impairment loss on financial assets, a Ps 22.1 billion increase in other expenses and Ps 15.6 billion decrease in net income from commissions and fees.

Net interest income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	157.1	166.6	(9.5)	(5.7)
Consumer loans and leases	728.0	674.1	53.9	8.0
Mortgage loans and leases	170.3	151.2	19.2	12.7
Microcredit loans and leases	0.1	0.2	(0.0)	(17.9)
Interbank and overnight funds	(1.9)	2.4	(4.3)	(181.6)
Interest on loans and leases	1,053.7	994.4	59.2	6.0
Interest on investments in debt securities	42.0	30.5	11.6	38.0
Total interest income	1,095.7	1,024.9	70.8	6.9
Interest expense:
Checking accounts	(0.7)	(0.7)	(0.0)	0.9
Time deposits	(179.7)	(175.9)	(3.8)	2.2
Savings deposits	(90.6)	(74.4)	(16.2)	21.8
Total interest expense on deposits	(271.0)	(251.0)	(20.1)	8.0
Borrowings from banks and others	(12.3)	(3.1)	(9.2)	294.2
Interbank borrowings and overnight funds	(27.2)	(18.4)	(8.8)	47.8
Bonds issued	—	—	—	—
Borrowings from development entities	(0.1)	(0.1)	0.0	(3.1)
Total interest expense	(310.6)	(272.6)	(38.0)	13.9
Net interest income	785.1	752.3	32.8	4.4

31 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends

Banco AV Villas’ net interest income increased by 4.4%, or Ps 32.8 billion, from Ps 752.3 billion for the nine-month period ended September 30, 2018 to Ps 785.1 billion for the nine-month period ended September 30, 2019. This increase was driven by a Ps 70.8 billion increase in total interest income to Ps 1,095.7 billion for the nine-month period ended September 30, 2019 and a Ps 38.0 billion increase in total interest expense to Ps 310.6 billion during the same period (due to a Ps 20.1 billion increase in interest expense on deposits, a Ps 9.2 billion increase in interest expense on borrowings from banks and others and a Ps 8.8 billion increase in interest expense on interbank borrowings and overnight funds). The increase in total interest income was a result of a 6.0%, or Ps 59.2 billion, increase in interest income on total loans and leases32 to Ps 1,053.7 billion and a 38.0%, or Ps 11.6 billion, increase in interest on investments in debt securities to Ps 42.0 billion.

The increase in total interest income mentioned above, was mainly due to the increase in interest earned on loans and leases of Ps 63.6 billion driven by an 11.8%, or Ps 1,237.4 billion, increase in Banco AV Villas’ average loan and lease portfolio from Ps 10,475.2 billion for the nine-month period ended September 30, 2018 to Ps 11,712.5 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 111.5 billion increase in income, offset in part by a 61 basis points decrease in the average yield on loans and leases from 12.6% for the nine-month period ended September 30, 2018 to 12.0% for the nine-month period ended September 30, 2019, which led to a Ps 48.0 billion decrease in interest income. The decrease in Banco AV Villas’ average yield on loans and leases was driven by (i) a 14 basis point decrease in the average Central Bank rate from 4.39% for the nine-month period ended September 30, 2018 to 4.25% for the nine-month period ended September 30, 2019 and (ii) a more competitive landscape in Colombia triggered by a stronger economy and a recovery in the credit cycle seen in 2019.

The following table shows the impacts on interest income from loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the
	nine-month period ended September 30,		Change, 2019 vs. 2018		nine-month period ended September 30,		Impact on interest income due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)

Commercial loans and leases	2,940.0	2,701.5	238.5	8.8	7.1%	8.2%	12.7	(22.3)	(9.5)
Consumer loans and leases	6,449.5	5,744.4	705.1	12.3	15.1%	15.6%	79.6	(25.7)	53.9
Mortgage loans and leases	2,322.1	2,028.2	294.0	14.5	9.8%	9.9%	21.6	(2.4)	19.2
Microcredit loans and leases	0.9	1.1	(0.3)	(22.8)	21.9%	20.6%	(0.0)	0.0	(0.0)
Loans and leases	11,712.5	10,475.2	1,237.4	11.8	12.0%	12.6%	111.5	(48.0)	63.6

32 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

The Ps 11.6 billion increase to Ps 42.0 billion in interest on investments in debt securities for the nine-month period ended September 30, 2019, is explained by a 33.4%, or Ps 337.0 billion, increase in the average balance of debt securities from Ps 1,009.4 billion for the nine-month period ended September 30, 2018 to Ps 1,346.4 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 10.5 billion increase in interest income. Furthermore, a 14 basis points increase in the average yield of these investments from 4.0% for the nine-month period ended September 30, 2018 to 4.2% for the nine-month period ended September 30, 2019, led to a Ps 1.1 billion increase in interest income. The increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

Total interest expense increased by 13.9%, or Ps 38.0 billion, in the nine-month period ended September 30, 2019 as compared to the same period of 2018, mainly driven by a 15.0%, or Ps 1,516.7 billion, increase in the average balance of interest-bearing liabilities from Ps 10,128.0 billion for the nine-month period ended September 30, 2018 to Ps 11,644.7 billion for the nine-month period ended September 30, 2019 which resulted in a Ps 40.5 billion increase in interest expense. Partially offsetting this increase was a 3 basis points decrease in the average cost of funds from 3.59% for the nine-month period ended September 30, 2018 to 3.56% for the nine-month period ended September 30, 2019, which led to a Ps 2.4 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment in Colombia described before.

The Ps 38.0 billion increase in total interest expense was driven by a Ps 20.1 billion increase in interest expense on interest-bearing deposits and a Ps 18.0 billion increase in interest expense on other funding.

The following table shows the impacts on interest expense derived from changes in the average balance and the average rate paid per type of funding.

	Average balance for the nine-month period ended September 30,		Change, 2019 vs. 2018		Average rate paid for the nine-month period ended September 30,		Impact on interest expense due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	137.0	146.3	(9.3)	(6.3)	0.7%	0.6%	0.0	(0.1)	(0.0)
Savings accounts	5,532.5	4,997.0	535.5	10.7	2.2%	2.0%	(8.8)	(7.5)	(16.2)
Time deposits	4,809.7	4,243.0	566.7	13.4	5.0%	5.5%	(21.2)	17.3	(3.8)
Total deposits	10,479.2	9,386.3	1,092.9	11.6	3.4%	3.6%	(28.3)	8.2	(20.1)
Interbank borrowings and overnight funds	860.5	569.6	290.9	51.1	4.2%	4.3%	(9.2)	0.4	(8.8)
Borrowings from banks and others	301.4	168.8	132.6	78.5	5.4%	2.5%	(5.4)	(3.8)	(9.2)
Bonds issued	-	-	-	-	0.0%	0.0%	-	-	-
Borrowings from development entities	3.6	3.3	0.2	6.6	4.0%	4.4%	(0.0)	0.0	0.0
Other funding	1,165.5	741.7	423.8	57.1	4.5%	3.9%	(14.4)	(3.6)	(18.0)
Total funding	11,644. 7	10,128.0	1,516.7	15.0	3.6%	3.6%	(40.5)	2.4	(38.0)

Average total interest earning assets33 increased by 13.4%, or Ps 1,557.4 billion, from Ps 11,662.2 billion for the nine-month period ended September 30, 2018 to Ps 13,219.6 billion for the nine-month period ended September 30, 2019 and net interest income increased by 4.4% or Ps 32.8 billion from Ps 752.3 billion to Ps 785.1 billion, over the same period, which resulted in a 68 basis points decrease in the net interest margin from 8.6% for the nine-month period ended September 30, 2018 to 7.9% for the nine-month period ended September 30, 2019. The average spread between the average rate on loans and leases and the average rate paid on deposits decreased by 49 basis points from 9.1% to 8.6% over the same period.

The compression of the net interest margin was, as explained above, driven by (i) a decreasing rate scenario and (ii) a more competitive landscape in Colombia.

33 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at fair value through other comprehensive income (“FVOCI”) and at amortized cost (“AC”)

Net impairment loss on financial assets

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Net impairment (loss) recoveries on financial assets:
Impairment loss on loan and other accounts receivable	(227.9)	(212.0)	(16.0)	7.5
Impairment loss on other financial assets	(0.2)	0.3	(0.5)	(177.8)
Recovery of charged-off assets	33.6	40.8	(7.2)	(17.7)
Net impairment loss on loans, receivables and other assets	(194.6)	(170.8)	(23.7)	13.9

	For the nine-month period ended September 30,
	2019		2018		Change, 2019 vs. 2018
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	353.1	3.0%	339.3	3.1%	13.8	(0.1)
Commercial loans and leases	107.7	3.8%	93.3	3.4%	14.4	0.4
Consumer loans and leases	148.3	2.3%	160.5	2.6%	(12.2)	(0.4)
Mortgage loans and leases	97.0	4.1%	85.4	4.0%	11.5	0.1
Microcredit loans and leases	0.0	4.9%	0.0	2.2%	0.0	2.7

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets increased by 13.9%, or Ps 23.7 billion, for the nine-month period ended September 30, 2019 as compared to the same period in 2018. This increase was driven by a Ps 16.0 billion increase in impairment loss on loans and other accounts receivable and a Ps 7.2 billion decrease of recoveries of charged-off assets.

The increase in impairment loss on loans and other accounts receivable of Ps 16.0 billion was mainly driven by a Ps 19.1 billion increase in the bank’s impairment loss on consumer loans and other accounts receivable, driven by the growth of the consumer loan portfolio. The delinquency ratio of the consumer loan portfolio improved from 2.6% as of September 30, 2018 to 2.3% as of September 30, 2019.

The bank’s cost of risk34 improved 10 basis points from 2.7% for the nine-month period ended September 30, 2018 to 2.6% for the nine-month period ended September 30, 2019. The bank’s cost of risk net of recoveries of charged-off assets35 remained basically unchanged at 2.2%.

Charge-offs increased from Ps 191.9 billion for the nine-month period ended September 30, 2018 to Ps 233.8 billion for the nine-month period ended September 30, 2019, the ratio of charge-offs to average loans and leases increased from 2.4% for the nine-month period ended September 30, 2018 to 2.7% for the nine-month period ended September 30, 2019.

34 Measured as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds).

35 Measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds)

The allowance for impairment losses of loans and leases decreased from Ps 539.6 billion as of September 30, 2018 to Ps 538.7 billion as of September 30, 2019. As of September 30, 2019, Banco AV Villas’ coverage over its 91 days past due loans was 152.6%, compared to 159.0% as of September 30, 2018.

Net income from commissions and fees

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	221.5	211.8	9.7	4.6
Income from commissions and fees	221.5	211.8	9.7	4.6
Expenses from commissions and fees	(101.5)	(76.2)	(25.4)	33.3
Net income from commissions and fees	120.0	135.6	(15.6)	(11.5)

Net income from commissions and fees decreased by 11.5%, or Ps 15.6 billion, to Ps 120.0 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018 mainly driven by a Ps 25.4 billion, or 33.3%, increase in expenses from commissions and fees that was mainly explained by the outsourcing of sale-forces during 2019. The increase was partially offset by a Ps 9.7 billion increase in banking fees, which was primarily due to a Ps 8.7 billion increase in commissions from banking services and a Ps 1.5 billion increase in credit card fees.

Net trading income

During 2019, Banco AV Villas’ net trading income36 increased by Ps 4.2 billion from Ps 10.8 billion for the nine-month period ended September 30, 2018 to Ps 15.0 billion for the nine-month period ended September 30, 2019, due to a Ps 4.2 billion increase in net trading income from investment securities held for trading through profit or loss from Ps 11.0 billion for the nine-month period ended September 30, 2018 to Ps 15.3 billion for the nine-month period ended September 30, 2019.

Total income from investment securities

Banco AV Villas’ securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC ((ii) and (iii) are described above in the net interest income section as interest income from investment in debt securities). Banco AV Villas manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 57.3 billion for the nine-month period ended September 30, 2019, Ps 15.8 billion higher than the Ps 41.5 billion for the nine-month period ended September 30, 2018. This was primarily an effect of a 22.6%, or Ps 310.6 billion, increase in the average balance of total investment securities, which resulted in a Ps 10.6 billion increase in interest income and a 51 basis points increase in the average yield of total investment securities from 4.0% for the nine-month period ended September 30, 2018 to 4.5% for the nine-month period ended September 30, 2019, which resulted in a Ps 5.2 billion increase in interest income.

As mentioned before, the increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

 36 Includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from fair value valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting

Other income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchanges gains (losses), net	0.9	0.8	0.1	11.5
Net gain on sales of debt and equity securities	17.4	3.7	13.7	370.6
Gain on the sale of non-current assets held for sale	0.2	0.0	0.1	308.1
Share of profit of equity accounted investees, net of tax (Equity method)	(0.2)	(0.7)	0.5	(73.7)
Dividend income	3.8	3.0	0.8	27.7
Net gain on asset valuation	0.2	0.4	(0.2)	(57.9)
Other	14.4	26.4	(12.0)	(45.3)
Total other income	36.7	33.6	3.1	9.2

Total other income increased by 9.2%, or Ps 3.1 billion, to Ps 36.7 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018. This increase was mainly driven by a Ps 13.7 billion increase in net gain on sales of debt and equity securities associated to the realization of gains on fixed income investments at FVOCI, a Ps 0.8 billion increase in dividend income and a Ps 0.5 billion increase in equity method. These increases were partially offset by a Ps 12.0 billion decrease in others driven by (i) a Ps 4.8 billion decrease due to a change in accounting presentation for comparative purposes of income associated to collections in 2019 from other income to income from commissions and fees; (ii) a Ps 4.6 billion decrease in income related to PILA (“Planilla Integrada de Liquidación de Aportes”) processing services through the bank’s network; and (ii) a Ps 1.9 billion decrease in compensations.

Other expenses

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.1)	(0.1)	(0.0)	32.8
Personnel expenses	(181.8)	(174.9)	(7.0)	4.0
Salaries and employee benefits	(170.3)	(173.5)	3.2	(1.9)
Bonus plan payments	(10.6)	(1.1)	(9.5)	879.9
Labor severances	(1.0)	(0.3)	(0.7)	238.1
Administrative and other expenses	(290.4)	(296.7)	6.2	(2.1)
Depreciation and amortization	(49.1)	(24.6)	(24.4)	99.1
Impairment loss on other assets, net	-	-	-	-
Other expenses	(0.6)	(3.7)	3.1	(83.2)
Charitable and other donation expenses	(0.0)	(0.0)	(0.0)	21.7
Other	(0.6)	(3.7)	3.1	(83.8)
Total other expenses	(522.1)	(500.0)	(22.1)	4.4

Total other expenses for the nine-month period ended September 30, 2019 increased by 4.4%, or Ps 22.1 billion, to Ps 522.1 billion mainly driven by a Ps 24.4 billion increase in depreciation and amortization and a Ps 7.0 billion increase in personnel expenses. Partially offsetting these increases was a Ps 6.2 billion decrease in administrative and other expenses and a Ps 3.1 billion decrease in other expenses.

The Ps 24.4 billion increase in depreciation and amortization was mainly due to the adoption of IFRS16 in 2019, which changed the accounting methodology of leases. As a result, some of our rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense, expenses associated to rights-of-use under depreciation and amortization for the nine-month period ended September 30, 2019 was Ps 22.3 billion (for further information on the adoption of IFRS 16 see Note 2 to our unaudited condensed consolidated interim financial statements).

The Ps 7.0 billion increase in personnel expenses was mainly driven by a Ps 9.5 billion increase in bonus plan payments and a Ps 0.7 billion increase in termination plan payments. These increases were offset in part by a Ps 3.2 billion decrease in salaries and employee benefits.

The Ps 6.2 billion decrease in administrative and other expenses was driven by a Ps 21.8 billion decrease in rent expenses mainly associated to the adoption of IFRS 16 in 2019. This decrease was partially offset by (i) a Ps 7.5 billion increase in contributions and affiliations expenses; (ii) a Ps 5.2 billion increase in fees, which include consulting and legal fees among others and (iii) a Ps 3.3 billion increase in maintenance and repairs.

Given that Banco AV Villas’ total other expenses increased by 4.4% and its income increased by 2.6%, Banco AV Villas’ efficiency ratio37 deteriorated from 53.6% to 54.6%. The ratio of total other expenses as a percentage of average assets improved 43 basis points from 5.2% for the nine-month period ended September 30, 2018 to 4.7% for the nine-month period ended September 30, 2019.

Income tax expense

Income tax expense decreased by 8.6%, or Ps 7.5 billion, to Ps 79.1 billion for the nine-month period ended September 30, 2019. Banco AV Villas’ effective tax rate38 remained basically unchanged at 33.4% for the nine-month periods ended September 30, 2018 and 2019.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased from Ps 0.7 billion for the nine-month period ended September 30, 2018 to Ps 0.5 billion for the nine-month period ended September 30, 2019. Banco AV Villas’ net income attributable to non-controlling interest reflects ownership in A Toda Hora S.A. by other subsidiaries of Grupo Aval.

Corficolombiana

Net income

	For the nine-month period ended September 30,		Change, 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	394.4	440.8	(46.5)	(10.5)
Total interest expense	(670.1)	(579.4)	(90.6)	15.6
Net interest income	(275.7)	(138.6)	(137.1)	98.9
Net impairment loss on financial assets	(10.9)	(21.5)	10.6	(49.4)
Net income from commissions and fees	47.9	49.8	(1.9)	(3.8)
Gross profit from sales of goods and services	2,099.0	1,623.1	475.9	29.3
Net trading income	56.5	53.0	3.5	6.6
Other income	380.2	420.0	(39.8)	(9.5)
Other expenses	(154.5)	(146.0)	(8.5)	5.8
Income before income tax expense	2,142.5	1,839.8	302.8	16.5
Income tax expense	(581.3)	(587.1)	5.8	(1.0)
Net income (loss) from discontinued operations	(46.2)	(6.5)	(39.7)	612.8
Net Income	1,515.1	1,246.2	268.9	21.6
Net income attributable to:
Controlling interest	1,147.6	894.4	253.3	28.3
Non-controlling interest	367.4	351.8	15.6	4.4

Corficolombiana’s net income attributable to controlling interest increased by 28.3%, or Ps 253.3 billion to Ps 1,147.6 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018,

37 Calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

38 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends resulting from (i) a Ps 475.9 billion increase in the results of its non-financial companies mainly from Corficolombiana’s infrastructure projects; (ii) a Ps 10.6 billion decrease in net impairment loss on financial assets; (iii) a Ps 5.8 billion decrease in income tax expense and (iv) a Ps 3.5 billion increase in net trading income. These positive impacts were partially offset by (i) a Ps 137.1 billion decrease in net interest income; (ii) a Ps 39.8 billion decrease in other income; (iii) a Ps 39.7 billion decrease in net income (loss) from discontinued operations; (iv) a Ps 15.6 billion increase in non-controlling interest; (v) a Ps 8.5 billion increase in other expenses; and (vi) a Ps 1.9 billion decrease in net income from commissions and fees.

Net interest income

	For the nine-month period ended September 30,		Change, 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	174.8	232.8	(58.0)	(24.9)
Consumer loans and leases	63.3	55.6	7.7	13.9
Mortgage loans and leases	1.1	0.9	0.3	30.5
Interbank and overnight funds	76.0	71.7	4.3	6.0
Interest on loans and leases	315.3	360.9	(45.6)	(12.6)
Interest on investments in debt securities	79.1	79.9	(0.9)	(1.1)
Total interest income	394.4	440.8	(46.5)	(10.5)
Interest expense:
Checking accounts	-	(0.0)	0.0	(100.0)
Time deposits	(140.8)	(170.0)	29.2	(17.2)
Savings deposits	(21.2)	(16.4)	(4.7)	28.9
Total interest expense on deposits	(162.0)	(186.4)	24.4	(13.1)
Borrowings from banks and others	(86.9)	(77.1)	(9.8)	12.8
Interbank and overnight funds	(308.2)	(181.9)	(126.3)	69.4
Long-term debt (bonds)	(112.9)	(129.0)	16.1	(12.5)
Borrowings from development entities	-	(5.0)	5.0	(100.0)
Total interest expense	(670.1)	(579.4)	(90.6)	15.6
Net interest income	(275.7)	(138.6)	(137.1)	98.9

Corficolombiana’s net interest income recorded net expenses of Ps 275.7 billion and Ps 138.6 billion for the nine-month periods ended September 30, 2019 and 2018, respectively. These expenses are mainly the result of a net leverage position of the non-financial subsidiaries consolidated by Corficolombiana, as their average balance of interest earning assets is smaller the average of their interest-bearing liabilities.

Corficolombiana’s consolidated non-financial subsidiaries’ (such as Promigas and toll road concessions) net interest income has been and is expected to continue to be negative in the future as these entities are leveraged and thus pay interest expenses to fund returns of assets that are mostly not considered “interest earning assets”. The returns on those assets were registered in the gross profit from sales of goods and services and other income line item for 2019 and 2018, respectively. The decrease in consolidated net interest income was driven by a Ps 90.6 billion increase in interest expense and a Ps 46.5 billion decrease in total interest income.

The increase in total interest expense of Ps 90.6 billion to Ps 670.1 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, was the result of a 7.6% or Ps 999.7 billion increase in the average of interest bearing liabilities from Ps 13,126.4 billion for the nine-month period ended September 30, 2018 to Ps 14,126.2 billion for the nine-month period ended September 30, 2019, that led to a Ps 47.4 billion increase in interest expense and an increase in the average cost of funds, from 5.9% for the nine-month period ended September 30, 2018 to 6.3% for the nine-month period ended September 30, 2019, which resulted in a Ps 43.2 billion increase in interest expense.

The Ps 46.5 billion decrease in interest income to Ps 394.4 billion for the nine-month period ended September 30, 2019 was the result of a 20.2% or Ps 1,008.3 billion decrease in the average interest earning assets from Ps 4,987.9 billion for the nine-month period ended September 30, 2018 to Ps 3,979.6 billion for the nine-month period ended September 30, 2019, leading to a Ps 99.9 billion decrease in interest income. This was partially offset by a

143 basis points increase in the average yield of interest earning assets, from 11.8% for the nine-month period ended September 30, 2018 to 13.2% for the nine-month period ended September 30, 2019, resulting in a Ps 53.4 billion increase in interest income.

Of the Ps 46.5 billion or 10.5% decrease in interest income in Corficolombiana, Ps 50.0 billion was due to a decrease in interest income from loans and leases and Ps 0.9 billion due to a decrease in interest income from investments in debt securities. These decreases were offset in part by a Ps 4.3 billion increase in interest income from interbank and overnight funds.

Net impairment loss on financial assets

Corficolombiana’s net impairment loss financial assets decreased by Ps 10.6 billion to Ps 10.9 billion for the nine-month period ended September 30, 2019 from Ps 21.5 billion for the same period of 2018. This decrease was driven by a Ps 12.1 billion decrease in impairment loss on loans and other accounts receivable, net offset in part by a Ps 1.0 billion increase in impairment loss on other financial assets and a Ps 0.5 billion decrease in recovery of charge-off assets.

The Ps 12.1 billion decrease in impairment loss on loans and accounts receivable, was mainly driven by a lower impairment carried out by Corficolombiana to its exposure to Electricaribe S.A. E.S.P. which was zero for the nine-month period ended September 30, 2019 as compared to Ps 8.7 billion for the nine-month period ended September 30, 2018.

Net income from commissions and fees

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from commissions and fees
Banking fees	9.3	14.4	(5.2)	(35.8)
Trust and portfolio management activities	47.1	45.1	2.0	4.4
Income from commissions and fees	56.3	59.5	(3.2)	(5.3)
Expenses from commissions and fees	(8.4)	(9.7)	1.2	(12.9)
Net income from commissions and fees	47.9	49.8	(1.9)	(3.8)

Net income from commissions and fees decreased by Ps 1.9 billion, or 3.8% to Ps 47.9 billion for the nine-month period ended September 30, 2019 as compared to Ps 49.8 billion for the same period of 2018. This decrease was driven by a Ps 5.2 billion decrease in banking fees driven by lower investment banking fees, partially offset by a Ps 2.0 increase in fees from trust and portfolio management activities and a Ps 1.2 billion decrease in expenses from commission and fees.

Gross profit from sales of goods and services

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	6,256.4	5,140.8	1,115.6	21.7
Costs and expenses from sales of goods and services	(4,157.4)	(3,517.7)	(639.7)	18.2
Gross profit from sales of goods and services	2,099.0	1,623.1	475.9	29.3

Gross profit from sales of goods and services increased 29.3%, or Ps 475.9 billion from Ps 1,623.1 billion for the nine-month period ended September 30, 2018 to Ps 2,099.0 billion for the nine-month period ended September 30, 2019.

Income from sales of goods and services increased by Ps 1,115.6 billion from Ps 5,140.8 billion for the nine-month period ended September 30, 2018 to Ps 6,256.4 billion for the nine-month period ended September 30, 2019, driven higher income associated to the advances in the construction of three concession projects (Covioriente, Coviandina and Covipacífico) and to stronger results in Promigas.

Costs and expenses from sales of goods and services showed a Ps 639.7 billion increase from Ps 3,515.7 billion for the nine-month period ended September 30, 2018 to Ps 4,157.4 billion for the nine-month period ended September 30, 2019. This increase is mainly explained by an increase in costs related to the consumption of raw materials and production costs mainly in Corficolombiana’s concessions and in Promigas.

Net trading income

Total net trading income39 increased by Ps 3.5 billion from Ps 53.0 billion for the nine-month period ended September 30, 2018 to Ps 56.5 billion for the nine-month period ended September 30, 2019, driven by a Ps 33.4 billion increase in net trading income from investment securities held for trading through profit or loss, partially offset by a Ps 29.9 billion decrease in income from derivatives.

Corficolombiana’s net trading income from investment securities held for trading through profit or loss reached Ps 80.9 billion during the nine-month period ended September 30, 2019, Ps 33.4 billion higher than the Ps 47.5 billion reached during the same period of 2018. The Ps 33.4 billion increase in net trading income from investment securities is explained by a Ps 19.6 billion increase in income from equity investment securities held for trading through profit or loss (mainly investment funds) and a Ps 13.8 billion increase in income from fixed income held for trading portfolio.

The increase in the net trading income from investment securities was the result of an increase in the average balance of Corficolombiana’s investment securities held for trading through profit or loss from Ps 1,356.4 billion for the nine-month period ended September 30, 2018 to Ps 1,810.7 billion for the nine-month period ended September 30, 2019, resulting in a Ps 20.3 billion increase in net trading income, and an increase in the average yield from 4.7% for the nine-month period ended September 30, 2018 to 6.0% for the nine-month period ended September 30, 2019, which resulted in an increase in income of Ps 13.1 billion. The increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

Net trading income from derivatives decreased Ps 29.9 billion from a net gain of Ps 5.5 billion for the nine-month period ended September 30, 2018 to a loss of Ps 24.4 billion for the nine-month period ended September 30, 2019.

Total income from investment securities

Corficolombiana’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC ((ii) and (iii) are described above in the net interest income section as interest income from investment on debt securities). Corficolombiana manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 160.0 billion for the nine-month period ended September 30, 2019, 25.5% or Ps 32.5 billion higher than the Ps 127.4 billion registered during the same period of 2018. This increase is explained by an increase in the average yield on total investment securities from 5.0% for the nine-month period ended September 30, 2018 to 6.3% for the nine-month period ended September 30, 2019, which resulted in a Ps 33.6 billion increase in income. Partially offsetting the increase, was a decrease in the average balance of total investment securities from Ps 3,389.8 billion for the nine-month period ended September 30, 2018 to Ps 3,368.1 billion for the nine-month period ended September 30, 2019, which resulted in a Ps 1.0 billion decrease in income.

As mentioned above, the increase in the yield was driven by more favorable market conditions in 2019 than in 2018.

 39 Includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from fair value valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting

Other income

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(49.7)	5.5	(55.2)	(998.7)
Net gain on sales of debt and equity securities	31.1	1.7	29.4	1,759.9
Gain on the sale of non-current assets held for sale	-	2.8	(2.8)	(100.0)
Share of profit of equity accounted investees, net of tax (Equity method)	154.3	132.4	22.0	16.6
Dividend income	76.5	54.7	21.8	39.9
Net gain on asset valuation	0.1	(0.1)	0.2	(228.3)
Net income from other financial instruments at fair value through profit or loss	162.4	177.2	(14.8)	(8.4)
Other	5.5	45.8	(40.3)	(88.0)
Total other income	380.2	420.0	(39.8)	(9.5)

Total other income decreased by Ps 39.8 billion or 9.5% mainly driven by (i) a Ps 55.2 billion decrease in foreign exchange gains (losses), net to a loss of Ps 49.7 billion for the nine-month period ended September 30, 2019 versus a gain of Ps 5.5 billion for the nine-month period ended September 30, 2018 associated to fluctuations of the Colombian peso; (ii) a Ps 40.3 billion decrease in other income; and (iii) a Ps 14.8 billion decrease in net income from financial instruments designated at fair value (which are the concession arrangements rights in Promigas).

These decreases were partially offset by (i) a Ps 29.4 billion increase in net gain on sales of debt and equity securities; (ii) a Ps 22.0 billion increase from the equity method; and (iii) a Ps 21.8 billion increase in dividend income.

The Ps 29.4 billion increase in net gain on sales of debt and equity securities to Ps 31.1 billion for the nine-month period ended September 30, 2019 from a loss of Ps 1.7 billion for the same period of 2018 is associated to the realization of gains on fixed income investments.

Income from the equity method increased by Ps 22.0 billion to Ps 154.3 billion for the nine-month period ended September 30, 2019 from Ps 132.4 billion for the same period of 2018. This increase was explained by an increase in equity method from Cálidda and Gases del Caribe.

The Ps 21.8 billion increase in dividend income to Ps 76.5 billion for the nine-month period ended September 30, 2019 from Ps 54.7 billion during the same period of 2018 was mainly driven by a Ps 24.2 billion increase in dividend income from Grupo Energía de Bogotá (GEB), offset in part by a Ps 1.6 billion decrease from Sociedad Aeroportuaria de la Costa and a Ps 0.8 billion decrease from Fiduciaria de Occidente.

Other, which includes income on sales of foreclosed assets, property, plant and equipment and recoveries on other expenses, decreased by Ps 40.3 billion to Ps 5.5 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018, mainly driven by (i) a Ps 31.4 billion decrease in compensations as in 2018 a compensation associated to the Chirajara bridge was received; (ii) a Ps 8.1 billion decrease in other; and (iii) a Ps 0.7 billion decrease in income from sales of assets under financial leasing.

Other expenses

	For the nine-month period ended September 30,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	-	(0.2)	0.2	(100.0)
Personnel expenses	(67.5)	(72.5)	5.0	(6.9)
Salaries and employee benefits	(65.8)	(70.8)	5.0	(7.0)
Bonus plan payments	(1.7)	(1.6)	(0.1)	5.7
Labor severances	(0.1)	(0.2)	0.1	(61.2)
Administrative and other expenses	(79.6)	(67.3)	(12.3)	18.3
Depreciation and amortization	(5.9)	(5.8)	(0.1)	1.5
Impairment loss on other assets	(0.0)	-	(0.0)	-
Other expenses	(1.5)	(0.2)	(1.2)	504.7
Charitable and other donation expenses	(0.0)	(0.0)	(0.0)	73.3
Other	(1.5)	(0.2)	(1.2)	504.7
Total other expenses	(154.5)	(146.0)	(8.5)	5.8

Corficolombiana’ s total other expenses increased by Ps 8.5 billion or 5.8% to Ps 154.5 billion for the nine-month period ended September 30, 2019 as compared to the Ps 146.0 billion for the nine-month period ended September 30,2018. This increase was mainly driven by a Ps 12.3 billion increase in administrative and other expenses and a Ps 1.2 billion increase in other expenses. Partially offsetting these increases was a Ps 5.0 billion decrease in personnel expenses.

The Ps 12.3 billion increase in administrative and other expenses was mainly driven by a Ps 13.9 billion increase in taxes and surcharges due to a Ps 9.1 billion increase in taxes on financial transactions, a Ps 6.6 billion increase in VAT and a Ps 1.5 billion decrease in other taxes. This increase in operational taxes was partially offset by a Ps 0.9 billion decrease in insurance expenses and a Ps 0.5 billion decrease in rent expense.

Personnel expenses decreased 6.9% or Ps 5.0 billion from Ps 72.5 billion for the nine-month period ended September 30, 2018 to Ps 67.5 billion for the nine-month period ended September 30, 2019 driven by a Ps 5.0 billion decrease in salaries and employee benefits. This decrease is mainly attributable to the classification of Leasing Corficolombiana as a discontinued operation.

Income tax expense

Income tax expense for Corficolombiana decreased by Ps 5.8 billion, or 1.0%, to Ps 581.3 billion for the nine-month period ended September 30, 2019. Corficolombiana’s effective tax rate40 decreased from 35.5% for the nine-month period ended September 30, 2018 to 30.4% for the nine-month period ended September 30, 2019. The change in the effective tax rate was mainly driven by the positive impact on Corficolombiana’s non-financial subsidiaries of the Financing Law, passed by Colombian Government on December 2018, as the statutory tax rate decreased from 37% in 2018 to 33% in 2019.

Net income (loss) from discontinued operations

Net income (loss) from discontinued operations decreased by Ps 39.7 billion from a loss of Ps 6.5 billion for the nine-month period ended September 30, 2018 to a loss of Ps 46.2 billion for the nine-month period ended September 30, 2019. The Ps 6.5 billion loss for the nine-month period ended September 30, 2018 was due to a net loss of Banco Corficolombiana Panamá during 2018 associated to its liquidation process (liquidated on November 2018). The Ps 46.2 billion loss for the nine-month period ended September 30, 2019 was due to a net loss of Leasing Corficolombiana associated to its liquidation process, which started in May 2019.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in Corficolombiana increased by 4.4%, or Ps 15.6 billion to Ps 367.4 billion for the nine-month period ended September 30, 2019 as compared to the same period of 2018. The increase is mainly explained by a Ps 35.1 billion increase in net income attributable to non-controlling interest from Promigas, partially offset by a Ps 25.6 billion decrease in net income attributable to non-controlling interest from Epiandes.

The ratio of net income attributable to non-controlling interest to net income decreased from 28.2% for the nine-month period ended September 30, 2018 to 24.3% for the nine-month period ended September 30, 2019.

40 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends

B.       Liquidity and capital resources

The following table sets forth our sources of funding at September 30, 2019 and December 31, 2018.

	At September 30, 2019	At December 31, 2018

	(in Ps billions)
Liabilities and equity:
Trading liabilities	832.2	811.3
Hedging derivatives liabilities	115.3	195.5
Customer deposits	174,048.0	164,359.5
Interbank borrowings and overnight funds	5,721.8	6,814.1
Borrowings from banks and others	22,633.3	20,610.8
Bonds issued	21,457.1	20,140.3
Borrowings from development entities	3,674.8	3,646.8
Provisions	736.4	695.3
Income tax liabilities	2,918.1	2,574.4
Employee benefits	1,356.4	1,264.9
Other liabilities	7,991.2	9,008.0
Total liabilities	241,484.5	230,120.8
Equity attributable to owners of the parent	19,314.3	17,789.7
Non-controlling interest	13,048.5	11,764.6
Total equity	32,362.8	29,554.3
Total liabilities and equity	273,847.3	259,675.2

Capitalization ratios

The following table presents consolidated capitalization ratios for our Colombian banking subsidiaries and Corficolombiana, which are subject to capital requirements. As discussed in other sections of this document, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries will migrate to Basel III capital requirements in 2020.

	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
(in percentages)	Bogotá	Occidente	Popular	Villas	Corficolombiana	consolidated
Tangible equity ratio(1)	8.7	11.1	12.0	11.0	30.1	8.9
Tier 1 ratio(2)	9.6	10.2	8.7	10.2	36.7	-
Solvency ratio(3)	13.4	12.4	10.7	11.0	39.3	-

Source:  Company calculations based on each entity’s respective financial statements for the period indicated. Tangible equity ratio is calculated under IFRS. Tier 1 ratio and solvency ratio are calculated under Colombian IFRS applicable to Consolidated Financial Statements as required by the Superintendency of Finance.

(1)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial data—Ratios and Measures of Financial Performance” of our 2018 Form 20-F.

(2)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(3)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital Adequacy Requirements” of our 2018 Form 20-F.

All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and supervision as financial institutions by the Superintendency of Finance. Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance as a result of Law 1870 of 2017, also known as Law of Financial Conglomerates, which came in effect on

February 6, 2019. Grupo Aval, as the holding company of its financial conglomerate is responsible for the compliance with capital adequacy requirements, corporate governance standards, risk management and internal control and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital Adequacy Requirements” of our 2018 Form 20-F.

Funding

Our banking subsidiaries fund most of their loans with deposits. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At September 30, 2019	At December 31, 2018
	(in Ps billions)
Customer deposits	174,048.0	164,359.5
Interbank borrowings and overnight funds	5,721.8	6,814.1
Borrowings from banks and others	22,633.3	20,610.8
Bonds issued	21,457.1	20,140.3
Borrowings from development entities	3,674.8	3,646.8
Total funding	227,534.9	215,571.4

As of September 30, 2019, total funding increased by 5.5% from December 31, 2018 mainly as a result of an increase in deposits and borrowings from banks and others.

Between December 31, 2018 to September 30, 2019, borrowings from banks and others, deposits and bonds issued as a percentage of total funding increased by 39 basis points, 25 basis points and 9 basis points, respectively. Interbank borrowings and overnight funds and borrowings from development entities decreased as a percentage of total funding by 65 basis points and 8 basis points, respectively.

Our Colombian funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Corficolombiana and Porvenir, as assigned by BRC Investor Services S.A., an affiliate of Standard & Poor’s Investors Services LLC, or “S&P”.

The following table presents Grupo Aval’s and its subsidiaries international and local ratings as issuers.

		International			Local
					Fitch	BRC
			Fitch	Standard	Ratings	Standard	Outlook	Outlook	Outlook
		Moody's	Ratings	& Poor's	Nacional	& Poor's	Moody’s	Fitch	S&P
Grupo Aval	Foreign currency - Long term	Ba2	BBB				Negative	Negative
	Local currency - Long term	Ba2	BBB			AAA
Banco de Bogotá	Foreign currency - Long term	Baa2	BBB	BB+
	Foreign currency - Short term	P2	F2	B			Negative	Negative	Stable
	Local currency - Long term	Baa2	BBB	BB+		AAA
	Local currency - Short term	P2	F2	B		BRC1+
Banco de Occidente	Foreign currency - Long term		BBB		AAA	AAA		Negative
	Foreign currency - Short term		F3		F1+	BRC1+
	Local currency - Long term		BBB		AAA	AAA		Stable
	Local currency - Short term		F3		F1+	BRC1+
Banco Popular	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Banco AV Villas	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Corficolombiana	Foreign currency - Long term		BBB		AAA			Negative
	Foreign currency – Short term		F2
	Local currency - Long term		BBB		AAA	AAA		Stable
	Local currency - Short term		F2		F1+	BRC1+

Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding” of our 2018 Form 20-F.

The following tables present our consolidated funding from deposits at the dates indicated.

	At September 30, 2019	At December 31, 2018
	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	23,398.4	22,377.7
Time deposits	76,164.2	66,853.0
Savings deposits	57,774.6	57,221.4
Total interest-bearing customer deposits	157,337.2	146,452.1
Non-interest-bearing customer deposits:
Checking accounts	16,298.7	17,325.2
Other deposits (1)	412.0	582.1
Total non-interest-bearing customer deposits	16,710.7	17,907.3
Total customer deposits	174,048.0	164,359.5

(1) Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 39,697.1 billion at September 30, 2019 and Ps 39,702.9 billion at December 31, 2018, representing 17.4% and 18.4% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 76,164.2 billion at September 30, 2019 and Ps 66,853.0 billion at December 31, 2018, representing 33.5% and 31.0% of total funding, respectively.

The following table present time deposits held at September 30, 2019, by amount and maturity for deposits.

	At September 30, 2019
	Peso-	Foreign currency-
	denominated	denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	6,864.8	6,214.5	13,079.3
From 3 to 6 months	3,738.8	1,949.8	5,688.5
From 6 to 12 months	8,519.0	1,097.1	9,616.1
More than 12 months	15,737.4	339.9	16,077.3
Time deposits less than U.S.$100,000 (1)	4,733.4	202.0	4,935.4
Total domestic	39,593.4	9,803.2	49,396.5

Foreign	-	26,767.7	26,767.7
Total	39.593.4	36,570.9	76,164.2

(1)	Equivalent to Ps 347.7 million at the representative market rate at September 30, 2019 of Ps 3,477.45 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 57,774.6 billion at September 30, 2019 and Ps 57,221.4 billion at December 31, 2018, representing 25.4% and 26.5% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 412.0 billion at September 30, 2019 and Ps 582.1 billion at December 31, 2018, representing 0.2% and 0.3% of total funding, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 5,721.8 billion at September 30, 2019 and Ps 6,814.1 billion at December 31, 2018, representing 2.5% and 3.2% of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the period indicated at September 30, 2019.

	At and for the nine-months ended September 30, 2019
	Amount	Average rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	5,721.8
Average during period	7,562.6	4.5%
Maximum amount of borrowing at any month-end	10,903.3
Interest paid during the period	257.8

As part of their interbank transactions, our banks maintain a portfolio of government securities and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term nature of this source of funding, these transactions are volatile and are generally composed of Colombian government securities.

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 22,633.3 billion at September 30, 2019 and Ps 20,610.8 billion at December 31, 2018, representing 9.9% and 9.6% of total funding, respectively.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 21,457.1 billion at September 30, 2019 and Ps 20,140.3 billion at December 31, 2018, representing 9.4% and 9.3% of total funding requirements, respectively.

On September 26, 2012, Grupo Aval Limited (an offshore entity 100% owned by Grupo Aval) issued U.S.$1.0 billion (Ps 1,795.7 billion at the date of the issuance) 4.75% Senior Notes due 2022. On November 24, 2016, Grupo Aval S.A. issued CPI+3.86% Senior Notes due 2026 and CPI+4.15% Senior Notes due 2036 in the Colombian market for Ps 300 billion (U.S.$94.1 million at the date of the issuance). On June 28, 2017, Grupo Aval S.A. issued CPI+2.69% Senior Notes due 2020 and CPI+3.99% Senior Notes due 2042 in the Colombian market for Ps 400 billion (U.S.$132.2 million at the date of the issuance).

Aside from these, our subsidiaries have also issued bonds in pesos and U.S.$ in the local and international markets.

The following bond issuances were placed in the market in the nine-month period ended September 30, 2019:

	Issuance	Amount
Issuer	date	(in Ps billions)	Expiration date	Interest rate
Banco Popular	2019	346.8	February 2022 and 2024	Fixed 6.33% and 6.84%
Banco de Occidente	2019	400.0	September 2022, 2029 and 2024	CPI + 1.75% and 2.63%. Fixed 5.83%
Corficolombiana	2019	500.0	August 2022, 2029 and 2039	CPI + 2.16%, 3.07% and 3.90%
Banco de America Central Honduras S.A.	2019	123.4	May 2020 to April 2022	1.00% to 9.50%
Banco de America Central S.A. El Salvador	2019	208.6	April 2024 to August 2024	5.85%

(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at September 30, 2019 of Ps 3,477.45.

Capital expenditures

Grupo Aval incurred Ps 439.5 billion of net capital expenditures in tangible assets in the nine-month period ended September 30, 2019, as compared to Ps 238.2 billion in the same period of 2018.

E.       Off-balance sheet arrangements

In the ordinary course of business, our bank subsidiaries have entered into various types of off-balance sheet arrangements, including credit lines, letters of credit and financial guarantees. Our bank subsidiaries utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our banking subsidiaries may hold cash or other liquid collateral to support these commitments, and they generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments does not represent our bank subsidiaries’ future credit exposure or funding requirements. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments and other contingencies at the dates presented for Grupo Aval on a consolidated basis.

	At September 30, 2019	At December 31, 2018
Grupo Aval	(in Ps billions)
Unused credit card limits	23,674.7	20,816.1
Issued and confirmed letters of credit	1,202.0	1,186.7
Unused lines of credit	3,115.9	3,105.7
Bank guarantees	3,329.5	3,446.6
Approved credits not disbursed	1,761.2	2,370.7
Civil demands against our banks	747.0	391.3
Other	242.9	321.3
Total	34,073.1	31,638.2

F.       Tabular Disclosure of Contractual Obligations

The following tables present our contractual obligations at September 30, 2019.

	At September 30, 2019
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
	Grupo Aval (in Ps billions)
Liabilities(1):
Long-term debt obligations(2)	21,457.1	2,181.2	2,932.1	7,411.4	8,932.4
Time deposits	76,164.2	51,260.0	17,406.5	3,288.8	4,209.0
Long-term borrowings from banks and others	22,633.3	12,968.0	3,941.2	962.2	4,761.8
Interbank and overnight funds	5,721.8	5,721.8	-	-	-
Borrowing from development entities	3,674.8	573.8	2,085.4	447.0	568.7
Other liabilities	7,991.2	5,221.8	2,303.7	357.8	107.8
Employee benefit plans	1,356.4	618.6	132.4	178.2	427.2
Total	138,998.7	78,545.2	28,801.3	12,645.3	19,006.9

(1)	Excludes Ps 97,883.7 billion of customer deposits not accounted for as contractual obligations.

(2)	See Note 4.E to our unaudited condensed consolidated interim financial statements at September 30, 2019.

Grupo Aval through its subsidiaries has contractual obligations under operating lease agreements. During the nine-month periods ended September 30, 2019 and 2018, total expense incurred in respect to these agreements amounted to Ps 231.6 billion and Ps 221.9 billion, respectively, and were recorded within Other expenses. Management does not expect this expense to change significantly in subsequent periods.

ITEM 4. RECENT DEVELOPMENTS

A.       Legal Proceedings

Investigation of the Superintendency of Industry and Commerce in relation to the Ruta del Sol Project Sector 2

On September 13, 2018, the Superintendency of Industry and Commerce ("SIC") issued Resolution No. 67837 ordering an investigation and formulating charges against a number of individuals and entities, including Grupo Aval Acciones y Valores S.A. ("Grupo Aval"), Corporación Financiera Colombiana S.A. ("Corficolombiana"), Estudios y Proyectos del Sol S.A.S. ("Episol"), a company 100% owned by Corficolombiana, and Concesionaria Ruta del Sol (CRDS), a company in which Corficolombiana participates with 33%. Likewise, the SIC decided to charge some current and former officials of Corficolombiana and Grupo Aval, including José Elías Melo Acosta, Luis Carlos Sarmiento Gutiérrez and Diego Fernando Solano Saravia.

The SIC argues alleged violations of the Colombian legal regime of free economic competition in the bidding process for the awarding of the Ruta del Sol Sector 2 Project. As a result of the above, the SIC formulated two charges against Corficolombiana, two charges against Episol, one charge against CRDS and one charge against Grupo Aval.

The formulation of charges made by the SIC corresponds to the opening of a formal investigation which, after the different stages of the proceeding are conducted, may result in the dismissal of the charges or in the imposition of economic sanctions. In this regard, numeral 15 of article 4 of Decree 2153 of 1992, modified by article 25 of Law 1340 of 2009, provides that for the violation of any of the provisions on protection of competition, the SIC may impose sanctions up to the amount of 100,000 current monthly minimum wages (currently Ps 82.8 billion for each charge) or, if it turns out to be greater, up to 150% of the profits derived from the conduct by the offender. In case of an unfavorable decision, the maximum amount of an eventual penalty would impact net income attributable to the owners of the parent of Grupo Aval in Ps 221.3 billion.

Grupo Aval, Corficolombiana and Episol, as well as their officials subject to the investigation, submitted their respective defenses in October 2018, accompanied by documentary evidence and requests for the practice of evidence to debate the reasons that led the SIC to these accusations.

On August 5, 2019, the SIC issued Resolution No. 33788 ordering the hearing of evidence. Several individuals testified before the SIC between August and December 2019, marking the end of the investigation phase.

In the next phase of this process the head of the investigation (Superintendente Delegado para la Protección de la Competencia) will prepare a report (“Informe Motivado”) outlining the Superintendente Delegado’s findings. The parties will be given an opportunity to reply to this report before a final decision is made by the Superintendent of Industry and Commerce.

It is not possible to establish how long it will take the SIC to decide this case. There is also no certainty about the assessment of this contingency, since it will be the result of the investigation and analysis of the SIC in relation to the various documents of defense that were filed, which will lead to the dismissal of the charges or the possible imposition of a fine and graduation of the same.

Class Action before the Administrative Tribune of Cundinamarca in connection with the Ruta del Sol Project Sector 2

On January 26, 2017, the Procurator-General Office (Procuraduría General de la Nación or “PGN”) filed a class action against CRDS, (a company formed by Construtora Norberto Odebrecht S.A., Odebrecht Investimentos em Infraestructura Ltda., CSS Constructores S.A. and Episol), the National Infrastructure Agency ("ANI") and its members, for the violation of the collective rights of administrative morality, defense of public patrimony and access to public services, action that was conducted before the first section of the Administrative Tribunal of Cundinamarca ("TAC" ).

On December 6, 2018 the TAC, issued a first instance ruling in the referred class action against CRDS, and its shareholders including Episol, and other individuals and entities, including the former President of Corficolombiana, Jose Elias Melo Acosta. In its ruling, the TAC found the defendants jointly and severally liable for the damages caused to the collective interests and ordered the payment of Ps 800.2 billion in favor of the Colombian Ministry of

Transportation. Likewise, the TAC debarred the defendants for a term of ten years to contract with the Colombian government and to hold positions in public office. Subsequently, by order of February 8, 2019 alleging arithmetical errors in its ruling, the TAC corrected the amount of the sentence reducing it to an amount of Ps 715.7 billion.

The aforementioned ruling is not final since several appeals were filed against it by Episol and the other defendants. Such appeals were granted by the TAC on February 25, 2019 and the effects of the ruling were suspended until the appeal is decided by the Consejo de Estado (Colombia’s Supreme Court on administrative matters). In the case of Episol, the appeal filed argues multiple substantive and procedural defects in accordance with which the decisions against it should be revoked.

On October 24, 2019, the Consejo de Estado, which has not yet ruled on the appeal, lifted the suspensive effects of the appeal. Requests for reconsideration have been submitted by Episol and other parties to that proceeding, but if upheld, the first instance decision to debar these entities would go into effect. Because Episol has never directly contracted with the Colombian Government, the debarment would not affect any of its current projects.

It is not possible to establish the time it will take for the Consejo de Estado to make a decision in relation to the request for reconsideration or the appeal. In the event that the first instance decision is confirmed and that Episol is compelled to assume the entire amount of the sentence, the maximum impact to the net attributable profit of Grupo Aval would be Ps. 273,720.

Investigations by United States authorities

The Department of Justice of the United States ("DOJ") and the United States Securities and Exchange Commission ("SEC") informed Grupo Aval that they had opened an investigation on matters related to the Ruta del Sol II project. Grupo Aval is cooperating with the DOJ and the SEC in these investigations. It is not possible to predict the decisions that the DOJ or the SEC will take as a result of the issues that are the subject of these investigations, nor the impact that such investigations and their outcome may have on Grupo Aval and / or its subsidiaries.

Arbitration Tribunal of the Chamber of Commerce of Bogotá.

On January 18, 2017, as a result of Odebrecht’s admission of guilt and the results of the investigation conducted by the Fiscalía, the ANI requested the Arbitration Tribunal to declare null and void the Concession Contract No. 001 of 2010 for the construction of toll road concession Ruta del Sol Sector 2. In order to defend its interest as shareholder of Concesionaria Ruta del Sol and in particular, its right to recover the amount of its investment in the Concessionaire, on October 3, 2017, Episol requested and was later admitted as a joint litigant (Litisconsorte) to the proceedings.

On August 6, 2019, the Arbitration Tribunal of the Chamber of Commerce of Bogotá declared null and void the Concession Contract No. 001 of 2010, its ancillary documents and other contractual agreements signed between the Instituto Nacional de Concesiones - INCO (today ANI) and the Concesionaria Ruta del Sol S.A.S. (CRDS) for the construction of Sector 2 of the Ruta del Sol Project.

The Arbitration Tribunal determined the liquidation value that the ANI must pay to CRDS for the benefit of its good faith third party creditors to be Ps 211.3 billion.

As of September 30, 2019, CRDS had outstanding loans with our banking subsidiaries in the amount of Ps 738.4 billion (approximately U.S.$212.4 million) of which our banking subsidiaries have recorded provisions for 86.2% (Ps 636.4 billion) of our credit exposure to CRDS. Any liquidation payment paid by ANI to CRDS would be paid over by CRDS ratably to its creditors, limiting the amount paid over to us.

The Arbitration Tribunal’s decision has been appealed by several parties, including Episol and our banking subsidiaries. The Consejo de Estado will hear the appeal and reach a final decision, which could take several months.

B.       Acquisitions

Leasing Bogotá S.A. Panamá (“Leasing Bogotá”), a wholly owned subsidiary of Banco de Bogotá, entered into an agreement on October 31, 2019 to acquire 99.1% of the share capital of Multi Financial Group, Inc. (“MFG”), the holding company for Multibank Panama for a cash purchase price of U.S.$728.0 million. The agreement provides for the possibility that shareholders of the remaining 0.9% of MFG’s share capital, adhere to the transaction prior to the closing date.

This transaction represents an important step in our regionalization strategy. Based on financial statements provided by MFG to us as of September 30, 2019, MFG had consolidated assets of approximately U.S.$ 4,761.0 billion and shareholders’ equity of U.S.$ 572.4 million, in each case under IFRS. Upon closing of the transaction, MFG will become an indirect subsidiary of Grupo Aval and these assets will be added to our consolidated balance sheet. In the nine-month period ended September 30, 2019, MFG's recorded net income of approximately U.S.$42.0 million. The transaction is expected to add more than 100,000 new customers to Banco de Bogotá.

Statement of Income

	For the nine-month period ended September 30, 2019	For the year ended December 31, 2018
	MFG (in U.S. millions)
Total interest income	196.5	261.8
Total interest expense	(108.9)	(132.0)
Net interest income	87.6	129.7
Net impairment loss on financial assets	(18.5)	(8.9)
Net income from commissions and fees	16.7	24.3
Other income	32.5	23.0
Other expenses	(71.5)	(99.6)
Income before income tax expense	46.8	68.6
Income tax expense	(4.8)	(12.0)
Net income for period	42.0	56.6

Statement of Financial Position

	As of September 30, 2019	As of December 31, 2018
	MFG (in U.S. millions)
Assets:
Cash and cash equivalents	337.6	322.0
Trading assets	69.9	71.9
Investment securities	590.0	756.2
Hedging derivative assets	1.6	1.1
Total loans	3,404.2	3,413.0
Tangible assets	97.7	71.3
Income tax assets	12.3	9.2
Other assets	247.8	259.2
Total assets	4,761.0	4,903.9

Liabilities:
Trading liabilities	53.1	37.3
Hedging derivatives liabilities	9.1	3.8
Customer deposits	2,824.1	2,935.2
Interbank borrowings and overnight funds	31.1	75.5
Borrowings from banks and others	652.4	684.6
Bonds issued	446.2	438.4
Other liabilities	172.7	202.3
Total liabilities	4,188.6	4,377.0

Total equity	572.4	526.9
Total liabilities and equity	4,761.0	4,903.9

The transaction is expected to close in the second quarter of 2020 after the required regulatory approval process is completed.

The financial condition and results of operations of MFG presented in this report on Form 6-K are based solely on financial statements provided by MFG to us. Such financial statements have not been subject to our internal controls and we make no representation as to their accuracy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

Independent Auditors’ Report on Review of Interim Financial Information

To the Stockholders and Board of Directors

Grupo Aval Acciones y Valores S.A.:

Introduction

We have reviewed the accompanying September 30, 2019 condensed consolidated interim financial information of Grupo Aval Acciones y Valores S.A. (“the Company”), which comprises:

·	the condensed consolidated statement of financial position as at September 30, 2019;

·	the condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2019;

·	the condensed consolidated statements of other comprehensive income for the three-month and nine-month periods ended September 30, 2019;

·	the condensed consolidated statements of changes in equity for the nine month period ended September 30, 2019;

·	the condensed consolidated statements of cash flows for the nine month period ended September 30, 2019; and

·	notes to the interim financial information.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying September 30, 2019 condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

/s/ KPMG S.A.S

KPMG S.A.S

Bogotá, Colombia

January 17, 2020

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Financial Position

(Figures in millions of Colombian pesos)

	Notes	September 30, 2019 US$ (1)	September 30, 2019 (2)		December 31, 2018
Assets
Cash and cash equivalents		7,860.0	Ps.	27,332,720	Ps.	28,401,283
Trading assets		2,673.9		9,298,381		7,204,312
Investment securities		7,059.9		24,550,557		23,030,159
Hedging derivatives assets	4	8.0		27,792		30,138
Loans, net	4	50,160.2		174,429,722		168,685,654
Other accounts receivable, net		3,113.6		10,827,409		9,300,643
Non-current assets held for sale		28.4		98,588		186,714
Investments in associates and joint ventures		284.8		990,266		982,743
Tangible assets	6	2,591.1		9,010,334		6,588,483
Goodwill	7	2,207.5		7,676,349		7,318,594
Concessions	8	2,008.8		6,985,611		5,514,481
Other intangibles		321.6		1,118,430		1,033,884
Income tax assets		320.0		1,112,855		935,175
Other assets		111.7		388,325		462,890
Total assets		78,749.5	Ps.	273,847,339	Ps.	259,675,153

Liabilities and equity
Liabilities
Trading liabilities	4	239.3	Ps.	832,247	Ps.	811,305
Hedging derivatives liabilities	4	33.2		115,310		195,539
Customer deposits	4	50,050.5		174,047,965		164,359,451
Financial obligations	4	15,381.1		53,486,929		51,211,990
Provisions	11	211.8		736,403		695,288
Income tax liabilities		839.1		2,918,062		2,574,398
Employee benefits	10	390.1		1,356,397		1,264,881
Other liabilities	12	2,298.0		7,991,186		9,007,953
Total liabilities		69,443.0	Ps.	241,484,499	Ps.	230,120,805

Equity
Owners of the parent:
Subscribed and paid-in capital		6.4	Ps.	22,281	Ps.	22,281
Additional paid-in capital		2,428.7		8,445,766		8,472,336
Retained earnings		2,755.8		9,582,993		8,598,319
Other comprehensive income		363.3		1,263,292		696,773
Equity attributable to owners of the parent		5,554.2		19,314,332		17,789,709
Non-controlling interest		3,752.3		13,048,508		11,764,639
Total equity		9,306.5		32,362,840		29,554,348
Total liabilities and equity		78,749.5	Ps.	273,847,339	Ps.	259,675,153

The accompanying notes are an integral part of the condensed consolidated financial statements.

(1)	See note 2.1, “convenience translation into U.S. dollars”.

(2)	The Group has adopted IFRS 16 from January 1, 2019 (see Note 2.2)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Income

(Figures in millions of Colombian pesos)

		For the three-months periods ended September 30					For the nine-months periods ended September 30
	Notes	2019 US$ (1)	2019 (2)		2018		2019 US$ (1)	2019 (2)		2018

Interest income		1,421.2	Ps.	4,942,101	Ps.	4,687,117	4,168.9	Ps.	14,497,059	Ps.	13,665,021
Interest expense		(607.6)		(2,112,794)		(1,847,276)	(1,756.2)		(6,106,931)		(5,550,183)
Net interest income		813.6		2,829,307		2,839,841	2,412.7		8,390,128		8,114,838

Net impairment loss on financial assets		(313.1)		(1,088,764)		(1,027,721)	(814.7)		(2,833,024)		(2,514,708)
Net interest income, after impairment losses		500.5		1,740,543		1,812,120	1,598.0		5,557,104		5,600,130

Income from commissions and fees		436.9		1,519,191		1,336,060	1,272.5		4,425,026		3,993,706
Expenses from commissions and fees		(47.2)		(163,999)		(142,296)	(133.3)		(463,640)		(450,692)
Net income from commissions and fees	15	389.7		1,355,192		1,193,764	1,139.2		3,961,386		3,543,014

Income from sales of goods and services		684.7		2,380,956		2,465,157	1,835.3		6,382,321		5,296,972
Costs and expenses of sales goods and services		(494.5)		(1,719,463)		(1,492,853)	(1,307.4)		(4,546,539)		(3,859,830)
Gross profit from sale of goods and services	15	190.2		661,493		972,304	527.9		1,835,782		1,437,142

Net trading income	16	138.4		481,317		109,466	229.5		798,067		263,788
Net income from other financial instruments mandatory at fair value through profit or loss		15.9		55,242		50,167	46.7		162,374		177,212

Other income	17	30.1		104,778		297,550	217.6		756,760		857,871
Other expenses	17	(755.2)		(2,626,035)		(2,231,387)	(2,105.5)		(7,321,646)		(6,659,740)

Net income before tax expense		509.7		1,772,530		2,203,984	1,653.5		5,749,827		5,219,417
Income tax expense		(128.4)		(446,518)		(750,826)	(479.5)		(1,667,492)		(1,675,658)
Net income		381.3	Ps.	1,326,012	Ps.	1,453,158	1,173.9	Ps.	4,082,335	Ps.	3,543,759

Net income attributable to:
Owners of the parent		213.7		743,207		782,712	666.9		2,319,268		2,061,973
Non-controlling interest		167.6		582,805		670,446	507.0		1,763,067		1,481,786
		381.3	Ps.	1,326,012	Ps.	1,453,158	1,173.9	Ps.	4,082,335	Ps.	3,543,759

Net income per share basic and diluted (in Colombian pesos)				33.4		35.1			104.1		92.5

The accompanying notes are an integral part of the condensed consolidated financial statements.

(1)	See note 2.1, “convenience translation into U.S. dollars”.

(2)	The Group has adopted IFRS 16 from January 1, 2019 (see Note 2.2)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Other Comprehensive Income

(Figures in millions of Colombian pesos)

		For the three-months period ended September 30,					For the nine-months periods ended September 30,
	Notes	2019 US$ (1)	2019		2018		2019 US$ (1)	2019		2018

Net income		381.3	Ps.	1,326,012	Ps.	1,453,158	1,173.9	Ps.	4,082,335	Ps.	3,543,759

Other comprehensive income
Items that may be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations
Foreign currency translation differences from hedged foreign operations	5	351.3		1,221,753		169,499	301.7		1,049,040		(24,088)
Hedging derivative instrument	5	(182.3)		(633,985)		(79,935)	(156.6)		(544,646)		(1,746)
Hedging non-derivative instrument	5	(168.9)		(587,404)		(89,775)	(145.0)		(504,148)		26,174
Cash flow hedges		(1.2)		(4,153)		3,157	0.9		3,292		118
Foreign currency translation differences from unhedged foreign operations		(0.2)		(801)		(120,397)	32.0		111,231		(178,782)
Unrealized gains (losses) on securities at FVOCI		8.5		29,596		16,435	120.6		419,251		(146,578)
Investments in associates and joint ventures		5.4		18,724		3,402	3.4		11,926		(4,223)
Income tax benefit		100.9		350,760		53,315	67.3		233,918		17,241
Total, items that may be reclassified to profit or loss		113.4	Ps.	394,490	Ps.	(44,299)	224.3	Ps.	779,864	Ps.	(311,884)

Items that will not be reclassified to profit or loss
Revaluation investment properties		0.0		—		—	1.4		4,956		—
Unrealized gains (losses) on equity securities at FVOCI		10.5		36,352		(16,551)	63.9		222,069		(29,202)
Actuarial gains (losses) from defined benefit pension plans		0.1		258		(301)	(8.9)		(30,940)		17,546
Income tax benefit (expense)		0.1		367		(2,391)	(0.0)		(3)		(9,844)
Total, items that will not be reclassified to profit or loss		10.6	Ps.	36,977	Ps.	(19,243)	56.4	Ps.	196,082	Ps.	(21,500)

Total other comprehensive income (loss)		124.1		431,467		(63,542)	280.6		975,946		(333,384)
Total comprehensive income, net of taxes		505.4	Ps.	1,757,479	Ps.	1,389,616	1,454.6	Ps.	5,058,281	Ps.	3,210,375

Total comprehensive income for the periods attributable to:
Owners of the parent		284.9		990,890		701,758	829.9		2,885,787		1,829,814
Non-controlling interest		220.4		766,589		687,858	624.7		2,172,494		1,380,561
		505.4	Ps.	1,757,479	Ps.	1,389,616	1,454.6	Ps.	5,058,281	Ps.	3,210,375

The accompanying notes are an integral part of the condensed consolidated financial statements.

(1)	See note 2.1, “convenience translation into U.S. dollars”.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Consolidated Statement of Changes in Equity for the nine-month periods ended at September 30, 2019 and 2018

(Figures in millions of Colombian pesos)

	Subscribed and paid-in capital		Additional paid – in capital		Appropriated retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non- controlling interest (NCI)		Total equity
Balance at December 31, 2017	Ps.	22,281	Ps.	8,412,685	Ps.	7,573,912	Ps.	223,543	Ps.	16,232,421	Ps.	9,745,829	Ps.	25,978,250
Change in accounting policies on January 1, 2018		—		(109,254)		(776,651)		609,270		(276,635)		(185,282)		(461,917)
Balance at January 1, 2018		22,281		8,303,431		6,797,261		832,813		15,955,786		9,560,547		25,516,333
Issuance of shares		—		—		—		—		—		988,118		988,118
Equity transactions		—		179,106		—		(41,447)		137,659		(137,659)		—
Dividends declared		—		—		(1,069,490)		—		(1,069,490)		(739,125)		(1,808,615)
Other comprehensive income		—		—		—		(190,712)		(190,712)		(142,672)		(333,384)
Net income		—		—		2,061,973		—		2,061,973		1,481,786		3,543,759
Balance at September 30, 2018	Ps.	22,281	Ps.	8,482,537	Ps.	7,789,744	Ps.	600,654	Ps.	16,895,216	Ps.	11,010,995	Ps.	27,906,211

	Subscribed and paid-in capital		Additional paid – in capital		Appropriated retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non- controlling interest (NCI)		Total equity
Balance at December 31, 2018	Ps.	22,281	Ps.	8,472,336	Ps.	8,598,319	Ps.	696,773	Ps.	17,789,709	Ps.	11,764,639	Ps.	29,554,348
Change in accounting policies on January 1, 2019 (1)		—		—		(5,101)		—		(5,101)		(21,881)		(26,982)
Balance at January 1, 2019		22,281		8,472,336		8,593,218		696,773		17,784,608		11,742,758		29,527,366
Equity transactions		—		(26,570)		—		—		(26,570)		(40,527)		(67,097)
Dividends declared		—		—		(1,336,861)		—		(1,336,861)		(829,044)		(2,165,905)
Realization of equity instruments		—		—		7,368		—		7,368		2,827		10,195
Other comprehensive income		—		—		—		566,519		566,519		409,427		975,946
Net income		—		—		2,319,268		—		2,319,268		1,763,067		4,082,335
Balance at September 30, 2019	Ps.	22,281	Ps.	8,445,766	Ps.	9,582,993	Ps.	1,263,292	Ps.	19,314,332	Ps.	13,048,508	Ps.	32,362,840

U.S. dollars at September 30, 2019 (2)		6.4		2,428.7		2,755.8		363.3		5,554.2		3,752.3		9,306.5

The accompanying notes are an integral part of the condensed consolidated financial statements.

(1)	The Group has adopted IFRS 16 from January 1, 2019 (see Note 2.)

(2)	See note 2.1, “convenience translation into U.S. dollars”.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2019 and 2018

(Figures in millions of Colombian pesos)

	Notes	September 30, 2019 US$ (1)	September 30, 2019 (2)		September 30, 2018
Cash flows from operating activities:
Net income before income tax		1,653.5	Ps.	5,749,827	Ps.	5,219,417

Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation and amortization	15-17	280.5		975,596		694,324
Impairment losses of loans and receivables, net	4-15	917.5		3,190,506		2,808,693
(Gains) in concession agreements		(846.2)		(2,942,769)		(1,141,028)
Net interest income		(2,412.7)		(8,390,128)		(8,114,838)
(Gains) on sales of non-current assets held for sale, net	17	(4.2)		(14,612)		(11,681)
(Gain) losses on sales of property, plant and equipment		(6.1)		(21,285)		(28,464)
Foreign exchange losses		163.3		567,905		(107,630)
Share of profit of equity accounted investees, net of tax		(50.2)		(174,445)		(142,361)
Other adjustments for reconciliation of net income		(111.1)		(386,216)		(89,497)

Fair value adjustments on:
Derivative financial instruments		(144.9)		(503,936)		(70,234)
Non-current assets held for sale		1.6		5,453		14
Investment property		(0.7)		(2,390)		(10,935)
Biological assets		(3.9)		(13,542)		(13,907)

Changes in operating assets and liabilities:
Trading assets		(283.0)		(984,235)		1,548,070
Accounts receivable		28.3		98,564		(60,649)
Non-current assets held for sale		4.5		15,740		10,799
Other assets		(2.2)		(7,598)		(30,505)
Other liabilities, provisions and employee benefits		(608.7)		(2,116,888)		1,065,394
Loan portfolio		(1,117.6)		(3,886,400)		(2,307,950)
Customer deposits		1,289.0		4,482,448		(3,532,999)
Interbank borrowings and overnight funds		(346.4)		(1,204,475)		3,630,589
Borrowings from development entities		0.6		2,049		(1,246)
Borrowings from banks		(366.1)		(1,272,929)		(443,027)
Interest received		3,964.4		13,786,097		13,567,412
Interest paid		(1,593.3)		(5,540,634)		(3,271,264)
Lease interest		(43.6)		(151,610)		—
Income tax payments		(409.8)		(1,424,998)		(1,174,293)
Net cash (used) provided by operating activities		(47.4)	Ps.	(164,905)	Ps.	7,992,204

Cash flows from investing activities:
Purchases of amortized cost financial assets		(879.6)	Ps.	(3,058,597)	Ps.	(2,473,775)
Redemptions of amortized cost financial assets		870.1		3,025,763		2,422,251
Purchases financial assets of FVOCI		(5,831.0)		(20,277,000)		(14,472,687)
Proceeds from sales financial assets of FVOCI		5,807.5		20,195,459		11,173,836
Purchases of tangible assets		(123.0)		(427,828)		(394,427)
Proceeds from sales of property, plant and equipment		27.1		94,275		157,353
Proceeds from sales of non-current assets held for sale		31.7		110,392		44,468
Additions of concession arrangement rights		(130.0)		(452,166)		(1,538,719)
Additions of other intangible assets		(63.0)		(218,957)		(257,504)
Proceeds from concessions		0.0		155		125
Dividends received		71.0		246,763		158,607
Effect of loss of control of subsidiaries		0.0		—		(3,610)
Net cash (used) in by investing activities		(219.1)	Ps.	(761,741)	Ps.	(5,184,082)

Cash flows from financing activities:
Dividends paid to shareholders		(268.5)	Ps.	(933,574)	Ps.	(859,528)
Dividends paid to non-controlling interest		(173.3)		(602,709)		(546,507)
Issuance of debt securities		438.9		1,526,106		939,682
Payment of outstanding debt securities		(324.4)		(1,127,989)		(1,006,980)
Leases		(78.8)		(274,156)		—
Capitalization		-		—		988,118
Equity transactions		(19.3)		(67,097)		—
Net cash (used) in financing activities		(425.4)	Ps.	(1,479,419)	Ps.	(485,215)

Effect of foreign currency changes on cash and cash equivalents		383.6		1,337,501		(262,927)

Increase (decrease) in cash and cash equivalents		(307.3)		(1,068,563)		2,059,980

Cash and cash equivalents at beginning of period		8,167.3	Ps.	28,401,283	Ps.	22,336,838
Cash and cash equivalents at end of period		7,860.0	Ps.	27,332,720	Ps.	24,396,818

The accompanying notes are an integral part of the condensed consolidated financial statements

(1)	See note 2.1, “convenience translation into U.S. dollars”.

(2)	The Group has adopted IFRS 16 from January 1, 2019 (see Note 2.)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 1 – REPORTING ENTITY

Grupo Aval Acciones y Valores S.A. (hereinafter the “The Group” or “Grupo Aval”) was established under Colombian law in January 7, 1994, with its main offices and business address registered in Bogotá, D.C., Colombia. The corporate purpose of Grupo Aval is the purchase and sale of securities issued by financial and commercial entities. Grupo Aval is the majority shareholder of Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., entities whose main purpose is to perform all transactions, operations and services inherent to the banking business, pursuant to applicable laws and regulations. Furthermore, through its direct and indirect investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and in Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval engages in investment banking activities, invests in the non-financial sector and manages pensions and severance funds in Colombia.

NOTE 2 – BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated condensed interim financial information has been prepared in accordance with International accounting standard IAS 34 Interim Financial Reporting.

These interim financial statements do not include all the information required for a complete set of IFRS financial statements and should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended December 31, 2018. All information is presented in millions of pesos and has been rounded to the nearest unit.

Grupo Aval does not present relevant seasonal or cyclical effects on its disclosed revenue. However selected explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group’s financial position and performance since the last annual financial statements.

2.1. Convenience translation into U.S. dollars

The presentation currency of Grupo Aval´s condensed consolidated financial statements is the Colombian Peso. The U.S. dollar amounts disclosed in these condensed consolidated financial statements are presented solely for the convenience of the reader, dividing the Colombian peso amounts by the exchange rate of Ps. 3,477.45 per US$1.00, which is the market exchange rate as of September 30, 2019, as calculated and certified by the Central Bank of Colombia. The use of this methodology in translating Colombian pesos into U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or the amount that could be converted into U.S. dollars at that rate or any other rate.

2.2. Changes in significant accounting policies

Except for the changes described below, the accounting policies applied in these interim financial statements are the same as those applied by Grupo Aval in the financial statements for the year ended December 31, 2018.

IFRS 16

Changes in accounting policies

Grupo Aval has adopted IFRS 16 using the cumulative effect method, with the effect of initial adoption recognized on January 1, 2019. Grupo Aval has not restated comparatives for the 2018 reporting period, in accordance with the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening Condensed Consolidated Statement of Financial Position on January 1, 2019.

IFRS 16 introduced an single lessees accounting model. As a result, Grupo Aval, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains unchanged from previous accounting policies.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payments that are based on an index or a rate,

•	amounts expected to be payable by the lessee under residual value guarantees,

•	the exercise price of a purchase option if the lessee is reasonably certain it will exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or Grupo Aval’s incremental borrowing rate.

Right-of-use assets are measured at cost comprised of the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as a rent expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value leased assets comprise IT-equipment and small items of office furniture.

Extension and termination options are included in a number of property and equipment leases across Grupo Aval. These terms are used to maximize operational flexibility in terms of managing contracts.

Adjustments recognized on adoption of IFRS 16

Upon adoption of IFRS 16, Grupo Aval recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

Some right-of-use assets related with property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Recognition of right-of-use	January 1, 2019
Right of use assets	Ps.	2,217,380
Deferred tax liabilities		(636,017)
Total		1,581,363

Retained earnings	Ps.	40,272
Retained earnings // deferred tax for-right-of-use		(13,290)
Total	Ps.	26,982

Net effect	Ps.	1,608,345

Recognition of financial liabilities	January 1, 2019
Financial liabilities - Lease liabilities	Ps.	(2,225,545)
Provisions for dismantling for right-of-use		(32,107)
Deferred tax assets		649,307
Net effect	Ps.	(1,608,345)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases,

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Grupo Aval has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date Group Aval relied on its assessment made applying IAS 17 and IFRIC 4 for determining whether an arrangement contains a lease.

NOTE 3 – JUDGEMENTS AND CRITICAL ACCOUNTING ESTIMATES IN APPLYING ACCOUNTING POLICIES

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those described in the last annual financial statements ended on December 31, 2018, except for the new significant judgements related to lessee accounting under IFRS 16, which are described in Note 2 (A).

Lease terms

In determining the lease term, management considers all facts and circumstances that create an economic incentive to either exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 4 – FINANCIAL INSTRUMENTS

a)	Carrying value and fair value

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value on a recurring basis. For financial instruments that are not measured at fair value if the carrying amount is a reasonable approximation of fair value, fair value information is not included:

September 30, 2019

			Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total
ASSETS

Trading investment
Securities issued or secured by Colombian Government	Ps.	3,308,959	Ps.	2,820,333	Ps.	488,626	Ps.	—	Ps.	3,308,959
Securities issued or secured by other entities of the Colombian Government		121,342		—		121,342		—		121,342
Securities issued or secured by foreign Government		124,480		3,471		121,009		—		124,480
Securities issued or secured by central banks		14,927		—		14,927		—		14,927
Securities issued or secured by other financial entities		1,748,298		—		1,748,298		—		1,748,298
Securities issued or secured by entities of the Non-financial sector		25,918		—		25,918		—		25,918
Other		7,798		—		7,798		—		7,798
Total trading investment	Ps.	5,351,722	Ps.	2,823,804	Ps.	2,527,918	Ps.	—	Ps.	5,351,722
Investments in debt securities at fair value through profit or loss
Other		35,774		—		26,180		9,594		35,774
Total investments in debt securities at fair value through profit or loss	Ps.	5,387,496	Ps.	2,823,804	Ps.	2,554,098	Ps.	9,594	Ps.	5,387,496
Investments at fair value through OCI
Securities issued or secured by Colombian Government		9,848,080		7,501,012		2,347,068		—		9,848,080
Securities issued or secured by other entities of the Colombian Government		394,635		201,640		192,995		—		394,635
Securities issued or secured by foreign Government		4,902,629		10,642		4,891,987		—		4,902,629
Securities issued or secured by central banks		957,833		—		957,833		—		957,833
Securities issued or secured by other financial entities		3,504,377		529,596		2,974,781		—		3,504,377
Securities issued or secured by entities of the non-financial sector		113,302		—		113,302		—		113,302
Other		429,478		—		429,478		—		429,478
Total investments at fair value through OCI	Ps.	20,150,334	Ps.	8,242,890	Ps.	11,907,444	Ps.	—	Ps.	20,150,334
Total investments in debt securities	Ps.	25,537,830	Ps.	11,066,694	Ps.	14,461,542	Ps.	9,594	Ps.	25,537,830

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

			Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total
Investments in equity securities
Trading equity securities		3,291,247		1,902		2,797,868		491,477		3,291,247
Investments in equity securities through OCI		1,313,305		1,160,298		51,272		101,735		1,313,305
Total investments in equity securities	Ps.	4,604,552	Ps.	1,162,200	Ps.	2,849,140	Ps.	593,212	Ps.	4,604,552

Held for trading Derivatives
Currency Forward		432,457		—		432,457		—		432,457
Bond Forward		1,643		—		1,643		—		1,643
Interest Rate Swap		90,298		—		90,298		—		90,298
Currency Swap		55,597		—		55,597		—		55,597
Currency Options		75,417		—		75,417		—		75,417
Total held for trading derivatives	Ps.	655,412	Ps.	—	Ps.	655,412	Ps.	—	Ps.	655,412
Hedging Derivatives
Currency Forward		27,792		—		27,792		—		27,792
Total hedging derivatives	Ps.	27,792	Ps.	—	Ps.	27,792	Ps.	—	Ps.	27,792
Other account receivables
Financial assets in concession contracts		2,650,788		—		—		2,650,788		2,650,788
Total other account receivables designated at fair value	Ps.	2,650,788	Ps.	—	Ps.	—	Ps.	2,650,788	Ps.	2,650,788
Total assets at fair value on recurring basis	Ps.	33,476,374	Ps.	12,228,894	Ps.	17,993,886	Ps.	3,253,594	Ps.	33,476,374

Financial assets at amortized cost, net
Investments in debt securities, net	Ps.	3,051,144		24,456		3,020,089		—		3,044,545
Securities issued or secured by other entities of the Colombian Government		3,023,671		—		3,017,040		—		3,017,040
Securities issued or secured by Foreign Government		24,429		24,456		—		—		24,456
Securities issued or secured by other financial entities		3,044		—		3,049		—		3,049
Loan portfolio, net (see Note 4 (f) for details)		174,429,722								183,595,784
Commercial		98,330,444
Consumer		55,701,871
Mortgage		20,073,078
Microcredit		324,329
Other accounts receivables, net		8,176,621
Total financial assets at amortized cost, net	Ps.	185,657,487

LIABILITIES

Trading Derivatives
Currency forward		617,779		—		617,779		—		617,779

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

			Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total
Bond forward		1,025		—		1,025		—		1,025
Bond futures		53		53		—		—		53
Interest rate swap		83,833		—		83,833		—		83,833
Currency swap		85,060		—		85,060		—		85,060
Currency options		44,497		—		44,497		—		44,497
Total trading derivatives	Ps.	832,247	Ps.	53	Ps.	832,194	Ps.	—	Ps.	832,247
Hedging derivatives
Currency forward	Ps.	111,080	Ps.	—	Ps.	111,080	Ps.	—	Ps.	111,080
Interest rate swap		4,230		—		4,230		—		4,230
Total hedging derivatives		115,310		—		115,310		—		115,310
Total liabilities at fair value on recurring basis	Ps.	947,557	Ps.	53	Ps.	947,504	Ps.	—	Ps.	947,557

Financial liabilities at amortized cost
Customer deposits	Ps.	174,047,965							Ps.	225,511,462
Checking accounts		39,697,097								48,592,450
Time deposits		76,164,222								96,076,204
Savings accounts		57,774,602								80,396,791
Other deposits		412,044								446,017
Financial obligations		53,486,929								56,043,685
Interbank borrowings and overnight funds		5,721,776								5,721,776
Leases contracts		3,136,755								3,055,689
Borrowings from banks and similar		19,496,506								20,705,836
Bonds issued (see Note 4 (e) for details)		21,457,105								22,858,879
Borrowings from development entities		3,674,787								3,701,505
Total financial liabilities at amortized cost	Ps.	227,534,894							Ps.	281,555,147

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

December 31, 2018

			Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total
ASSETS

Trading investment
Securities issued or secured by Colombian Government	Ps.	2,270,642	Ps.	2,109,574	Ps.	161,068	Ps.	—	Ps.	2,270,642
Securities issued or secured by other entities of the Colombian Government		128,545		19,606		108,939		—		128,545
Securities issued or secured by foreign Government		98,155		—		98,155		—		98,155
Securities issued or secured by central banks		12,914		—		12,914		—		12,914
Securities issued or secured by other financial entities		1,218,751		—		1,218,751		—		1,218,751
Securities issued or secured by entities of the non—financial sector		29,122		—		29,122		—		29,122
Other		4,849		—		4,849		—		4,849
Total trading investment	Ps.	3,762,978	Ps.	2,129,180	Ps.	1,633,798	Ps.	—	Ps.	3,762,978
Investments in debt securities at fair value through profit or loss
Other		31,256		—		17,523		13,733		31,256
Total investments in debt securities at fair value through profit or loss	Ps.	3,794,234	Ps.	2,129,180	Ps.	1,651,321	Ps.	13,733	Ps.	3,794,234
Investments at fair value through OCI
Securities issued or secured by Colombian Government		10,525,774		8,208,778		2,316,996		—		10,525,774
Securities issued or secured by other entities of the Colombian Government		497,635		232,312		265,323		—		497,635
Securities issued or secured by foreign Government		3,015,556		91,315		2,924,241		—		3,015,556
Securities issued or secured by central banks		1,131,740		—		1,131,740		—		1,131,740
Securities issued or secured by other financial entities		3,308,480		279,653		3,028,827		—		3,308,480
Securities issued or secured by entities of the non-financial sector		209,940		—		209,940		—		209,940
Other		246,632		—		246,632		—		246,632
Total investments at fair value through OCI	Ps.	18,935,757	Ps.	8,812,058	Ps.	10,123,699	Ps.	—	Ps.	18,935,757
Total investments in debt securities	Ps.	22,729,991	Ps.	10,941,238	Ps.	11,775,020	Ps.	13,733	Ps.	22,729,991

Investments in equity securities
Trading equity securities		2,672,648		3,060		2,212,915		456,673		2,672,648
Investments in equity through OCI		1,090,601		935,737		51,224		103,640		1,090,601
Total investments in equity securities	Ps.	3,763,249	Ps.	938,797	Ps.	2,264,139	Ps.	560,313	Ps.	3,763,249

Held for trading derivatives
Currency forward		617,799		—		616,116		1,683		617,799
Bond forward		71		—		71		—		71
Interest rate swap		43,181		—		43,181		—		43,181

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

			Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total
Currency swap		48,546		—		48,546		—		48,546
Currency options		59,089		—		59,089		—		59,089
Total held for trading derivatives	Ps.	768,686	Ps.	—	Ps.	767,003	Ps.	1,683	Ps.	768,686
Hedging derivatives
Currency forward		30,138		—		30,138		—		30,138
Total hedging derivatives	Ps.	30,138	Ps.	—	Ps.	30,138	Ps.	—	Ps.	30,138
Other account receivables
Financial assets in concession contracts		2,488,414		—		—		2,488,414		2,488,414
Total other account receivables designated at fair value	Ps.	2,488,414	Ps.	—	Ps.	—	Ps.	2,488,414	Ps.	2,488,414
Total assets at fair value on recurring basis	Ps.	29,780,478	Ps.	11,880,035	Ps.	14,836,300	Ps.	3,064,143	Ps.	29,780,478

Financial assets at amortized cost, net
Investments in debt securities, net		2,972,545		32,324		2,952,649		—		2,984,973
Securities issued or secured by other entities of the Colombian Government		2,931,111		—		2,943,498		—		2,943,498
Securities issued or secured by Foreign Governments		32,320		32,324		—		—		32,324
Securities issued or secured by other financial entities		9,114		—		9,151		—		9,151
Loan portfolio, net (see Note 4 (f) for details)		168,685,654								176,228,181
Commercial		98,051,116
Consumer		52,006,179
Mortgage		18,290,839
Microcredit		337,520
Other accounts receivables, net		6,812,229
Total financial assets at amortized cost, net		178,470,428

LIABILITIES

Trading derivatives
Currency forward		589,021		—		583,242		5,779		589,021
Bond forward		2,730		—		2,730		—		2,730
Bond futures		32		32		—		—		32
Interest rate swap		32,380		—		32,380		—		32,380
Currency swap		148,378		—		148,378		—		148,378
Currency options		38,764		—		38,764		—		38,764
Total trading derivatives	Ps.	811,305	Ps.	32	Ps.	805,494	Ps.	5,779	Ps.	811,305
Hedging derivatives
Currency forward		195,539		—		195,539		—		195,539
Total hedging derivatives		195,539		—		195,539		—		195,539
Total liabilities at fair value on recurring basis	Ps.	1,006,844	Ps.	32	Ps.	1,001,033	Ps.	5,779	Ps.	1,006,844

Financial liabilities at amortized cost
Customer deposits	Ps.	164,359,451							Ps.	164,682,492
Checking accounts		39,702,878								39,702,878

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

			Fair Value
	Carrying Value		Level 1	Level 2	Level 3	Total
Time deposits		66,853,012	—	—	—		67,176,010
Savings accounts		57,221,439	—	—	—		57,221,482
Other deposits		582,122	—	—	—		582,122
Financial obligations		51,211,990	—	—	—		51,811,768
Interbank borrowings and overnight funds		6,814,078	—	—	—		6,814,083
Borrowings from banks and similar		20,610,766	—	—	—		21,020,334
Bonds issued (see Note 4 (e) for details)		20,140,350	—	—	—		20,152,729
Borrowings from development entities		3,646,796	—	—	—		3,824,622
Total financial liabilities at amortized cost	Ps.	215,571,441	—	—	—	Ps.	216,494,260

b)	Fair Value determination

The following tables provides information about valuation techniques and significant inputs when measuring fair value on a recurring basis for assets and liabilities, with fair value hierarchy classification of level 2 or level 3.

Level 2 instruments are those which are valued using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

The following table provides information about valuation techniques and significant inputs when measuring fair value on a recurring basis for assets and liabilities classified as Level 2.

	Valuation technique for level 2	Significant inputs (1)
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by Colombian government entities	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by other financial entities	Discounted cash flow	Estimated Prices (2)
Yield and Margin
Securities issued or secured by non-financial sector entities	Discounted cash flow	Estimated Prices (2)
Other	Discounted cash flow	Estimated Prices (2)
Yield and Margin
Projected cash flow
In Foreign Currency
Securities issued or secured by the Colombian Government	Market Price	Quoted Prices
Securities issued or secured by Colombian government entities	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by foreign governments	- Internal Model	- Discounted cash flows using yields from similar securities outstanding
	- Market Price	- Market Price or price calculated based on benchmarks set by price providers methodologies
- Quoted Price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by Central Banks	- Internal Model	- Discounted cash flows using yields from similar securities outstanding
	- Market Price	- Market Price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by other financial entities	- Discounted cash flow	- Estimated Prices (2)
	- Internal Model	- Quoted Price or price calculated based on benchmarks set by price providers methodologies
	- Market Price	Quoted Price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by non-financial sector entities	- Market Price	- Average Price - Quoted Price
- Quoted Price or price calculated based on benchmarks set by price providers methodologies
Other	- Discounted cash flow	- Estimated Prices (2)
	- Internal Model	- Theoretical Price Mutual Funds which by the end of the month capitalize or pay interests
	- Market Price	- Quoted Price
Investment in equity securities
Corporate stock	Market Price	Estimated Prices (2)
Investment funds	Market Price	Market value of underlying assets, less management and administrative fees
Pension and severance funds	Market Price	Market value of underlying assets, less management and administrative fees (3)
Trading derivatives
Foreign currency forward	Discounted cash flow	- Underlying asset price

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

	Valuation technique for level 2	Significant inputs (1)
Debt securities forward		- Currency curve by underlying asset
Interest rate swap		- Forward Exchange rates curve of the operation’s currency
Cross currency swap		- Implicit curves of Exchange rates forwards
Swap (others)		- Swap curves by underlying asset
Currency options		- Implicit volatilities matrixes and curves
Currency futures	Initial price	- Quoted Price
Hedging derivatives
Currency forward	Discounted cash flow	- Curves by currency
LIABILITIES
Derivatives held for trading	Discounted cash flow
Foreign currency forward		- Underlying asset price
Debt securities forward		- Currency curve by underlying asset
Interest rate swap		- Forward Exchange rates curve of the operation’s currency
Currency swap		- Implicit curves of exchange rates forwards
Swap (others)		- Swap curves by underlying asset
Currency options		- Implicit volatilities matrixes and curves
Hedging Derivatives	Discounted cash flow
Foreign currency forward		- Underlying asset price
Interest rate forward		- Currency curve by underlying asset
Interest rate swap		- Forward Exchange rates curve of the operation’s currency
- Implicit curves of Exchange rates forwards
- Swap curves by underlying asset
- Implicit volatilities matrixes and curves

(1)	Quoted market prices (ie obtained from price vendors)

(2)	Estimated Price: A valuation model based on information obtained from a price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.

(3)	The subsidiary Porvenir S.A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

The following table provides information about valuation techniques and significant unobservable inputs when measuring fair value on a recurring basis for assets and liabilities classified as Level 3.

	Valuation technique for level 3	Significant inputs
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Other	Discounted cash flow	Projected payments flow of mortgage securitizations
Investments in equity securities (1)	Discounted cash flow	- Growth in values after 5 years
- Net Income
- Growth in residual values after 5 years
- Discount interest rates
	Comparable Multiples	- EBITDA Value
- Multiple of EBITDA
- Net income value
- Multiple of net income
	Net assets value	- Net assets value (NAV)
Other financial assets
Assets under concession contracts (2)	Discounted cash flow	- Free-cash flow from concession contracts
- Concession contracts maturity period
- Perpetuity value of the year “n” free-cash flow
- Present value of the discounted residual value at Weighted Average Cost of Capital ("WACC").
- Financial income: annual adjustment of the financial asset’s value.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

(1)	Valuation of equity instruments Level 3

The investments with fair value hierarchy level 3 classifications have significant unobservable inputs. Level 3 instruments includes equity instruments, which are not quoted on any stock exchange. Similar observable prices are not available for these securities, given this fact Grupo Aval has used valuation techniques such as discounted cash flows to obtain their fair value.

(2)	Valuation of financial assets under concession arrangement rights

Concession rights from Promigas and its subsidiaries were designated at fair value through profit and loss.  Fair value for such concession contracts is determined using the discounted cash flows method.

Assumptions in the calculation of the financial asset were:

•	Financial assets are calculated taking into account the expiration date of each concession contract.

•	The calculation was carried out in proportion to the expiration of each of the concession contracts in force.

•	Only the operational cash flows of these assets under concession were taken into account.

Components of the calculations are as follows:

•	Free cash flow generated solely by assets under concession.

•	Expiration period of the concession.

•	Amount in-perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring a growth in the residual amount between 1% and 3% each year.

•	Current amount of the residual amount Weighted Average Cost of Capital (WACC), estimated taking into account an interest rate between 8.64 % and 9.09% each year.

•	Financial Income: Annual adjustment of the amount of the financial asset to WACC (*).

(*)	Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each, updated annually. The following variables were used for determining the WACC:

•	Beta Unlevered USA (Oil/Gas Distribution): Damodaran. [Beta unlevered 0.61, 2018]

•	Risk Free Rate, Source: Geometric Average 1992-2018 of American bonds “T-Bonds”.

•	Marker Return, Source: Geometric Average 1992-2018 Damodaran “Stocks” USA.

•	Market Premium: Market Return – Risk Free Rate

•	Country Risk Premium: Average last 5 years EMBI (Difference between 10-year Colombian sovereign bonds and 10 year “T-Bonds”). Damodaran

•	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the financial asset at September 30, 2019 is Ps. 2,650,788.

	September 30, 2019
Variable	+100 bps		-100 bps
WACC	Ps.	(637,556)	Ps.	979,942
Growth rate		550,652		(387,750)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

c)	Transfer of levels

During the current period, there were no significant changes in market conditions, the following table summarizes the transfer of balances between fair value levels 1 and 2 as of September 30, 2019 and December 31, 2018. In general, balance transfers between Level 1 and Level 2 in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

September 30, 2019

	Investments in debt securities at FVTPL Transfers between:				Investments in debt securities at FVOCI Transfers between:
	Level 2 to Level 1		Level 1 to Level 2		Level 2 to Level 1		Level 1 to Level 2
Assets
Investments in debt securities at fair value
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	107,890	Ps.	—
Securities issued or secured by other Colombian Government entities		—		1		—		37,913
Securities issued or secured by other financial entities		—		—		47,350		127,398
	Ps.	—	Ps.	1	Ps.	155,240	Ps.	165,311

December 31, 2018

	Investments in debt securities at FVTPL Transfers between:				Investments in debt securities at FVOCI Transfers between:
	Level 2 to Level 1		Level 1 to Level 2		Level 2 to Level 1		Level 1 to Level 2
Assets
Investments in debt securities at fair value
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	17,668	Ps.	14,081
Securities issued or secured by other Colombian Government entities		—		—		229,202		—
Securities issued or secured by other financial entities		—		—		—		189,013
	Ps.	—	Ps.	—	Ps.	246,870	Ps.	203,094

There were no transfers of fair value balances to or from level 2 and 3 classifications.

The reconciliation of the balances at the beginning of the period with the closing balances of the fair value measurements classified at Level 3 is shown in the following table.

	Financial assets in debt securities		Equity instruments		Financial assets in concession arrangements
December 31, 2018	Ps.	13,733	Ps.	560,313	Ps.	2,488,414
Valuation adjustment with an effect on income		(3,526)		16,247		162,374
Valuation adjustments with an effect on OCI		—		(2,151)		—
Additions		—		18,803		—
Sales / redemptions		(613)		—		—
Transfer to level 2		—		—		—
September 30, 2019	Ps.	9,594	Ps.	593,212	Ps.	2,650,788

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

d)	Items Measured at Fair Value on a Non-Recurring Basis

The following table presents Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of September 30, 2019 and December 31, 2018 at fair value less cost of sale:

September 30, 2019

	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	522,615	Ps.	522,615
Non- current assets held for sale		—		—		98,588		98,588
	Ps.	—	Ps.	—	Ps.	621,203	Ps.	621,203

December 31, 2018

	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	896,257	Ps.	896,257
Non- current assets held for sale		—		—		186,714		186,714
	Ps.	—	Ps.	—	Ps.	1,082,971	Ps.	1,082,971

e)	Financial obligations from issued bonds

The issuance of bonds Grupo Aval’s entities is authorized by the Superintendency of Finance in Colombia and by the regulatory entities of other jurisdictions where Grupo Aval operates. The bonds issued by Grupo Aval and subsidiaries are non-guaranteed. Detail of issued bonds net of eliminations as of September 30, 2019 and December 31, 2018, by issue date and maturity date was as follows:

Local Currency

Issuer	Issue Date		September 30, 2019		December 31, 2018	Maturity Date	Interest Rate
Banco de Bogotá S.A.	23/02/2010		134,990		134,736	23/02/2020	CPI + 5.45% and UVR + 5.45%
Banco de Occidente S.A.	Between 22/09/2011 and 18/09/2019		3,393,043		3,143,903	Between 26/10/2019 and 14/12/2032	CPI + 1.75% a 4.65%, Fixed between 5.83% to 7.85%
Corporación Financiera Colombiana S.A.	Between 27/08/2009 and 27/08/2019		2,901,628		2,853,685	Between 29/01/2020 and 02/03/2043	CPI +2.16% to 5.99%, Fixed 7.10%
Banco Popular S.A.	Between 26/02/2013 and 13/02/2019		1,753,677		1,616,729	Between 14/02/2020 and 12/10/2026	CPI+ 2.90% to 4.13%; Fixed between 6.17% to 8.10%
Grupo Aval Acciones y Valores S.A.	Between 03/12/2009 and 28/06/2017		1,108,853		1,108,713	Between 03/12/2019 and 28/06/2042	CPI + 2.69% to 5.20%
Peso denominated Total		Ps.	9,292,191	Ps.	8,857,766

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Foreign Currency

Issuer	Issue Date		September 30, 2019		December 31, 2018	Maturity Date	Interest Rate
Banco de Bogotá S.A.	Between 19/02/2013 and 03/08/2017		7,556,839		7,042,678	Between 19/02/2023 and 03/08/2027	Between 4.38% to 6.25%
BAC Credomatic
El Salvador	Between 11/02/2013 and 19/08/2019		841,307		753,556	Between 22/10/2019 and 19/08/2024	Between 5.20% to 5.85%
Honduras	Between 12/05/2017 and 09/09/2019		339,644		205,017	Between 12/05/2020 and 11/04/2022	Between 0.75% to 9.50%
Guatemala	Between 09/07/2018 and 24/08/2018		—		14,025	Between 09/07/2019 and 26/08/2019	Between 4.25% to 5.50%
BAC Credomatic Total		Ps.	1,180,951	Ps.	972,598
Banco de Bogotá S.A. Total		Ps.	8,737,790	Ps.	8,015,276
Grupo Aval Limited	Between 11/02/2013 and 25/06/2019		3,427,124		3,267,308	26/09/2022	4.75%
Foreign Currency Total		Ps.	12,164,914	Ps.	11,282,584
Total of Bonds		Ps.	21,457,105	Ps.	20,140,350

The amount of issued bonds due over 12 months as of September 30, 2019 is Ps. 19,424,123 and December 31, 2018 is Ps. 18,772,405.

Grupo Aval has not had any defaults of principal or interest or other breaches with respect to its liabilities during the nine-months ended September 30, 2019 and year ended December 31, 2018, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

f)	Credit risk concentration

The following is the balance of financial assets by loan portfolio and their impairment provision as of September 30, 2019 and December 31, 2018:

	September 30, 2019						December 31, 2018
Portfolio segment	Gross balance		Allowance for impairment		Net balance of credit portfolio		Gross balance		Allowance for impairment		Net balance of credit portfolio
Commercial (1)	Ps.	103,240,208	Ps.	4,909,764	Ps.	98,330,444	Ps.	102,408,977	Ps.	4,357,861	Ps.	98,051,116
Consumer		59,306,025		3,604,154		55,701,871		55,455,064		3,448,885		52,006,179
Mortgage		20,425,343		352,265		20,073,078		18,592,103		301,264		18,290,839
Microcredit		413,491		89,162		324,329		425,697		88,177		337,520
Total	Ps.	183,385,067	Ps.	8,955,345	Ps.	174,429,722	Ps.	176,881,841	Ps.	8,196,187	Ps.	168,685,654

(1)	Inter-bank and overnight funds decreased Ps. 3,502,132, ending with a balance of Ps. 4,133,056 as of September 30, 2019 and Ps. 7,635,188 as of December 31,2018.

Loans are measured at amortized cost on the statement of financial position and are classified as commercial, consumer, mortgages, and microcredit. Due to the significance of the financial leasing portfolio for Grupo Aval, these amounts are also presented separately in all the tables for disclosure purposes:

September 30, 2019

Portfolio segment	Gross balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	103,240,208	Ps.	(10,312,963)	Ps.	92,927,245
Consumer		59,306,025		(271,436)		59,034,589
Mortgages		20,425,343		(1,492,701)		18,932,642
Microcredit		413,491		—		413,491
Financial leasing		—		12,077,100		12,077,100
Total portfolio	Ps.	183,385,067	Ps.	—	Ps.	183,385,067

December 31, 2018

Portfolio segment	Gross balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	102,408,977	Ps.	(9,858,952)	Ps.	92,550,025
Consumer		55,455,064		(254,483)		55,200,581
Mortgages		18,592,103		(1,312,741)		17,279,362
Microcredit		425,697		—		425,697
Financial leasing		—		11,426,176		11,426,176
Total portfolio	Ps.	176,881,841	Ps.	—	Ps.	176,881,841

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

(1)	Loan portfolio by economic sector

Below is the gross balance of the loan portfolio distribution of Grupo Aval by economic sector as of September 30, 2019 and December 31, 2018:

Sector	September 30, 2019%			December 31, 2018%
Consumer services	Ps.	85,127,384	46%	Ps.	78,976,887	45%
Commercial services		38,741,364	21%		41,160,951	23%
Construction		11,654,208	6%		11,093,895	6%
Food, beverage and tobacco		8,581,775	5%		8,128,767	5%
Transportation and communications		6,494,513	4%		7,117,087	4%
Public services		6,028,786	4%		6,123,390	4%
Chemical production		6,060,165	3%		5,614,918	3%
Other industrial and manufacturing products		5,578,802	3%		4,859,538	3%
Agricultural		4,576,063	3%		4,201,518	2%
Government		4,378,100	2%		3,868,987	2%
Trade and tourism		2,503,775	1%		2,353,139	1%
Mining products and oil		1,268,127	1%		1,094,718	1%
Other		2,392,005	1%		2,288,046	1%
Total of each economic sector	Ps.	183,385,067	100%	Ps.	176,881,841	100%

(2)	Portfolio credit by risk level rating

As of September 30, 2019, and December 31, 2018, the following is a summary of the portfolio credit by risk level rating:

	September 30, 2019
	Stage 1		Stage 2		Stage 3		Total
Commercial
“A” Normal risk	Ps.	83,232,887	Ps.	239,359	Ps.	95,642	Ps.	83,567,888
“B” Acceptable risk		345,472		1,904,140		317,408		2,567,020
“C” Appreciable risk		57,053		247,564		2,325,541		2,630,158
“D” Significant risk		196		21,089		2,187,433		2,208,718
“E” Risk of Non-recoverability		603		3,846		1,949,012		1,953,461
Commercial portfolio gross balance	Ps.	83,636,211	Ps.	2,415,998	Ps.	6,875,036	Ps.	92,927,245
Consumer
“A” Normal risk	Ps.	51,223,509	Ps.	1,962,526	Ps.	11,255	Ps.	53,197,290
“B” Acceptable risk		754,144		990,737		13,884		1,758,765
“C” Appreciable risk		113,335		1,293,383		521,836		1,928,554
“D” Significant risk		26,317		220,368		1,154,482		1,401,167
“E” Risk of Non-recoverability		4,809		38,925		705,079		748,813
Consumer portfolio gross balance	Ps.	52,122,114	Ps.	4,505,939	Ps.	2,406,536	Ps.	59,034,589
Mortgage
“A” Normal risk	Ps.	16,911,543	Ps.	475,097	Ps.	158	Ps.	17,386,798
“B” Acceptable risk		104,132		446,010		224		550,366
“C” Appreciable risk		17,127		464,348		33,618		515,093
“D” Significant risk		115		14,649		177,766		192,530
“E” Risk of Non-recoverability		61		168		287,626		287,855
Mortgage portfolio gross balance	Ps.	17,032,978	Ps.	1,400,272	Ps.	499,392	Ps.	18,932,642
Microcredit
“A” Normal risk	Ps.	332,542	Ps.	1,623	Ps.	291	Ps.	334,456
“B” Acceptable risk		223		11,159		—		11,382
“C” Appreciable risk		42		7,793		2		7,837
“D” Significant risk		49		2,421		5,666		8,136
“E” Risk of Non-recoverability		31		1,688		49,961		51,680
Microcredit portfolio gross balance	Ps.	332,887	Ps.	24,684	Ps.	55,920	Ps.	413,491
Financial leasing

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

	September 30, 2019
	Stage 1		Stage 2		Stage 3		Total
“A” Normal risk	Ps.	10,413,266	Ps.	108,776	Ps.	17,490	Ps.	10,539,532
“B” Acceptable risk		179,190		244,936		64,503		488,629
“C” Appreciable risk		21,933		56,038		208,970		286,941
“D” Significant risk		113		2,454		522,116		524,683
“E” Risk of Non-recoverability		2		—		237,313		237,315
Financial leasing portfolio gross balance	Ps.	10,614,504	Ps.	412,204	Ps.	1,050,392	Ps.	12,077,100
Gross balance of financial assets per credit portfolio	Ps.	163,738,694	Ps.	8,759,097	Ps.	10,887,276	Ps.	183,385,067

	December 31, 2018
	Stage 1		Stage 2		Stage 3		Total
Commercial
“A” Normal risk	Ps.	83,532,853	Ps.	195,949	Ps.	183,263	Ps.	83,912,065
“B” Acceptable risk		565,266		1,220,838		491,062		2,277,166
“C” Appreciable risk		88,802		227,429		2,680,090		2,996,321
“D” Significant risk		1,290		36,295		1,548,951		1,586,536
“E” Risk of Non-recoverability		3,008		10,350		1,764,579		1,777,937
Commercial portfolio gross balance	Ps.	84,191,219	Ps.	1,690,861	Ps.	6,667,945	Ps.	92,550,025
Consumer
“A” Normal risk	Ps.	47,782,665	Ps.	1,815,283	Ps.	19,295	Ps.	49,617,243
“B” Acceptable risk		799,326		1,004,173		12,805		1,816,304
“C” Appreciable risk		128,850		1,149,796		458,474		1,737,120
“D” Significant risk		23,896		228,509		1,070,538		1,322,943
“E” Risk of Non-recoverability		6,568		37,819		662,584		706,971
Consumer portfolio gross balance	Ps.	48,741,305	Ps.	4,235,580	Ps.	2,223,696	Ps.	55,200,581
Mortgage
“A” Normal risk	Ps.	15,478,116	Ps.	563,066	Ps.	20,965	Ps.	16,062,147
“B” Acceptable risk		72,557		337,093		3,059		412,709
“C” Appreciable risk		13,547		418,754		35,318		467,619
“D” Significant risk		151		11,632		101,164		112,947
“E” Risk of Non-recoverability		1,686		5,196		217,058		223,940
Mortgage portfolio gross balance	Ps.	15,566,057	Ps.	1,335,741	Ps.	377,564	Ps.	17,279,362
Microcredit
“A” Normal risk	Ps.	344,424	Ps.	2,897	Ps.	194	Ps.	347,515
“B” Acceptable risk		162		10,542		—		10,704
“C” Appreciable risk		71		7,519		—		7,590
“D” Significant risk		35		2,980		5,671		8,686
“E” Risk of Non-recoverability		31		1,436		49,735		51,202
Microcredit portfolio gross balance	Ps.	344,723	Ps.	25,374	Ps.	55,600	Ps.	425,697
Financial leasing
“A” Normal risk	Ps.	9,818,788	Ps.	79,008	Ps.	26,299	Ps.	9,924,095
“B” Acceptable risk		267,541		183,862		61,275		512,678
“C” Appreciable risk		45,418		56,561		217,937		319,916
“D” Significant risk		178		10,403		477,820		488,401
“E” Risk of Non-recoverability		446		114		180,526		181,086
Financial leasing portfolio gross balance	Ps.	10,132,371	Ps.	329,948	Ps.	963,857	Ps.	11,426,176
Gross balance of financial assets per credit portfolio	Ps.	158,975,675	Ps.	7,617,504	Ps.	10,288,662	Ps.	176,881,841

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

(3)	Loss allowance for loans, financial assets and others receivable

The table below shows the loss allowance balances as of September 30, 2019.

	September 30, 2019
	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Simplified approach		Total
Loan portfolio
Commercial loan portfolio	Ps.	637,078	Ps.	220,876	Ps.	3,612,476	Ps.	—	Ps.	4,470,430
Consumer loan portfolio		1,062,118		924,757		1,610,757		—		3,597,632
Mortgage loan portfolio		44,927		84,873		177,440		—		307,240
Microcredit loan portfolio		24,219		11,728		53,215		—		89,162
Financial leasing loan portfolio		63,672		32,662		394,547		—		490,881
Total loan portfolio	Ps.	1,832,014	Ps.	1,274,896	Ps.	5,848,435	Ps.	—	Ps.	8,955,345
Investments in debt securities at amortized cost		602		—		—		—		602
Other accounts receivable		11,047		7,648		91,450		177,756		287,901
Total loss allowance financial assets at amortized cost	Ps.	1,843,663	Ps.	1,282,544	Ps.	5,939,885	Ps.	177,756	Ps.	9,243,848

Investments in debt securities at FVOCI		31,591		9,618		—		—		41,209
Loan commitments and financial guarantee contracts		34,555		3,728		654		—		38,937
Total loss allowance	Ps.	1,909,809	Ps.	1,295,890	Ps.	5,940,539	Ps.	177,756	Ps.	9,323,994

The table below shows the gross amount and loss allowance balances, for stage 3 loans individually assessed for ECL as of September 30, 2019.

September 30, 2019

	Gross Amount Registered		Collateral Guarantees (1)		Allowance Recognized
Without recognized provision
Commercial	Ps.	121,857	Ps.	49,489	Ps.	—
Consumer		—		—		—
Financial Leasing		70,330		—		—
Subtotal	Ps.	192,187	Ps.	49,489	Ps.	—
With recognized provision
Commercial		6,258,685		614,464		2,863,335
Consumer		3,081		874		2,142
Financial Leasing		764,372		117,886		274,482
Subtotal	Ps.	7,026,138	Ps.	733,224	Ps.	3,139,959
Totals
Commercial		6,380,542		663,953		2,863,335
Consumer		3,081		874		2,142
Financial Leasing		834,702		117,886		274,482
Total	Ps.	7,218,325	Ps.	782,713	Ps.	3,139,959

(1)	Includes only the guarantees used in the individual provision process by the method of making the guarantee minus cost of sales.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

The difference between the value of the loan and the guarantees disclosed on the table above correspond to unsecured loans valued with the discounted cash flow method. When using this method, it is implied that it is possible for the customer to make future payments.

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

•	Transfers between Stage 1 and Stages 2 or 3 due to financial instruments experiencing significant increases (or decreases) in credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12-month and lifetime ECL;

•	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;

•	Impact of the measurement of ECL due to changes made to models and assumptions;

•	Discount unwind within ECL due to the passage of time, as ECL is measured on a present value basis;

•	Foreign exchange retranslations for asset denominated in foreign currencies and other movements; and

•	Financial assets derecognized during the period and write-offs of allowances related to assets than were written off during the period

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loan portfolio

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	1,824,874	Ps.	1,197,046	Ps.	5,174,267	Ps.	8,196,187
Transfers:
Transfer from stage 1 to stage 2		(229,747)		229,747		—		—
Transfer from stage 1 to stage 3		(196,217)		—		196,217		—
Transfer from stage 2 to stage 3		—		(508,993)		508,993		—
Transfer from stage 3 to stage 2		—		90,295		(90,295)		—
Transfer from stage 2 to stage 1		271,507		(271,507)		—		—
Transfer from stage 3 to stage 1		109,749		—		(109,749)		—
Net remeasurement of loss allowance (2)		(195,035)		518,115		2,719,533		3,042,613
New financial assets originated or purchased		476,981		79,355		137,559		693,895
Financial assets that have been derecognized		(281,001)		(107,820)		(202,451)		(591,272)
Unwind of discount (1)		555		2,336		367,938		370,829
FX and other movements		85,383		86,074		(40,731)		130,726
Write—offs		(35,035)		(39,752)		(2,812,846)		(2,887,633)
Loss allowance as of September 30, 2019	Ps.	1,832,014	Ps.	1,274,896	Ps.	5,848,435	Ps.	8,955,345

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(2)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit-impaired		Stage 3 Lifetime ECL credit-impaired		Total

Ps.	(17,182)	Ps.	(4,203)	Ps.	76,858	Ps.	55,473

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Commercial loan portfolio

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	695,728	Ps.	190,633	Ps.	3,051,088	Ps.	3,937,449
Transfers:
Transfer from stage 1 to stage 2		(33,655)		33,655		—		—
Transfer from stage 1 to stage 3		(27,227)		—		27,227		—
Transfer from stage 2 to stage 3		—		(84,727)		84,727		—
Transfer from stage 3 to stage 2		—		18,068		(18,068)		—
Transfer from stage 2 to stage 1		29,955		(29,955)		—		—
Transfer from stage 3 to stage 1		16,286		—		(16,286)		—
Net remeasurement of loss allowance (2) (3)		(140,857)		95,020		972,017		926,180
New financial assets originated or purchased		230,885		14,119		70,613		315,617
Financial assets that have been derecognized		(158,973)		(31,969)		(117,782)		(308,724)
Unwind of discount (1)		555		2,320		274,570		277,445
FX and other movements		24,636		14,135		(15,832)		22,939
Write—offs		(255)		(423)		(699,798)		(700,476)
Loss allowance as of September 30, 2019	Ps.	637,078	Ps.	220,876	Ps.	3,612,476	Ps.	4,470,430

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(2)	The net remeasurement of loss allowance includes Ps. 322,568 by Concesionaria Ruta del Sol.

(3)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit-impaired		Stage 3 Lifetime ECL credit-impaired		Total

Ps.	5,629	Ps.	5,728	Ps.	34,703	Ps.	46,060

Consumer loan portfolio

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	998,390	Ps.	890,556	Ps.	1,553,365	Ps.	3,442,311
Transfers:
Transfer from stage 1 to stage 2		(177,390)		177,390		—		—
Transfer from stage 1 to stage 3		(155,936)		—		155,936		—
Transfer from stage 2 to stage 3		—		(377,575)		377,575		—
Transfer from stage 3 to stage 2		—		57,586		(57,586)		—
Transfer from stage 2 to stage 1		210,897		(210,897)		—		—
Transfer from stage 3 to stage 1		83,429		—		(83,429)		—
Net remeasurement of loss allowance (2)		(18,779)		374,370		1,573,449		1,929,040
New financial assets originated or purchased		216,083		62,645		51,326		330,054
Financial assets that have been derecognized		(118,278)		(72,078)		(70,244)		(260,600)
Unwind of discount (1)		—		16		60,010		60,026
FX and other movements		57,968		61,838		(17,969)		101,837
Write—offs		(34,266)		(39,094)		(1,931,676)		(2,005,036)
Loss allowance as of September 30, 2019	Ps.	1,062,118	Ps.	924,757	Ps.	1,610,757	Ps.	3,597,632

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(2)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit-impaired		Stage 3 Lifetime ECL credit-impaired		Total

Ps.	(19,751)	Ps.	(10,415)	Ps.	40,286	Ps.	10,120

On August 6, 2019, An Arbitration Tribunal of the Chamber of Commerce of Bogotá, declared the nullity of the Concession Contract N° 001 of 2010, its amendments and other contractual agreements, entered into by and between the former Instituto Nacional de Concesiones – INCO (now ANI) and Concesionaria Ruta del Sol S.A.S (CRDS) for the construction of Project Ruta del Sol 2.

As a result, the Arbitration Tribunal established an amount of TWO HUNDRED ELEVEN THOUSAND TWO HUNDRED SEVENTY-THREE MILLION PESOS (Ps. 211,273), as the value that ANI shall recognize CRDS for the benefit of its third-party good faith creditors. This amount, added to the two payments received by the creditor banks in December 2017 and January 2019 for a total of Ps. 1.42 trillion pesos, result in a liquidation value of at least Ps. 1.63 trillion pesos for the Concession Contract N° 001 of 2010, for the construction of Project Ruta del Sol 2.

Episol, the banking subsidiaries of Grupo Aval and other parties to these proceeding timely filed appeals for annulment of the award that must be resolved by the Consejo de Estado (Colombia’s Supreme Court on for administrative matters).

At September 30, 2019 the loss allowance related with CRDS amounts to Ps. 636.385. During the third quarter of 2019 an increase of Ps. 295.417 was recorded in the results of the period. The loss allowance accrued for the nine-month period ending September 30, 2019 was Ps. 322.568 (see loss allowance loan commercial portfolio foot note 2).

Mortgage loan portfolio

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	35,187	Ps.	73,461	Ps.	148,595	Ps.	257,243
Transfers:
Transfer from stage 1 to stage 2		(7,581)		7,581		—		—
Transfer from stage 1 to stage 3		(1,087)		—		1,087		—
Transfer from stage 2 to stage 3		—		(21,066)		21,066		—
Transfer from stage 3 to stage 2		—		8,414		(8,414)		—
Transfer from stage 2 to stage 1		18,662		(18,662)		—		—
Transfer from stage 3 to stage 1		3,760		—		(3,760)		—
Net remeasurement of loss allowance (2)		(13,088)		28,156		79,887		94,955
New financial assets originated or purchased		5,905		290		661		6,856
Financial assets that have been derecognized		1,689		(2,726)		(6,421)		(7,458)
Unwind of discount (1)		—		—		4,356		4,356
FX and other movements		1,868		9,530		(5,576)		5,822
Write—offs		(388)		(105)		(54,041)		(54,534)
Loss allowance as of September 30, 2019	Ps.	44,927	Ps.	84,873	Ps.	177,440	Ps.	307,240

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(2)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit-impaired		Stage 3 Lifetime ECL credit-impaired		Total
Ps.	(1,600)	Ps.	(560)	Ps.	1,566	Ps.	(594)

Microcredit loan portfolio

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	23,348	Ps.	11,962	Ps.	52,867	Ps.	88,177
Transfers:
Transfer from stage 1 to stage 2		(6,895)		6,895		—		—
Transfer from stage 1 to stage 3		(2,478)		—		2,478		—
Transfer from stage 2 to stage 3		—		(18,041)		18,041		—
Transfer from stage 3 to stage 2		—		1,866		(1,866)		—
Transfer from stage 2 to stage 1		4,295		(4,295)		—		—
Transfer from stage 3 to stage 1		668		—		(668)		—
Net remeasurement of loss allowance (2)		(1,442)		13,212		16,040		27,810
New financial assets originated or purchased		8,620		365		3		8,988
Financial assets that have been derecognized		(1,798)		(177)		(89)		(2,064)
Unwind of discount (1)		—		—		7,618		7,618
FX and other movements		—		—		—		—
Write—offs		(99)		(59)		(41,209)		(41,367)
Loss allowance as of September 30, 2019	Ps.	24,219	Ps.	11,728	Ps.	53,215	Ps.	89,162

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(2)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit-impaired		Stage 3 Lifetime ECL credit-impaired		Total
Ps.	353	Ps.	(108)	Ps.	(6)	Ps.	239

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Financial lease loan portfolio

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	72,221	Ps.	30,434	Ps.	368,352	Ps.	471,007
Transfers:
Transfer from stage 1 to stage 2		(4,226)		4,226		—		—
Transfer from stage 1 to stage 3		(9,489)		—		9,489		—
Transfer from stage 2 to stage 3		—		(7,584)		7,584		—
Transfer from stage 3 to stage 2		—		4,361		(4,361)		—
Transfer from stage 2 to stage 1		7,698		(7,698)		—		—
Transfer from stage 3 to stage 1		5,606		—		(5,606)		—
Net remeasurement of loss allowance (2)		(20,869)		7,357		78,140		64,628
New financial assets originated or purchased		15,488		1,936		14,956		32,380
Financial assets that have been derecognized		(3,641)		(870)		(7,915)		(12,426)
Unwind of discount (1)		—		—		21,384		21,384
FX and other movements		911		571		(1,354)		128
Write—offs		(27)		(71)		(86,122)		(86,220)
Loss allowance as of September 30, 2019	Ps.	63,672	Ps.	32,662	Ps.	394,547	Ps.	490,881

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(2)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit-impaired		Stage 3 Lifetime ECL credit-impaired		Total
Ps.	(1,813)	Ps.	1,152	Ps.	309	Ps.	(352)

Investments in debt securities at FVOCI

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	20,757	Ps.	31,980	Ps.	46,280	Ps.	99,017
Transfers:
Transfer from stage 1 to stage 2		—		—		—		—
Net remeasurement of loss allowance (2)		(3,479)		(3,565)		(55)		(7,099)
New financial assets originated or purchased		18,737		—		—		18,737
Financial assets that have been derecognized		(3,385)		(17,990)		(45,602)		(66,977)
Unwind of discount (1)		—		—		—		—
FX and other movements		(1,039)		(807)		(623)		(2,469)
Loss allowance as of September 30, 2019	Ps.	31,591	Ps.	9,618	Ps.	—	Ps.	41,209

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(2)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit-impaired		Stage 3 Lifetime ECL credit-impaired		Total
Ps.	(2,174)	Ps.	—	Ps.	—	Ps.	(2,174)

Investments in debt securities at amortized cost

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	71	Ps.	—	Ps.	—	Ps.	71
Transfers:
Transfer from stage 1 to stage 2		—		—		—		—
Net remeasurement of loss allowance (2)		176		—		—		176
New financial assets originated or purchased		435		—		—		435
Financial assets that have been derecognized		(28)		—		—		(28)
Unwind of discount (1)		—		—		—		—
FX and other movements		(52)		—		—		(52)
Loss allowance as of September 30, 2019	Ps.	602	Ps.	—	Ps.	—	Ps.	602

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(2)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit-impaired		Stage 3 Lifetime ECL credit-impaired		Total
Ps.	146	Ps.	—	Ps.	—	Ps.	146

Other accounts receivable

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Simplified Approach		Total
Loss allowance as of 31 December 2018	Ps.	19,700	Ps.	11,561	Ps.	66,327	Ps.	159,303	Ps.	256,891
Transfers stages		(19,176)		(754)		19,930		—		—
Net remeasurement of loss allowance		2,739		(1,204)		22,481		21,254		45,270
New financial assets originated or purchased		—		—		—		—		—
Financial assets that have been derecognized		—		—		—		—		—
Unwind of discount (1)		—		—		—		—		—
FX and other movements		367		—		—		795		1,162
Approach change		8,996		(1,421)		(10,170)		2,595		—
Write—offs		(1,579)		(534)		(7,118)		(6,191)		(15,422)
Loss allowance as of September 30, 2019	Ps.	11,047	Ps.	7,648	Ps.	91,450	Ps.	177,756		287,901

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

	Stage 1 12-month ECL		Stage 2 Lifetime ECL not credit- impaired		Stage 3 Lifetime ECL credit- impaired		Total
Loss allowance as of 31 December 2018	Ps.	40,715	Ps.	14,358	Ps.	4,355	Ps.	59,428
Transfers:
Transfer from Stage 1 to Stage 2		(619)		619		—		—
Transfer from Stage 1 to Stage 3		(223)		—		223		—
Transfer from Stage 2 to Stage 3		—		(172)		172		—
Transfer from Stage 3 to Stage 2		—		42		(42)		—
Transfer from Stage 2 to Stage 1		8,320		(8,320)		—		—
Transfer from Stage 3 to Stage 1		3,542		—		(3,542)		—
Net remeasurement of loss allowance		(28,204)		(3,844)		(587)		(32,635)
New loan commitments and financial guarantees issued		10,003		1,044		67		11,114
FX and other movements		1,021		1		8		1,030
Loss allowance as of September 30, 2019	Ps.	34,555	Ps.	3,728	Ps.	654	Ps.	38,937

g)	Credit Commitments

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of September 30, 2019 and December 31, 2018:

Credit lines commitments not used

	September 30, 2019		December 31, 2018
	Notional amount		Notional amount
Guarantees	Ps.	3,329,461	Ps.	3,446,601
Unused letters of credit		1,202,018		1,186,691
Unused limits of overdrafts		77,807		306,740
Unused credit card limits		23,674,667		20,816,061
Other		4,799,265		5,169,588
Total	Ps.	33,083,218	Ps.	30,925,681

Following is the detail of the credit commitments by type of currency:

	September 30, 2019		December 31, 2018
Colombian Pesos	Ps.	15,160,806	Ps.	14,918,915
U.S. dollars		14,482,766		12,885,921
Euro		3,222,871		2,892,670
Other		216,775		228,175
Total	Ps.	33,083,218	Ps.	30,925,681

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 5 – HEDGE ACCOUNTING

In accordance with its risk management policies, Grupo Aval uses hedge accounting to manage foreign exchange risk relating to investments in foreign operations and in forecasted transactions of its subsidiary Promigas, as follows:

Hedges of net investment in foreign operations

Banco de Bogotá and Banco de Occidente are exposed to foreign exchange risk relating to their investments in foreign subsidiaries, whose functional currencies are in US dollar.

The purpose of hedge accounting is to mitigate and offset any adverse changes resulting from the fluctuation in exchange rate of the Colombian Peso and the functional currency of such investments. The impacts of those movements are reflected in the cumulative translation adjustment in other comprehensive income of the consolidated financial statements.

To cover this risk, Grupo Aval hedges its exposure through foreign currency financial liabilities expressed in U.S. dollars and forward contracts for the sale of U.S. dollars.

Changes in the fluctuation of the Colombian peso against the U.S. dollar are as follows:

Date	Value of USD 1	Nine-month variation in pesos
September 30, 2019	3,477.45	227.70
December 31, 2018	3,249.75	277.57
September 30, 2018	2,972.18	(11.82)

According to information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

Detail of investment	Translation adjustment of the investments		Exchange difference of financial liabilities		Exchange difference in forward contracts		Net OCI account
Leasing Bogotá Panamá	Ps.	984,240	Ps.	(470,678)	Ps.	(513,189)	Ps.	373
Other subsidiaries and branches Banco de Bogotá		31,330		—		(31,457)		(127)
Occidental Bank Barbados		7,197		(7,197)		—		—
Banco de Occidente Panamá		9,210		(9,210)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		4,736		(4,736)		—		—
Gases del Pacífico S.A.C.		408		(408)		—		—
Gas Natural de Lima y Callao S.A.C. – Calidda		11,919		(11,919)		—		—
Total	Ps.	1,049,040	Ps.	(504,148)	Ps.	(544,646)	Ps.	246

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis is presented gross of taxes:

September 30, 2019

	Thousands of USD			Ps. millions
Detail of investment	Investment amount	Amount of hedge by financial liabilities in foreign currency	Amount of hedge by forward contracts	Cumulative translation adjustment of the investments		Exchange difference of financial liabilities (1)		Exchange difference in forward contracts		Net OCI account
Leasing Bogotá Panamá	4,324,048	(2,067,100)	(2,244,198)	Ps.	5,113,621	Ps.	(2,065,883)	Ps.	(3,183,020)	Ps.	(135,282)
Other subsidiaries and branches Banco de Bogotá (2)	137,871	—	(137,446)		157,308		—		(154,855)		2,453
Occidental Bank Barbados	30,415	(30,415)	—		31,803		(31,803)		—		—
Banco de Occidente (Panamá)	38,023	(38,023)	—		44,787		(44,787)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	21,214	(21,214)	—		14,808		(14,808)		—		—
Gases del Pacífico S.A.C.	2,500	(2,500)	—		2,802		(2,802)		—		—
Gas Natural de Lima y Callao S.A.C. – Calidda	51,218	(51,218)	—		19,915		(19,915)		—		—
Total	4,605,289	(2,210,470)	(2,381,644)	Ps.	5,385,044	Ps.	(2,179,998)	Ps.	(3,337,875)	Ps.	(132,829)

December 31, 2018

	Thousands of USD			Ps. millions
Detail of investment	Investment amount	Amount of hedge by financial liabilities in foreign currency	Amount of hedge by forward contracts	Cumulative translation adjustment of the investments		Exchange difference of financial liabilities (1)		Exchange difference in forward contracts		Net OCI account
Leasing Bogotá Panamá	3,964,051	(2,067,100)	(1,896,348)	Ps.	4,129,381	Ps.	(1,595,205)	Ps.	(2,669,831)	Ps.	(135,655)
Other subsidiaries and branches Banco de Bogotá (2)	126,380	—	(121,116)		125,978		—		(123,398)		2,580
Occidental Bank Barbados	23,971	(23,971)	—		24,606		(24,606)		—		—
Banco de Occidente (Panamá)	23,439	(23,439)	—		35,577		(35,577)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	31,214	(31,214)	—		10,072		(10,072)		—		—
Gases del Pacífico S.A.C.	4,000	(4,000)	—		2,394		(2,394)		—		—
Gas Natural de Lima y Callao S.A.C. – Calidda	31,649	(19,336)	—		7,996		(7,996)		—		—
Total	4,204,704	(2,169,060)	(2,017,464)	Ps.	4,336,004	Ps.	(1,675,850)	Ps.	(2,793,229)	Ps.	(133,075)

(1)	Includes exchange difference hedged

(2)	Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions of foreign branches in Miami, New York and Nassau.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

a)	Hedging of foreign exchange

Banco de Bogotá designated financial liabilities as hedging instruments on December 21, 2015 these including an intra-group liability amounting to US$ 500 million that Banco de Bogotá had as a hedging instrument of its investment in Leasing Bogotá Panamá. This operation was eliminated in the consolidation process of Grupo Aval and was excluded from foreign investment hedge accounting. Starting May 1st and up to November 2nd, 2016 Grupo Aval designated financial assets in foreign debt securities amounting to US$ 500 million as cash flow hedges, of which the foreign exchange differences of this intra-group liability were not eliminated in the consolidation process and instead recorded in Other Comprehensive Income in the amount of Ps. 73,708. This value will be realized in the future as income only when the investment in Leasing Bogotá Panamá is sold. On November 2nd, 2016 Banco de Bogotá cancelled the intragroup liability amounting to US$ 500 million which was replaced in the foreign investment hedge accounting with other obligations in foreign currency with third parties.

b)	Hedging of forecasted transactions

In the ordinary course of its operations Promigas S.A. and its subsidiaries receive income in U.S. Dollars derived from the transportation of gas in their gas pipelines. Promigas and its subsidiaries hedge the exchange risk arising in future transactions of highly probable gas transportation income, entered into forward contracts for the sale of U.S. dollars with financial entities different from the ones consolidated into Grupo Aval.

c)	Testing of hedge effectiveness

Grupo Aval considers hedging as highly effective if at the beginning and in subsequent periods, the hedge offsets in a range between 80% and 125%. Changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated, such effectiveness is assessed by Grupo Aval‘s entities at least quarterly and at the end of each accounting period.

According to this, each hedging was effective at September 30, 2019 and December 31, 2018.

NOTE 6 – TANGIBLE ASSETS

Property, plant and equipment	September 30, 2019		December 31, 2018
Properties, plant and equipment for own use	Ps.	5,786,357	Ps.	5,663,743
Right-of-use assets (1)		2,175,998		—
Investment properties		937,702		836,324
Biological assets		102,812		84,206
Properties, plant and equipment given in operating lease		7,465		4,210
Total	Ps.	9,010,334	Ps.	6,588,483

(1)	The Group has adopted IFRS 16 from January 1, 2019 (See Note 2.)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 7 – GOODWILL

The following is the roll-forward of goodwill balances during the period ended September 30, 2019 and December 31, 2018:

	September 30, 2019		December 31, 2018
Balance at the beginning of the period	Ps.	7,318,594	Ps.	6,901,056
Foreign exchange adjustment		357,755		417,538
Balance at the end of the period	Ps.	7,676,349	Ps.	7,318,594

NOTE 8 – CONCESSIONS

The following are the balances for Grupo Aval for concession contracts for the nine-months periods ended September 30, 2019 and September 30, 2018:

	Gas and energy		Infrastructure		Total
Cost
At December 31, 2017	Ps.	2,546,056	Ps.	1,495,628	Ps.	4,041,684
Impact of the adoption of IFRS 15		—		569,994		569,994
At January 1, 2018	Ps.	2,546,056	Ps.	2,065,622	Ps.	4,611,678
Additions		301,020		1,237,696		1,538,716
Reclassification to PPE		(4,954)		—		(4,954)
Withdrawals / Sales		(880)		(21,353)		(22,233)
Foreign exchange adjustment		(740)		—		(740)
At September 30, 2018	Ps.	2,840,502	Ps.	3,281,965	Ps.	6,122,467

Accumulated Amortization
At December 31, 2017	Ps.	(369,893)	Ps.	(557,624)	Ps.	(927,517)
Amortization of the period		(94,025)		(119,873)		(213,898)
Reclassification to PPE		(9)		—		(9)
Withdrawals / sales		102		—		102
Foreign exchange adjustment		(129)		—		(129)
At September 30, 2018	Ps.	(463,954)	Ps.	(677,497)	Ps.	(1,141,451)

Total Intangible Assets
At December 31, 2017	Ps.	2,176,163	Ps.	938,004	Ps.	3,114,167
Impact of the adoption of IFRS 15		—		569,994		569,994
At January 1, 2018	Ps.	2,176,163	Ps.	1,507,998	Ps.	3,684,161
Cost		294,446		1,216,343		1,510,789
Amortization		(94,061)		(119,873)		(213,934)
At September 30, 2018	Ps.	2,376,548	Ps.	2,604,468	Ps.	4,981,016

	Gas and energy		Infrastructure		Total
Cost
At December 31, 2018	Ps.	3,033,014	Ps.	3,732,759	Ps.	6,765,773
Additions		494,409		1,160,909		1,655,318
Reclassification to PPE		255		—		255
Withdrawals / Sales		(3,059)		(408)		(3,467)
Foreign exchange adjustment		38,211		—		38,211
At September 30, 2019	Ps.	3,562,830	Ps.	4,893,260	Ps.	8,456,090

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

		Gas and energy		Infrastructure		Total

Accumulated Amortization
At December 31, 2018	Ps.	(501,737)	Ps.	(749,555)	Ps.	(1,251,292)
Amortization of the period		(101,277)		(94,731)		(196,008)
Reclassification to PPE		—		—		—
Withdrawals / sales		2,931		(21,884)		(18,953)
Foreign exchange adjustment		(2,219)		—		(2,219)
At September 30, 2019	Ps.	(602,302)	Ps.	(866,170)	Ps.	(1,468,472)

Impairment losses
At December 31, 2018	Ps.	—	Ps.	—	Ps.	—
Impairment charge		—		(2,007)		(2,007)
At September 30, 2019	Ps.	—	Ps.	(2,007)	Ps.	(2,007)

Total Intangible Assets
At December 31, 2018	Ps.	2,531,277	Ps.	2,983,204	Ps.	5,514,481
Cost		529,816		1,160,501		1,690,317
Amortization		(100,565)		(116,615)		(217,180)
Impairment losses		—		(2,007)		(2,007)
At September 30, 2019	Ps.	2,960,528	Ps.	4,025,083	Ps.	6,985,611

NOTE 9 – INCOME TAX

The current income tax expense and the deferred income tax expense are both recognized based on management´s best estimate for the interim period.

The effective tax rate of the consolidated Grupo Aval, with respect to the continuous operations for the three-month period ended September 30, 2019 was 25.19%, and for the three-month period ended September 30, 2018 was 34,07%.

The effective tax rate with respect to continuous operations for the nine-month period ended September 30, 2019 was 29.0%, and for the nine-month period ended September 30, 2018 was 32.1%.

The 8.88% decrease in the effective tax rate for the third quarter of 2019, compared to the same period of the previous year and the 3.10% decrease for the nine-month period ended September 30, 2019 compared to the same period of the previous year, were mainly caused by the following factors:

• The nominal tax rate decreased by 4% for companies responsible for income tax in Colombia, which are not classified as financial entities, from 37% in 2018 to 33% in 2019, in accordance with Law 1943 of 2018; this effect is mainly driven by the consolidation of Corficolombiana’s subsidiaries.

• On August 2019, Banco de Occidente recorded a recovery of deferred tax of Ps. 61,416, due to the update of the fiscal cost (based on a commercial appraisal) of the assets which were subject to fiscal consolidation, in the tax normalization return filed following the provisions of Law 1943 of 2018.

• On September 2019, Banco Popular recorded a recovery of deferred tax of Ps. 30,303, due to the update of the fiscal cost of the assets which were subject to fiscal consolidation, in the tax normalization return filed following the provisions of Law 1943 of 2018.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

In addition to the above, the variation of the accumulated effective rate observed for the nine months period being compared is lower than the variation for the quarter being compared, because during the year 2018 Banco de Occidente received a CREE tax refund of Ps. 50,860, corresponding to the 2013 and 2014 fiscal years, based on judgment C-10/18.

On October 29, 2019, the Constitutional Court of Colombia determined as unconstitutional the tax surcharge applicable to financial entities. The immediate effect of this resolution resulted in a decrease of the tax rate to determine the current tax provision from 37% to 33%. However, for deferred taxes purposes it was concluded that these should be determined using the same tax rates as those enacted as of September 30, 2019, since tax rates to be in force subsequent to 2019 are expected to be readjusted back at December 31, 2019 if a new law that modifies such rates is approved.

Based on the above, it is expected that the year-end consolidated financial statements will include an adjustment for the reversal of the income tax provision registered up to September, which had been calculated at the rate of the rent, surcharge declared unenforceable.

NOTE 10 – EMPLOYEE BENEFITS

The detail of the balance of liabilities for employee benefits as of September 30, 2019 and December 31, 2018 is as follows:

	September 30, 2019		December 31, 2018
Short term	Ps.	629,707	Ps.	481,320
Post-employment		546,890		541,226
Long term (1)		179,800		242,335
Total	Ps.	1,356,397	Ps.	1,264,881

(1)	The variation includes the effect of a change in a long-term institutional benefit plan at Banco de Bogotá, which went from being a defined benefit plan to a defined contribution plan, through which the bank makes monthly contributions into a fund created for each employee, resulting in an impact of Ps. 73,752.

NOTE 11 – PROVISIONS

Below are the balances for legal provisions and other provisions during the periods ended on September 30, 2019 and December 31, 2018:

Concepts	September 30, 2019		December 31, 2018
Legal Provisions	Ps.	135,249	Ps.	125,929
Other provisions		601,154		569,359
Total	Ps.	736,403	Ps.	695,288

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 12 – OTHER LIABILITIES

Accounts payable and other liabilities comprised the following for the periods ended on September 30, 2019 and December 31, 2018:

OTHERS	September 30, 2019		December 31, 2018
Suppliers and services payable	Ps.	1,621,607	Ps.	1,846,831
Dividends payable (1)		1,165,082		535,311
Income received for third parties (2)		857,218		453,450
Cashier checks		637,088		690,195
Non-financial liabilities		520,795		478,833
Contract liability related to concessions		514,588		535,960
Collection on behalf of third parties (3)		489,947		1,514,309
Withholdings taxes and labor contributions		381,637		427,782
Commissions and fees		375,088		430,279
Collection service		283,308		314,785
Transactions ACH and ATH (4)		181,632		605,657
Customer loyalty programs		178,610		154,979
Affiliate establishments		171,610		335,078
Anticipated income		27,256		34,605
Cash Surplus		64,644		167,309
Checks drawn and not paid		53,514		48,864
Financial transactions tax		49,516		45,905
Tax levies		49,079		71,691
Canceled accounts		27,735		26,987
Insurance payables		23,092		48,505
Promissory buyers		17,963		18,371
Other liabilities		300,177		222,267
Total	Ps.	7,991,186	Ps.	9,007,953

OTHERS	September 30, 2019		December 31, 2018
Liabilities to be canceled within twelve months		5,664,420		6,970,611
Liabilities to be canceled after twelve months		2,326,766		2,037,342
Total	Ps.	7,991,186	Ps.	9,007,953

(1)	The increase of Ps. 629,771 corresponds to dividends payable that were approved at the shareholders meetings of the different entities of the Group held in March 2019.

(2)	The increase of Ps. 390,514 corresponds to the concessions for the concepts of funding of land costs, networks, environmental issues and toll collection.

(3)	The decrease of Ps. 1,024,362 correspond to collections made in December 2018 for payment of withholding tax the source of outstanding payments to the tax authority.

(4)	The decrease of Ps. 424,025 corresponds to the compensation of electronic ACH and ATH transactions for payment and transfer concepts.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 13 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Declared dividends

The dividends are declared and paid to shareholders based on unconsolidated net income under Colombian IFRS for the immediately preceding period:

	September 30, 2019		December 31, 2018
Profits of the immediately preceding period determined in the separate financial statements of Grupo Aval.	Ps.	2,887,749	Ps.	2,001,178
Occasional reserve release at the discretion of the General Meeting of Shareholders		6,265,450		5,333,761
Total Income available at discretion of the General Meeting of Shareholders	Ps.	9,153,199	Ps.	7,334,939
Cash dividends declared		60 pesos per share payable in twelve installments of 5 pesos per share, from April 2019 to March 2020		48 pesos per share payable in twelve installments of 4 pesos per share, from April 2018 to March 2019

Total shares outstanding		22,281,017,159		22,281,017,159
Total dividends decreed for controlling interests		1,336,861		1,069,489
To Occasional reserve at the disposal of General Meeting of Shareholders		7,816,338		6,265,450

Equity transactions

As of September 30, 2019, some transactions were made which resulted in changes to the interest participation of Grupo Aval and its subsidiaries, these included the following investments:

The Board of Directors of Proyectos de Infraestructura - PISA S.A. authorized the purchase of 290,061,750 minority shares equivalent to 50.50% of Concesiones CCFC S.A.S., for a value of Ps. 67,097 million, with which PISA S.A. increased its ownership from 49.50% to 100% of CCFC S.A.S.

During Corficolombiana´s dividend distribution process, Grupo Aval and its subsidiaries received dividends in shares, unlike some minority shareholders who chose to receive the dividend payment in cash, generating a dilution for Corficolombiana´s minority shareholders, which resulted in a modification of Grupo Aval’s participation going from 38.25% to 38.63%.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Capital expenses commitments

As of September 30, 2019, and December 31, 2018, Grupo Aval and its subsidiaries had contractual disbursement commitments of capital expenditures for Ps. 412,751 and Ps. 127,367, respectively.

Contingencies

As of September 30, 2019, and December 31, 2018, Grupo Aval and its subsidiaries attended administrative and legal proceedings as defendant; the claims of the proceedings were assessed based on analyses and opinion-s of responsible lawyers. The following legal contingencies were determined:

Labor Proceedings

As of September 30, 2019, and December 31, 2018, labor complaints had been recognized for Ps. 84,452 and Ps. 80,113 respectively. Historically, many of these proceedings have been resolved in favor of Grupo Aval and its subsidiaries.

Civil Proceedings

As of September 30, 2019, and December 31, 2018, the result of the assessment of the claims in relation to legal proceedings for civil suits, not including those with remote probability, reached an amount of Ps. 747,072 and Ps. 391,310 respectively.

Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over the concession contracts, tax proceedings and other, filed by national and local tax authorities. These authorities may establish, in some cases, sanctions in which Grupo Aval and its subsidiaries affiliates may incur as a result of: (i) the performance of their duty as a withholder or collector of national and local taxes, and/or (ii) the obligation to pay a higher tax amount in their condition as taxpayers. As of September 30, 2019, and December 31, 2018, the amount of the claims amounted to Ps. 158,469 and Ps. 241,092 respectively.

NOTE 15 – NET INCOME FROM COMMISSIONS AND FEE

Below is a detail of the income and expenses from contracts with customers for:

Net income from commissions and fees:

	For the three-month periods ended September 30				For the nine-month periods ended September 30
Income from commissions and fees	2019		2018		2019		2018
Commissions on banking services	Ps.	753,060	Ps.	661,498	Ps.	2,184,353	Ps.	1,989,450
Fees on credit cards		337,846		294,102		967,720		855,357
Pension and severance fund management		279,631		244,106		836,209		732,855
Trust activities		87,126		77,251		252,190		231,503
Storage services		39,825		38,905		120,910		115,242
Commissions on drafts, checks and checkbooks		12,771		12,098		37,539		36,649

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

	For the three-month periods ended September 30				For the nine-month periods ended September 30
Office network services		6,287		5,979		18,447		24,926
Other commissions		2,645		2,121		7,658		7,724
Total	Ps.	1,519,191	Ps.	1,336,060	Ps.	4,425,026	Ps.	3,993,706

	For the three-month periods ended September 30				For the nine-month periods ended September 30
Commissions and fees expenses	2019		2018		2019		2018
Banking services	Ps.	(80,092)	Ps.	(70,904)	Ps.	(225,225)	Ps.	(228,334)
Affiliations to pension funds		(26,921)		(18,451)		(71,173)		(55,944)
Information processing services of operators		(4,249)		(4,940)		(13,466)		(17,890)
Offices network services		(2,716)		(3,015)		(9,923)		(19,470)
Administration and intermediation services		(1,051)		(894)		(3,006)		(2,586)
Collection Service of contributions to financial entities		(38)		(1,619)		(1,320)		(5,453)
Banking expenses		(190)		(177)		(518)		(522)
Others		(48,742)		(42,296)		(139,009)		(120,493)
Total		(163,999)		(142,296)		(463,640)		(450,692)
Net income from commissions and fees	Ps.	1,355,192	Ps.	1,193,764	Ps.	3,961,386	Ps.	3,543,014

Gross profit from sales of goods and services:

	For the three-month periods ended September 30				For the nine-month periods ended September 30
Gross profit from sales of goods and services:	2019		2018		2019		2018
Income from goods and services from non-financial sector (1)	Ps.	2,283,969	Ps.	2,435,262	Ps.	6,098,073	Ps.	5,147,252
Others operating income		96,987		29,895		284,248		149,720
Total income	Ps.	2,380,956	Ps.	2,465,157	Ps.	6,382,321	Ps.	5,296,972

Cost of sales of companies from non-financial sector	Ps.	(1,342,339)	Ps.	(1,118,438)	Ps.	(3,318,812)	Ps.	(2,721,999)
General and administrative expenses		(134,246)		(130,210)		(424,002)		(405,946)
Personnel expenses		(137,115)		(124,955)		(410,263)		(366,950)
Amortization		(48,042)		(77,235)		(209,495)		(226,403)
Commissions and fees expenses		(8,141)		(3,178)		(22,973)		(12,647)
Depreciation		(18,565)		(23,684)		(72,244)		(69,896)
Bonus payments		(8,985)		(6,667)		(28,375)		(26,067)
Allowance for impairment of loans and receivables		(3,375)		(4,419)		(27,116)		(18,457)
Donations expenses		(2,965)		(3,050)		(8,893)		(9,430)
Depreciation right of use assets		(15,134)		—		(22,168)		—
Labor severances		(556)		(1,017)		(2,198)		(2,035)
Total costs for goods and services	Ps.	(1,719,463)	Ps.	(1,492,853)	Ps.	(4,546,539)	Ps.	(3,859,830)
Gross profit from sales of goods and services	Ps.	661,493	Ps.	972,304	Ps.	1,835,782	Ps.	1,437,142

(1)	The increase corresponding to the nine months is mainly due to the progress of work in the Promigas concessions for Ps. 497,861, Concesionaría vial del Pacifico for Ps. 243,893 and Concecol for Ps. 238,006.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 16 – NET TRADING INCOME

Net trading income includes income from debt and equity securities, cross currency and bond derivatives:

	For the three-month periods ended September 30				For the nine-month periods ended September 30
	2019		2018		2019		2018
Trading investment income (1)
Fixed income securities	Ps.	48,321	Ps.	24,424	Ps.	203,942	Ps.	73,979
Equities		104,697		20,112		284,616		47,982
Total trading investment income	Ps.	153,018	Ps.	44,536	Ps.	488,558	Ps.	121,961

Derivatives income
Net income (loss) on financial derivatives (2)		250,091		24,885		199,254		12,095
Other trading income (3)		78,208		40,045		110,255		129,732
Total derivatives income	Ps.	328,299	Ps.	64,930	Ps.	309,509	Ps.	141,827
Total net trading income	Ps.	481,317	Ps.	109,466	Ps.	798,067	Ps.	263,788

(1)	Includes net trading income from investment securities held for trading, which reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.

(2)	Includes net trading income from trading derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.

(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged risk, (ii) the ineffective portion of the hedge, and (iii) Transfers of due hedging derivatives from OCI to the statement of income.

NOTE 17 – OTHER INCOME AND EXPENSE

Below is the detail for other income and expense:

	For the three-month periods ended September 30				For the nine-month periods ended September 30
Other Income	2019		2018		2019		2018
Net gain on sale of debt and equity securities	Ps.	118,854	Ps.	5,935	Ps.	189,918	Ps.	(13,960)
Share of profit of equity accounted investees, net of tax		64,897		53,816		174,445		142,361
Dividends		3,381		5,107		82,982		61,242
Gain on the sale of non-current assets held for sale		5,601		8,290		18,183		14,462
Net gain on asset valuation		4,754		2,210		1,978		10,022
Foreign exchange gains (losses), net		(207,828)		106,036		(25,174)		371,312
Other income		115,119		116,156		314,428		272,432
Total other income	Ps.	104,778	Ps.	297,550	Ps.	756,760	Ps.	857,871

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

	For the three-month periods ended September 30				For the nine-month periods ended September 30
Other expense	2019		2018		2019		2018
Personnel expenses	Ps.	(1,061,648)	Ps.	(946,795)	Ps.	(3,023,925)	Ps.	(2,831,389)
Taxes and fees (1)		(286,048)		(183,425)		(690,911)		(538,979)
Affiliation contributions and transfers		(177,432)		(129,564)		(482,771)		(376,397)
Consultancy, audit and other fees		(166,648)		(134,330)		(464,425)		(391,459)
Depreciation and amortization		(156,914)		(137,758)		(452,071)		(398,116)
Maintenance and repairs		(117,849)		(89,748)		(328,411)		(265,034)
Insurance		(96,378)		(94,463)		(282,997)		(279,704)
Marketing		(90,832)		(78,067)		(226,880)		(220,065)
Depreciation of right of use assets (2)		(74,936)		—		(219,618)		—
Warehouse services		(72,233)		(67,079)		(206,594)		(198,246)
Transportation services		(44,342)		(44,565)		(133,196)		(134,360)
Leases (rent)		(46,226)		(112,443)		(128,044)		(345,838)
Cleaning and security services		(35,028)		(31,153)		(100,693)		(93,785)
Outsourcing services		(37,721)		(30,377)		(97,771)		(93,324)
Supplies and stationary		(23,731)		(19,297)		(71,155)		(57,412)
Electronic data processing		(16,752)		(20,490)		(60,901)		(58,507)
Travel expenses		(14,145)		(12,137)		(40,910)		(37,841)
Adaptation and installation		(13,488)		(11,068)		(36,847)		(37,135)
Loss from sale of non-current assets held for sale		(1,308)		(769)		(3,571)		(2,781)
Other expense		(92,376)		(87,859)		(269,955)		(299,368)
Total other expense	Ps.	(2,626,035)	Ps.	(2,231,387)	Ps.	(7,321,646)	Ps.	(6,659,740)

(1)	Taxes and fees include the fiscal consolidation carried out in Banco de Occidente for Ps. 45,161 and Banco Popular for Ps. 13,856 recognized, respectively.

(2)	The Group has adopted IFRS 16 from January 1, 2019 (See Note 2.)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 18 – ANALYSIS OF OPERATING SEGMENTS

Following is the detail of the reportable financial information summarized for each segment as of September 30, 2019 and December 31, 2018:

Statement of Financial Position

September 30, 2019

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
Assets
Trading assets	Ps.	4,081,503	Ps.	2,675,062	Ps.	314,383	Ps.	323,733	Ps.	1,950,387	Ps.	3,173	Ps.	(49,860)	Ps.	9,298,381
Investment securities		14,783,092		4,384,248		2,088,835		1,525,936		2,498,948		—		(730,502)		24,550,557
Hedging derivatives assets		27,226		—		—		—		735		—		(169)		27,792
Investments in associates and joint ventures		4,630,302		1,390,278		468,591		3,017		759,075		—		(6,260,997)		990,266
Loans, net		114,078,927		29,250,518		18,955,382		11,671,359		2,132,057		—		(1,658,521)		174,429,722
Other Assets		35,660,282		3,478,881		2,377,954		1,494,791		23,145,346		4,485,757		(6,092,390)		64,550,621
Total Assets	Ps.	173,261,332	Ps.	41,178,987	Ps.	24,205,145	Ps.	15,018,836	Ps.	30,486,548	Ps.	4,488,930	Ps.	(14,792,439)	Ps.	273,847,339
Liabilities
Customer Deposits	Ps.	116,874,990	Ps.	27,763,805	Ps.	17,355,933	Ps.	11,347,540	Ps.	4,188,987	Ps.	—	Ps.	(3,483,290)	Ps.	174,047,965
Financial Obligations		29,516,720		7,032,304		2,665,018		1,420,133		11,748,750		4,557,979		(3,453,975)		53,486,929
Other Liabilities		5,556,128		1,596,745		1,134,667		536,908		5,020,790		828,559		(724,192)		13,949,605
Total Liabilities	Ps.	151,947,838	Ps.	36,392,854	Ps.	21,155,618	Ps.	13,304,581	Ps.	20,958,527	Ps.	5,386,538	Ps.	(7,661,457)	Ps.	241,484,499

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.

December 31, 2018

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
Assets
Trading assets	Ps.	3,086,060	Ps.	1,670,934	Ps.	235,283	Ps.	302,226	Ps.	1,987,205	Ps.	212	Ps.	(77,608)	Ps.	7,204,312
Investment securities		11,238,754		5,070,964		2,900,778		1,225,551		3,189,297		—		(595,185)		23,030,159
Hedging derivatives assets		32,981		—		—		—		43		—		(2,886)		30,138
Investments in associates and joint ventures		4,157,015		1,247,935		396,289		2,347		759,222		—		(5,580,065)		982,743
Loans, net		111,018,238		26,996,654		18,287,166		11,027,826		2,575,561		—		(1,219,791)		168,685,654
Other Assets		33,769,462		3,935,123		2,829,152		1,649,531		17,729,308		3,924,117		(4,094,546)		59,742,147
Total Assets	Ps.	163,302,510	Ps.	38,921,610	Ps.	24,648,668	Ps.	14,207,481	Ps.	26,240,636	Ps.	3,924,329	Ps.	(11,570,081)	Ps.	259,675,153
Liabilities
Customer Deposits	Ps.	108,404,522	Ps.	25,592,232	Ps.	17,571,388	Ps.	11,425,400	Ps.	3,805,028	Ps.	—	Ps.	(2,439,119)	Ps.	164,359,451
Financial Obligations		28,560,065		6,881,717		3,139,013		647,872		9,673,342		4,376,021		(2,066,040)		51,211,990
Other Liabilities		6,670,148		1,941,504		1,047,333		514,029		4,643,578		443,591		(710,819)		14,549,364
Total Liabilities	Ps.	143,634,735	Ps.	34,415,453	Ps.	21,757,734	Ps.	12,587,301	Ps.	18,121,948	Ps.	4,819,612	Ps.	(5,215,978)	Ps.	230,120,805

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Statement of Income for the quarter ended September 30, 2019

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
External Income
Interest income	Ps.	3,105,531	Ps.	766,437	Ps.	569,514	Ps.	364,224	Ps.	136,293	Ps.	102	Ps.	—	Ps.	4,942,101
Income from commissions and fees		1,228,442		108,702		67,165		71,058		17,703		26,121		—		1,519,191
Income from sales of goods and services		25,491		15,520		103		(1,616)		2,341,458		—		—		2,380,956
Share of profit of equity accounted investees, net of tax		3,639		1,471		1,907		1,530		56,350		—		—		64,897
Dividends		59		—		516		—		2,806		—		—		3,381
Other Income		423,065		75,150		49,687		9,932		16,953		(1,728)		—		573,059
	Ps.	4,786,227	Ps.	967,280	Ps.	688,892	Ps.	445,128	Ps.	2,571,563	Ps.	24,495	Ps.	—	Ps.	9,483,585

Intersegment Income
Interest income	Ps.	26,875	Ps.	3,531	Ps.	3,886	Ps.	902	Ps.	13,574	Ps.	18	Ps.	(48,786)	Ps.	—
Income from commissions and fees		1,240		2,260		569		4,744		495		10,752		(20,060)		—
Income from sales of goods and services		571		42,364		—		1,616		1,580		—		(46,131)		—
Share of profit of equity accounted investees, net of tax		118,867		61,227		16,553		(1,566)		445		—		(195,526)		—
Dividends		—		—		—		—		—		—		—		—
Other Income		5,150		700		46		409		90		27,036		(33,431)		—
		152,703		110,082		21,054		6,105		16,184		37,806		(343,934)		—
Total income	Ps.	4,938,930	Ps.	1,077,362	Ps.	709,946	Ps.	451,233	Ps.	2,587,747	Ps.	62,301	Ps.	(343,934)	Ps.	9,483,585

Expenses
Interest expense	Ps.	(1,241,917)	Ps.	(314,084)	Ps.	(218,750)	Ps.	(105,508)	Ps.	(272,086)	Ps.	(61,350)	Ps.	100,901	Ps.	(2,112,794)
Impairment loss on loan and other accounts receivable		(852,822)		(184,436)		(81,284)		(68,329)		(4,418)		—		2,007		(1,189,282)
Depreciations and amortizations		(160,790)		(29,799)		(20,404)		(16,839)		(1,892)		(2,978)		852		(231,850)
Expenses from commissions and fees		(102,597)		(21,459)		(17,388)		(34,676)		(2,427)		(944)		15,492		(163,999)
Costs and expenses of sales goods and services		(54,209)		(78,868)		(137)		—		(1,570,311)		1,909		(17,847)		(1,719,463)
Administrative Expenses		(865,722)		(212,357)		(166,308)		(101,746)		(27,972)		(63,566)		143,751		(1,293,920)
Other expense		(722,466)		(82,390)		(103,358)		(47,778)		(26,347)		79,604		(97,012)		(999,747)
Income tax expense		(237,475)		14,600		(4,689)		(24,682)		(179,198)		(15,049)		(25)		(446,518)
Total Expenses		(4,237,998)		(908,793)		(612,318)		(399,558)		(2,084,651)		(62,374)		148,119		(8,157,573)
Net income	Ps.	700,932	Ps.	168,569	Ps.	97,628	Ps.	51,675	Ps.	503,096	Ps.	(73)	Ps.	(195,815)	Ps.	1,326,012

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
Revenue from contracts with customers	Ps.	1,255,446	Ps.	168,007	Ps.	67,735	Ps.	75,801	Ps.	2,259,343	Ps.	104,887	Ps.	(31,072)	Ps.	3,900,147
Timing of revenue recognition
At a point in time		49,861		8,196		6,385		21,617		48,789		104,736		(83,551)		156,033
Over time		1,205,585		159,811		61,350		54,184		2,210,554		151		52,479		3,744,114

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto

(2)	Income from contracts with customer for commission and fee, see note 15

Statement of Income for the nine-months periods ended on September 30, 2019

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
External Income
Interest income	Ps.	9,064,621	Ps.	2,320,982	Ps.	1,736,047	Ps.	1,093,354	Ps.	281,756	Ps.	299	Ps.	—	Ps.	14,497,059
Income from commissions and fees		3,594,614		314,797		196,246		207,059		55,697		56,613		—		4,425,026
Income from sales of goods and services (2)		83,589		49,470		871		(3,841)		6,252,232		—		—		6,382,321
Share of profit of equity accounted investees, net of tax		8,846		3,909		4,704		3,968		153,018		—		—		174,445
Dividends		3,314		279		1,155		1,795		76,439		—		—		82,982
Other Income		929,147		195,012		79,375		46,924		209,300		16		—		1,459,774
	Ps.	13,684,131	Ps.	2,884,449	Ps.	2,018,398	Ps.	1,349,259	Ps.	7,028,442	Ps.	56,928	Ps.	—	Ps.	27,021,607

Intersegment Income
Interest income	Ps.	68,802	Ps.	9,650	Ps.	9,267	Ps.	2,370	Ps.	112,606	Ps.	68	Ps.	(202,763)	Ps.	—
Income from commissions and fees		3,905		6,358		2,337		14,426		634		57,284		(84,944)		—
Income from sales of goods and services		1,297		116,903		—		3,841		4,131		—		(126,172)		—
Share of profit of equity accounted investees, net of tax		389,548		200,696		54,918		(4,156)		1,284		—		(642,290)		—
Dividends		5,288		2,022		2,925		2,053		101		—		(12,389)		—
Other Income		54,599		4,507		141		1,133		(3,389)		58,056		(115,047)		—
		523,439		340,136		69,588		19,667		115,367		115,408		(1,183,605)		—
Total income	Ps.	14,207,570	Ps.	3,224,585	Ps.	2,087,986	Ps.	1,368,926	Ps.	7,143,809	Ps.	172,336	Ps.	(1,183,605)	Ps.	27,021,607

Expenses
Interest expense	Ps.	(3,608,604)	Ps.	(899,707)	Ps.	(659,196)	Ps.	(310,649)	Ps.	(670,063)	Ps.	(177,720)	Ps.	219,008	Ps.	(6,106,931)
Impairment loss on loan and other accounts receivable		(2,120,047)		(635,850)		(243,291)		(227,928)		(10,591)		—		74,317		(3,163,390)
Depreciations and amortizations		(468,062)		(85,560)		(57,867)		(49,065)		(5,916)		(7,591)		2,372		(671,689)

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
Expenses from commissions and fees		(283,875)		(60,904)		(49,052)		(101,512)		(8,426)		(3,402)		43,531		(463,640)
Costs and expenses of sales goods and services		(171,521)		(225,412)		(413)		—		(4,157,398)		5,695		2,510		(4,546,539)
Administrative Expenses		(2,399,813)		(539,449)		(453,173)		(290,430)		(79,597)		(184,086)		416,824		(3,529,724)
Other expense		(2,032,956)		(240,207)		(284,930)		(149,218)		(115,463)		279,453		(246,546)		(2,789,867)
Income tax expense		(822,273)		(60,384)		(75,803)		(79,068)		(581,292)		(47,170)		(1,502)		(1,667,492)
Total Expenses		(11,907,151)		(2,747,473)		(1,823,725)		(1,207,870)		(5,628,746)		(134,821)		510,514		(22,939,272)
Net income	Ps.	2,300,419	Ps.	477,112	Ps.	264,261	Ps.	161,056	Ps.	1,515,063	Ps.	37,515	Ps.	(673,091)	Ps.	4,082,335

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
Revenue from contracts with customers (2)	Ps.	3,682,784	Ps.	484,376	Ps.	198,599	Ps.	221,484	Ps.	6,021,782	Ps.	326,089	Ps.	(127,767)	Ps.	10,807,347
Timing of revenue recognition
At a point in time		150,852		24,307		17,312		61,694		173,776		325,681		(281,422)		472,200
Over time		3,531,932		460,069		181,287		159,790		5,848,006		408		153,655		10,335,147

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto
(2)	Income from contracts with customer for commission and fee, see note 15

Statement of Income for the quarter ended September 30, 2018

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
External Income
Interest income	Ps.	2,862,568	Ps.	794,953	Ps.	545,353	Ps.	358,551	Ps.	125,639	Ps.	53	Ps.	—	Ps.	4,687,117
Income from commissions and fees		1,074,468		99,265		61,615		67,975		20,795		11,942		—		1,336,060
Income from sales of goods and services		31,183		20,173		3,401		—		2,410,400		—		—		2,465,157
Share of profit of equity accounted investees, net of tax		2,410		1,145		1,174		926		48,161		—		—		53,816
Dividends		997		6		281		908		2,915		—		—		5,107
Other Income		267,097		41,754		16,710		13,245		59,253		201		—		398,260
	Ps.	4,238,723	Ps.	957,296	Ps.	628,534	Ps.	441,605	Ps.	2,667,163	Ps.	12,196	Ps.	—	Ps.	8,945,517

Intersegment Income
Interest income	Ps.	(47,775)	Ps.	(32,210)	Ps.	7,105	Ps.	447	Ps.	5,918	Ps.	31	Ps.	66,484	Ps.	—
Income from commissions and fees		335		1,950		1,089		4,712		366		26,540		(34,992)		—
Income from sales of goods and services		226		24,916		—		—		1,343		—		(26,485)		—

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
Share of profit of equity accounted investees, net of tax		193,868		28,597		(1,051)		(1,025)		371		—		(220,760)		—
Dividends		—		—		—		—		—		—		—		—
Other Income		127,687		1,254		32		551		2,402		13,278		(145,204)		—
		274,341		24,507		7,175		4,685		10,400		39,849		(360,957)		—
Total income	Ps.	4,513,064	Ps.	981,803	Ps.	635,709	Ps.	446,290	Ps.	2,677,563	Ps.	52,045	Ps.	(360,957)	Ps.	8,945,517

Expenses
Interest expense	Ps.	(1,079,544)	Ps.	(279,968)	Ps.	(208,896)	Ps.	(93,427)	Ps.	(176,485)	Ps.	(55,229)	Ps.	46,273	Ps.	(1,847,276)
Impairment loss on loan and other accounts receivable		(661,070)		(233,860)		(52,063)		(67,633)		721		—		(87,808)		(1,101,713)
Depreciations and amortizations		(93,201)		(19,324)		(13,047)		(8,510)		(1,829)		(1,778)		(69)		(137,758)
Expenses from commissions and fees		(81,154)		(16,050)		(22,723)		(25,287)		(3,220)		(605)		6,743		(142,296)
Costs and expenses of sales goods and services		(60,479)		(61,383)		(3,273)		—		(1,374,755)		867		6,170		(1,492,853)
Administrative Expenses		(762,856)		(165,505)		(134,561)		(105,777)		(31,145)		(49,317)		139,320		(1,109,841)
Other expense		(634,042)		(97,036)		(85,556)		(50,063)		(25,164)		81,659		(99,594)		(909,796)
Income tax expense		(254,781)		(24,965)		(45,027)		(31,486)		(375,440)		(17,958)		(1,169)		(750,826)
Total Expenses		(3,627,127)		(898,091)		(565,146)		(382,183)		(1,987,317)		(42,361)		9,866		(7,492,359)
Net income	Ps.	885,937	Ps.	83,712	Ps.	70,563	Ps.	64,107	Ps.	690,246	Ps.	9,684	Ps.	(351,091)	Ps.	1,453,158

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
Revenue from contracts with customers	Ps.	1,106,135	Ps.	145,566	Ps.	65,459	Ps.	72,687	Ps.	2,401,949	Ps.	109,212	Ps.	(99,791)	Ps.	3,801,217
Timing of revenue recognition
At a point in time		45,595		5,438		8,295		21,276		43,000		109,097		(18,130)		214,571
Over time		1,060,540		140,128		57,164		51,411		2,358,949		115		(81,661)		3,586,646

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto

(2)	Income from contracts with customer for commission and fee, see note 15

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

Statement of Income for the nine-months periods ended on September 30, 2018

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
External Income
Interest income	Ps.	8,230,589	Ps.	2,338,628	Ps.	1,654,208	Ps.	1,024,290	Ps.	417,176	Ps.	130	Ps.	—	Ps.	13,665,021
Income from commissions and fees		3,207,901		296,909		182,097		195,983		58,345		52,471		—		3,993,706
Income from sales of goods and services		94,832		56,614		9,052		—		5,136,474		—		—		5,296,972
Share of profit of equity accounted investees, net of tax		4,044		2,187		2,332		2,185		131,613		—		—		142,361
Dividends		3,572		279		1,567		2,306		53,518		—		—		61,242
Other Income		601,388		116,699		51,123		40,773		283,084		2,201		—		1,095,268
	Ps.	12,142,326	Ps.	2,811,316	Ps.	1,900,379	Ps.	1,265,537	Ps.	6,080,210	Ps.	54,802	Ps.	—	Ps.	24,254,570

Intersegment Income
Interest income	Ps.	(9,150)	Ps.	(28,222)	Ps.	7,894	Ps.	617	Ps.	23,662	Ps.	110	Ps.	5,089	Ps.	—
Income from commissions and fees		1,812		7,449		5,442		15,785		1,145		60,780		(92,413)		—
Income from sales of goods and services		492		69,020		—		—		4,280		—		(73,792)		—
Share of profit of equity accounted investees, net of tax		327,136		86,872		(2,888)		(2,898)		738		—		(408,960)		—
Dividends		12,898		7,834		9,355		707		1,211		—		(32,005)		—
Other Income		192,242		3,247		277		1,324		2,857		31,440		(231,387)		—
		525,430		146,200		20,080		15,535		33,893		92,330		(833,468)		—
Total income	Ps.	12,667,756	Ps.	2,957,516	Ps.	1,920,459	Ps.	1,281,072	Ps.	6,114,103	Ps.	147,132	Ps.	(833,468)	Ps.	24,254,570

Expenses
Interest expense	Ps.	(3,187,780)	Ps.	(854,562)	Ps.	(640,965)	Ps.	(272,623)	Ps.	(579,440)	Ps.	(164,613)	Ps.	149,800	Ps.	(5,550,183)
Impairment loss on loan and other accounts receivable		(1,703,774)		(630,380)		(133,626)		(211,957)		(22,690)		—		(87,808)		(2,790,235)
Depreciations and amortizations		(268,154)		(57,368)		(36,437)		(24,641)		(5,826)		(5,599)		(91)		(398,116)
Expenses from commissions and fees		(269,421)		(52,985)		(67,231)		(76,157)		(9,669)		(1,809)		26,580		(450,692)
Costs and expenses of sales goods and services		(192,178)		(172,825)		(9,708)		—		(3,517,682)		4,275		28,288		(3,859,830)
Administrative Expenses		(2,241,111)		(533,027)		(402,707)		(296,655)		(67,264)		(145,334)		352,213		(3,333,885)
Other expense		(1,868,805)		(302,420)		(267,799)		(137,581)		(78,235)		219,462		(216,834)		(2,652,212)
Income tax expense		(801,363)		(11,532)		(137,146)		(86,528)		(587,131)		(50,385)		(1,573)		(1,675,658)
Total Expenses		(10,532,586)		(2,615,099)		(1,695,619)		(1,106,142)		(4,867,937)		(144,003)		250,575		(20,710,811)
Net income	Ps.	2,135,170	Ps.	342,417	Ps.	224,840	Ps.	174,930	Ps.	1,246,166	Ps.	3,129	Ps.	(582,893)	Ps.	3,543,759

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1) Other Segments		Eliminations		Total
Revenue from contracts with customers (2)	Ps.	3,304,697	Ps.	427,954	Ps.	194,842	Ps.	211,768	Ps.	5,050,098	Ps.	326,227	Ps.	(224,908)	Ps.	9,290,678
Timing of revenue recognition
At a point in time		140,561		19,282		22,545		56,420		109,194		325,842		(284,040)		389,804
Over time		3,164,136		408,672		172,297		155,348		4,940,904		385		59,132		8,900,874

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto

(2)	Income from contracts with customer for commission and fee, see note 15

Reconciliation of net income, assets and liabilities of reportable operating segments

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

•	Loans with financial obligations of entities mainly from non-financial sector.

•	Investments in term deposits and outstanding bonds of in other segments.

•	Investments in subordinate’s elimination and record of non-controlling interests.

•	Intercompany leasing’s and commissions paid between Grupo Aval’s entities.

•	Expenses and incomes for commissions.

18.1 Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed by products and services, in the statement of income. In addition, details on income from commissions and fees are disclosed in note 15.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 19 – TRANSFERS OF FINANCIAL ASSETS

Grupo Aval and its subsidiaries enter into transactions in the normal course of business by which it transfers financial assets to third parties. Depending on the circumstances, these transfers may either result in these financial assets being derecognized or continuing to be recognized in Grupo Aval´s financial statements.

A.	Transferred financial assets not qualifying for full derecognition

i.       Sale and repurchase agreements

The debt securities of financial investments at fair value through profit or loss that are being used as guarantees in repurchase transactions amounted to Ps. 461,299 as of September 30, 2019 and Ps. 1,139,782 as of December 31, 2018; the financial assets at amortized cost that are being used as guarantees in repurchase transactions amounted to Ps. 947,813 as of September 30,2019 and the debt securities of financial investments at fair value through OCI that are being used as guarantees in repurchase transactions amounted to Ps. 3,737,838 as of September 30, 2019 and Ps. 4,029,816 as of December 31, 2018.

NOTE 20 – UNCONSOLIDATED STRUCTURED ENTITIES

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests:

September 30, 2019	Securitizations		Grupo Aval´s managed funds		Total
Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	9,594	Ps.	3,235,834	Ps.	3,245,428
Other account receivables		—		50,070		50,070
Total assets in relation to the Grupo Aval’s interests in the unconsolidated structured entities		9,594		3,285,904		3,295,498
Grupo Aval’s maximum exposure	Ps.	9,594	Ps.	3,285,904	Ps.	3,295,498

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 21 – RELATED PARTIES

Balances as of September 30, 2019 and December 31, 2018, with related parties, are detailed in the following tables:

September 30, 2019

	Individuals				Entity
		Individuals with control over Grupo Aval (*)		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals
Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Financial assets in investments		—		—		1,000,750		—		—
Financial assets in credit operations		4,231		8,898		1,142,936		1,526,405		126,686
Accounts receivable		8		12		130,136		5,587		312
Other assets		—		—		9,057		2,946		—

Liabilities
Deposits	Ps.	116,602	Ps.	22,413	Ps.	78,486	Ps.	898,999	Ps.	1,306
Accounts payables		1,051		454		12,986		745,872		—
Financial obligations		—		—		—		—		—
Others liabilities		—		2		1,902		256		—

(*) Include family members

December 31, 2018

	Individuals				Entity
		Individuals with control over Grupo Aval (*)		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals
Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Financial assets in investments		—		—		920,170		—		—
Financial assets in credit operations		2,680		17,062		1,443,476		1,513,218		102,958
Accounts receivable		9		58		8,105		3,329		17
Other assets		—		—		20,348		5,030		—

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

December 31, 2018

	Individuals				Entity
		Individuals with control over Grupo Aval (*)		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals

Liabilities
Deposits	Ps.	100,199	Ps.	21,726	Ps.	70,960	Ps.	570,558	Ps.	23,470
Accounts payables		38		686		10,114		291,328		1
Financial obligations		1		3		102		7		—
Others liabilities		—		—		25,040		194		3

(*) Include family members

For the quarter ended September 30, 2019
	Individuals				Entity
		Individuals with control over Grupo Aval (*)		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals

Interest income	Ps.	45	Ps.	64	Ps.	8,044	Ps.	22,190	Ps.	2,001
Fee income and commissions		2		26		7,695		50,062		1
Leases		—		—		(20)		69		—
Other income		1		48		74,670		1,651		265

Financial expenses		(31)		(411)		(213)		(5,767)		(4)
Fee expenses and commissions		—		(405)		(4,750)		21,562		(210)
Operating expenses		—		(2,374)		—		89		—
Other expenses		4		(664)		(337,158)		(12,042)		(9)

(*) Include family members

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

For the nine months ended September 30, 2019
	Individuals				Entity
		Individuals with control over Grupo Aval (*)		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals

Interest income	Ps.	140	Ps.	536	Ps.	33,349	Ps.	66,826	Ps.	5,855
Fee income and commissions		15		41		25,836		85,019		4
Leases		—		—		—		241		—
Other income		5		147		200,118		4,371		511

Financial expenses		(144)		(782)		(882)		(15,026)		(24)
Fee expenses and commissions		(2)		(1,106)		(15,137)		(1,499)		(300)
Operating expenses		—		(5,893)		—		(2,098)		—
Other expenses		(2)		(1,453)		(355,312)		(30,896)		(9)

(*) Include family members

For the quarter ended September 30, 2018
	Individuals				Entity
		Individuals with control over Grupo Aval (*)		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals

Interest income	Ps.	54	Ps.	278	Ps.	(4,420)	Ps.	32,163	Ps.	(3,828)
Fee income and commissions		1		16		(3,408)		16,138		(1)
Leases		—		—		(141)		54		—
Other income		—		35		62,804		1,430		—

Financial expenses		(36)		(266)		33,524		(2,270)		423
Fee expenses and commissions		113		833		(5,239)		(423)		(5)
Operating expenses		—		(842)		(12)		522		—
Other expenses		373		760		(8,723)		(5,908)		—

(*) Include family members

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

For the nine months ended September 30, 2018
	Individuals				Entity
		Individuals with control over Grupo Aval (*)		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals

Interest income	Ps.	165	Ps.	664	Ps.	29,934	Ps.	97,610	Ps.	207
Fee income and commissions		4		45		6,048		46,766		—
Leases		—		—		33		233		—
Other income		2		173		190,745		3,618		—

Financial expenses		(170)		(642)		(656)		(13,088)		(17)
Fee expenses and commissions		(3)		(903)		(12,512)		(1,370)		(5)
Operating expenses		—		(8,058)		(35)		(1,282)		—
Other expenses		(11)		(1,556)		(26,828)		(20,207)		—

(*) Include family members

Expenses during the current period were recognized with respect to uncollectible or doubtful accounts related to amounts in debt by related parties of Ps. 322,568.

Compensation of Key Management Personnel

The compensation received by key personnel of management comprises the following:

	Three-month ended in				Nine-months ended in
	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018

Salaries	Ps.	4,145	Ps.	4,579	Ps.	13,118	Ps.	13,469
Short term benefits for employees		2,381		1,023		3,843		2,480
Total		6,526		5,602		16,961		15,949

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(Figures in millions of Colombian pesos)

NOTE 22 – SUBSEQUENT EVENTS

On November 14, 2019 Grupo Aval issuance the First Tranche of the Issuance Program of Senior Notes for a total amount of Ps.400,000.

Notes were placed as follows:

Series – Sub-series	Placed Amount		Rate
Series A – Sub-series A20 20 years spread over CPI E.A.R.	Ps.	300,000	3.69% Spread (Over CPI*)
Series C – Sub-series C5 5 years fixed rate E.A.R.	Ps.	100,000	6.42%
Total	Ps.	400,000

*Colombia’s Consumer Price Index /CPI and Spread are calculated as Effective Annual Rates (EAR)

On October 31, 2019 Grupo Aval, entered into an agreement to acquire Multibank Financial Group (“MFG”), holding of Multibank Panama.

As of June 30, 2019, MFG had consolidated assets of approximately USD 5 billion, (Ps. 17,387,250) and a shareholders’ equity of USD 560 million, (Ps. 1,947,372) Upon closing of the transaction, these assets will be added to the consolidated balance sheet of Grupo Aval. In the last twelve months ended June 30, 2019, MFG's income amounted to approximately USD 60 million, (Ps. 208,647).

This new asset will become part of the investments that Banco de Bogotá has acquired through its subsidiary Leasing Bogotá S.A. Panamá in the financial system in the region, in which it already participates through the BAC Credomatic banking group.